Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

MID PENN BANCORP, INC.

AND

PHOENIX BANCORP, INC.

dated as of

August 27, 2014

(i)

4.25.	Phoenix Information Supplied	40
4.26.	Takeover Laws	41
4.27.	Quality of Representations	41

ARTICLE V REPRESENTATIONS AND WARRANTIES OF MID PENN		41
5.1.	Organization	42
5.2.	Capitalization	42
5.3.	Authority; No Violation	44
5.4.	Consents	45
5.5.	Financial Statements; Undisclosed Liabilities	45
5.6.	No Material Adverse Effect	46
5.7.	Material Contracts; Leases; Defaults	47
5.8.	Ownership of Property; Insurance Coverage	48
5.9.	Legal Proceedings	50
5.10.	Compliance With Applicable Law	50
5.11.	Employee Benefit Plans	51
5.12.	Environmental Matters	53
5.13.	Brokers, Finders and Financial Advisors	54
5.14.	Loan Matters	54
5.15.	Related Party Transactions	56
5.16.	No Phoenix Capital Stock	56
5.17.	SEC Reports	56
5.18.	Required Vote	57
5.19.	Registration Obligations	57
5.20.	Risk Management Instruments	57
5.21.	Fairness Opinion	57
5.22.	Fiduciary Accounts	58
5.23.	Mid Penn Information Supplied	58
5.24.	Taxes	58
5.25.	No Financing	59
5.26.	Quality of Representations	59

ARTICLE VI COVENANTS OF PHOENIX		59
6.1.	Conduct of Business	59
6.2.	Financial and Other Statements	63
6.3.	Maintenance of Insurance	64
6.4.	Disclosure Supplements	64
6.5.	Consents and Approvals of Third Parties	64
6.6.	Commercially Reasonable Efforts	64
6.7.	Failure to Fulfill Conditions	64
6.8.	No Other Bids and Related Matters	64
6.9.	Reserves and Merger-Related Costs	68
6.10.	Phoenix Board and Committee Information	68
6.11.	Affiliate Letters	68
6.12.	Proxy Solicitor	68
6.13.	Phoenix Dividends	68
6.14.	Phoenix Dividend Reinvestment	68

(ii)

6.15.	Approval of Bank Plan of Merger	69
6.16.	Real Estate	69

ARTICLE VII COVENANTS OF MID PENN		69
7.1.	Conduct of Business	69
7.2.	Financial and Other Statements	70
7.3.	Maintenance of Insurance	71
7.4.	Disclosure Supplements	71
7.5.	Consents and Approvals of Third Parties	71
7.6.	Commercially Reasonable Efforts	71
7.7.	Failure to Fulfill Conditions	71
7.8.	Affiliate Letters	71
7.9.	Miners Bank Post-Closing Operation	71
7.10.	Post-Closing Governance	72
7.11.	Proxy Solicitor	72
7.12.	Employee Matters	72
7.13.	Directors and Officers Indemnification and Insurance	74
7.14.	Stock Reserve	75
7.15.	Exchange Listing	75
7.16.	Approval of Bank Plan of Merger	76
7.17.	Real Estate	76

ARTICLE VIII ADDITIONAL AGREEMENTS		76
8.1.	Shareholder Meetings	76
8.2.	Proxy Statement-Prospectus	77
8.3.	Regulatory Approvals	78
8.4.	Current Information	78
8.5.	Access; Confidentiality	79

ARTICLE IX CLOSING CONDITIONS		80
9.1.	Conditions to Each Party’s Obligations under this Agreement	80
9.2.	Conditions to the Obligations of Mid Penn under this Agreement	81
9.3.	Conditions to the Obligations of Phoenix under this Agreement	82

ARTICLE X TERMINATION, AMENDMENT AND WAIVER		83
10.1.	Termination	83
10.2.	Effect of Termination	86
10.3.	Amendment, Extension and Waiver	87

ARTICLE XI MISCELLANEOUS		87
11.1.	Confidentiality	87
11.2.	Public Announcements	87
11.3.	Survival	87
11.4.	Expenses	88
11.5.	Notices	88
11.6.	Parties in Interest	89
11.7.	Complete Agreement	89

(iii)

11.8.	Counterparts	89
11.9.	Severability	89
11.10.	Governing Law	89
11.11.	Interpretation	89
11.12.	Specific Performance; Jurisdiction	90

Exhibit A	Form of Phoenix Affiliate Letter
Exhibit B	Form of Mid Penn Affiliate Letter
Exhibit C	Bank Plan of Merger

(iv)

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of August 27, 2014, is made between Mid Penn Bancorp, Inc., a Pennsylvania corporation (“Mid Penn”), and Phoenix Bancorp, Inc., a Pennsylvania corporation (“Phoenix”). Certain capitalized terms have the meanings given to them in Article I.

RECITALS

1. The Board of Directors of each of Mid Penn and Phoenix (i) have determined that this Agreement, the business combination and related transactions contemplated hereby are in the best interests of their respective companies, shareholders and other constituencies and (ii) have approved and adopted this Agreement; and

2. In accordance with the terms of this Agreement, Phoenix will merge with and into Mid Penn (the “Merger”); and

3. At or prior to the execution and delivery of this Agreement, each of the directors of Phoenix has executed a letter agreement in favor of Mid Penn, in the form attached hereto as Exhibit A, dated as of the date hereof (the “Phoenix Affiliate Letter”), pursuant to which each such director has agreed, among other things, to vote all shares of Phoenix Common Stock owned by such Person in favor of the approval of this Agreement and the transactions contemplated hereby; and

4. At or prior to the execution and delivery of this Agreement, each of the directors of Mid Penn, has executed a letter agreement in favor of Phoenix, in the form attached hereto as Exhibit B, dated as of the date hereof (the “Mid Penn Affiliate Letter”), pursuant to which each such director has agreed, among other things, to vote all shares of Mid Penn Common Stock owned by such Person in favor of the approval of this Agreement and the transactions contemplated hereby; and

5. The parties intend the Merger to qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Code; and

6. The parties desire to make certain representations, warranties and agreements in connection with the business combination and related transactions described in this Agreement and to prescribe certain conditions thereto.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.1. Certain Definitions.

As used in this Agreement, the following capitalized terms have the following meanings (unless the context otherwise requires, references to Articles and Sections refer to Articles and Sections of this Agreement). Accounting terms used in this Agreement without definition shall have the meanings given to such terms in accordance with GAAP.

“Accommodation Stock Conversion Number” shall have the meaning set forth in Section 3.2(f).

“Accountant’s Report” shall have the meaning set forth in Section 3.4(b).

“Affiliate” means any Person who, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person and, without limiting the generality of the foregoing, includes any executive officer or director of such Person and any Affiliate of such executive officer or director.

“Agreement” means this agreement, together with the Exhibits, the Phoenix Disclosure Schedule and the Mid Penn Disclosure Schedule, and any amendments hereto.

“All Cash Election” shall have the meaning set forth in Section 3.2(b)(ii).

“All Stock Election” shall have the meaning set forth in Section 3.2(b)(i).

“Anticipated Stock Conversion Number” shall have the meaning set forth in Section 3.2(f).

“Articles of Merger” shall mean the articles of merger to be executed by Mid Penn and Phoenix and filed with the PDS in accordance with the laws of the Commonwealth of Pennsylvania.

“Bank Merger” shall mean the merger of Miners Bank with and into Mid Penn Bank, with Mid Penn Bank as the surviving institution as contemplated by Section 2.7.

“Bank Plan of Merger” shall have the meaning set forth in Section 2.7.

“Bank Regulator” shall mean any federal or state banking regulator, including but not limited to the FRB, the FDIC and the PDB, that regulates Mid Penn Bank or Miners Bank, or any of their respective holding companies or subsidiaries, as the case may be.

“BHCA” shall mean the Bank Holding Company Act of 1956, as amended.

“Business Day” shall mean any day other than (a) a Saturday or Sunday, or (b) a day on which banking and savings and loan institutions in the Commonwealth of Pennsylvania are authorized or obligated by law or executive order to be closed.

“Cash Consideration” shall have the meaning set forth in Section 3.1(c).

“Cash Election Shares” shall have the meaning set forth in Section 3.2(g)(i).

“Cash Proration Factor” shall have the meaning set forth in Section 3.2(g)(ii)(B).

“Certificate” shall mean certificates evidencing shares of Phoenix Common Stock.

“Claim” shall have the meaning set forth in Section 7.13(a).

“Closing” shall have the meaning set forth in Section 2.2(a).

“Closing Date” shall have the meaning set forth in Section 2.2(a).

“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and the regulations promulgated thereunder.

“Code” shall mean the Internal Revenue Code of 1986, as amended and the regulations promulgated thereunder.

“Common Stock Consideration” shall have the meaning set forth in Section 3.1(c).

“Confidentiality Agreement” shall mean the confidentiality agreement referred to in Section 11.1 of this Agreement.

“Determination Date” shall have the meaning set forth in Section 10.1(j).

“Disputed Item” shall have the meaning set forth in Section 3.4(b).

“Dissenter Shares” shall have the meaning set forth in Section 3.1(c).

“Effective Time” shall have the meaning set forth in Section 2.2(a).

“Election Deadline” shall have the meaning set forth in Section 3.2(c).

“Election Form” shall have the meaning set forth in Section 3.2(c).

“Environmental Laws” means any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any applicable Governmental Entity relating to (i) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (ii) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Materials of Environmental Concern. The term Environmental Laws includes without limitation (a) the Comprehensive Environmental Response, Compensation and Liability Act, as amended; the Resource Conservation and Recovery Act, as amended; the Clean Air Act, as amended; the Federal Water Pollution Control Act, as amended; the Toxic Substances Control Act, as amended; the Emergency Planning and Community Right to Know Act, the Safe Drinking Water Act; and all comparable state and local laws, and (b) any common law (including without limitation common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to the presence of or exposure to any Materials of Environmental Concern.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” shall have the meaning set forth in Section 4.12(c).

“Estimated Excess Expense Amount” shall have the meaning set forth in Section 3.4(a).

“Excess Expense Amount” shall have the meaning set forth in Section 3.4(a).

“Excess Expense Amount Adjustment” shall have the meaning set forth in Section 3.1(e).

“Excess Phase I OREO Property Recoveries” shall have the meaning set forth in Section 6.16(b).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Agent” shall mean a bank or trust company or other agent designated by Mid Penn, and reasonably acceptable to Phoenix, which shall act as agent for Mid Penn in connection with the exchange procedures for exchanging certificates for shares of Phoenix Common Stock for certificates for shares of Mid Penn Common Stock or cash as provided in Article III.

“Exchange Fund” shall have the meaning set forth in Section 3.2(a)(i).

“Exchange Ratio” shall have the meaning set forth in Section 3.1(c).

“FDIA” shall mean the Federal Deposit Insurance Act of 1950, as amended, and rules and regulations promulgated thereunder.

“FDIC” shall mean the Federal Deposit Insurance Corporation or any successor thereto.

“FHLB” shall mean the Federal Home Loan Bank of Pittsburgh.

“Final Index Price” shall have the meaning set forth in Section 10.1(j).

“FRB” shall mean the Board of Governors of the Federal Reserve System and, where appropriate, the Federal Reserve Bank of Philadelphia.

“Fully Diluted Phoenix Common Stock Shares” shall mean 285,606 shares of Phoenix Common Stock.

“GAAP” shall mean the current accounting principles generally accepted in the United States of America, consistently applied with prior practice.

“Governmental Entity” shall mean any federal or state court, administrative agency or commission or other governmental authority or instrumentality.

“Griffin” shall have the meaning set forth in Section 4.14.

“Indemnified Parties” shall have the meaning set forth in Section 7.13(a).

“Independent Accounting Firm” shall have the meaning set forth in Section 3.4(a).

“Index Group” shall have the meaning set forth in Section 10.1(j).

“Index Ratio” shall have the meaning set forth in Section 10.1(j).

“Initial Index Price” shall have the meaning set forth in Section 10.1(j).

“Initial Mid Penn Market Value” shall have the meaning set forth in Section 10.1(j).

“Initial Value” shall mean $14,734,536.35.

“IRS” shall mean the United States Internal Revenue Service.

“KBW” shall have the meaning set forth in Section 5.13.

“Knowledge” as used with respect to a Person (including references to such Person being aware of a particular matter) means those facts that are known or should have been known by the executive officers (as defined in Rule 3b-7 under the Exchange Act) of such Person, and includes any facts, matters or circumstances set forth in any written notice or other correspondence from any Bank Regulator or any other material written notice received by that Person. Use in this Agreement of “know,” “knows,” or “known” shall in each case mean having “Knowledge.”

“Letter of Transmittal” shall have the meaning set forth in Section 3.2(a)(ii).

“Liens” shall have the meaning set forth in Section 4.2(b).

“Material Adverse Effect” shall mean, with respect to Mid Penn or Phoenix, respectively, any event, circumstance, change, occurrence, effect, act or omission that (i) is material and adverse to the assets, financial condition, results of operations or business of Mid Penn and the Mid Penn Subsidiaries taken as a whole, or Phoenix and the Phoenix Subsidiaries taken as a whole, respectively, or (ii) does or would materially impair the ability of either Phoenix, on the one hand, or Mid Penn, on the other hand, to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the transactions contemplated by this Agreement; provided that “Material Adverse Effect” shall not be deemed to include the impact of the following on the assets, business, financial condition or results of operations of the parties and their respective subsidiaries: (a) changes in laws and regulations affecting banks or their holding companies generally, or interpretations thereof by courts or Governmental Entities that do not have a materially disproportionate impact on such party; (b) changes in GAAP or regulatory accounting principles generally applicable to financial institutions and their holding companies that do not have a materially disproportionate impact on such party; (c) actions and omissions of a party hereto (or any of the Phoenix Subsidiaries or Mid Penn Subsidiaries, as applicable) taken with the prior written consent of the other party in furtherance of the transactions contemplated hereby; (d) the announcement of this Agreement and the transactions contemplated hereby, and compliance with this Agreement, including reasonable expenses incurred by the parties hereto in consummating the transactions contemplated by this Agreement; (e) changes in national political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States that do not have a materially disproportionate impact on such party; (f) economic, financial market or geographical conditions in general, including changes in economic and financial markets and regulatory or political conditions whether resulting from acts of terrorism, war or otherwise, that do not have a materially disproportionate adverse effect on such party; (g) any failure, in and of itself, by such party to meet any internal projections, forecasts or revenue or earnings predictions (it being understood that the facts giving rise or contributing to any such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect or unless such facts are otherwise an exception set forth herein); (h) changes in the banking industry that do not have a materially disproportionate impact on such party; or (i) any action taken in compliance with or in furtherance of any resolution or agreement with or at the direction of a Bank Regulator or in accordance or compliance with a Regulatory Agreement and the direct or indirect costs, consequences, or effects thereof.

“Materials of Environmental Concern” means pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products, and any other hazardous or toxic materials regulated under Environmental Laws.

“Maximum Amount” shall have the meaning set forth in Section 7.13(c).

“Merger” shall have the meaning set forth in the Recitals to this Agreement.

“Merger Consideration” shall have the meaning set forth in Section 3.1(c).

“Mid Penn” shall mean Mid Penn Bancorp, Inc., a Pennsylvania corporation, with its principal executive offices located at 349 Union Street, Millersburg, Pennsylvania 17061. References to Mid Penn shall mean Mid Penn on a consolidated basis unless the context clearly indicates otherwise.

“Mid Penn Affiliate Letters” shall have the meaning set forth in the Recitals.

“Mid Penn Bank” shall mean Mid Penn Bank, a Pennsylvania-chartered bank, with its principal offices located at 349 Union Street, Millersburg, Pennsylvania 17061, which is a wholly owned subsidiary of Mid Penn.

“Mid Penn Benefit Plan” shall have the meaning set forth in Section 5.11(a).

“Mid Penn Common Stock” shall mean the common stock, par value $1.00 share, of Mid Penn.

“Mid Penn Determination Date Market Value” shall have the meaning set forth in Section 10.1(j).

“Mid Penn Disclosure Schedule” shall mean a written disclosure schedule delivered by Mid Penn to Phoenix specifically referring to the appropriate section of this Agreement.

“Mid Penn Excluded Benefit Plans” shall mean any Mid Penn defined benefit pension plan and those Mid Penn Benefit Plans identified on Mid Penn Disclosure Schedule 1.1.

“Mid Penn Financial Statements” shall mean (i) the audited consolidated financial statements of Mid Penn as of December 31, 2013, and December 31, 2012, including the notes thereto, and (ii) the unaudited interim consolidated financial statements of Mid Penn as of the end of each calendar quarter following December 31, 2013 and for the periods then ended, including the notes thereto.

“Mid Penn Material Contracts” shall have the meaning set forth in Section 5.7(c).

“Mid Penn Owned Shares” shall have the meaning set forth in Section 3.1(b).

“Mid Penn Preferred Stock” shall have the meaning set forth in Section 5.2(a).

“Mid Penn Ratio” shall have the meaning set forth in Section 10.1(j).

“Mid Penn Recommendation” shall have the meaning set forth in Section 8.1(b).

“Mid Penn Regulatory Agreement” shall have the meaning set forth in Section 5.10(c).

“Mid Penn Regulatory Reports” means the Call Reports of Mid Penn Bank and accompanying schedules, as filed with the FDIC, for each calendar quarter beginning with the quarter ended December 31, 2013, through the Closing Date, all reports filed with the PDB or FRB by Mid Penn or Mid Penn Bank from December 31, 2013 through the Closing Date.

“Mid Penn SBLF Preferred Stock” shall have the meaning set forth in Section 3.1(j).

“Mid Penn Series B Preferred Stock” shall have the meaning set forth in Section 5.2(a).

“Mid Penn Shareholders’ Meeting” shall have the meaning set forth in Section 8.1(b).

“Mid Penn Stock Plan” shall have the meaning set forth in Section 5.2(a).

“Mid Penn Subsidiary” means any corporation, partnership, limited liability company or other entity of which more than 20% of the outstanding capital stock or partnership, membership or other equity interests is owned, either directly or indirectly, by Mid Penn or Mid Penn Bank, except any corporation, partnership, limited liability company, or other entity the stock, partnership, membership, or other equity interests of which is held in the ordinary course of the lending activities of Mid Penn Bank or on the basis of a “debt previously contracted.”

“Mid Penn Termination Fee” shall have the meaning set forth in Section 10.2(c).

“Miners Bank” shall mean Miners Bank, a Pennsylvania chartered bank, with its principal offices located at Route 901 Drawer L, Minersville, Pennsylvania 17954, which is a wholly owned subsidiary of Phoenix.

“Mixed Election” shall have the meaning set forth in Section 3.2(b)(iii).

“Nasdaq” shall mean The NASDAQ Stock Market, LLC.

“New Certificates” shall have the meaning set forth in Section 3.2(a)(i).

“Non-Election Proration Factor” shall have the meaning set forth in Section 3.2(g)(ii)(A).

“Non-Election Shares” shall have the meaning set forth in Section 3.2(b)(iv).

“Notice of Disagreement” shall have the meaning set forth in Section 3.4(b).

“Notice of Superior Proposal” shall have the meaning set forth in Section 6.8(e).

“OFAC” means the Office of Foreign Assets Control within the U.S. Department of the Treasury.

“Other Real Estate Owned” shall mean any real estate acquired through foreclosure or by a deed in lieu of foreclosure, or any real estate classified as Other Real Estate Owned.

“PBCL” shall mean the Pennsylvania Business Corporation Law of 1988, as amended.

“PDB” shall mean the Pennsylvania Department of Banking and Securities.

“PDS” shall mean the Pennsylvania Department of State.

“Person” shall mean any individual, corporation, partnership, limited liability company, joint venture, association, company, trust, “group” (as that term is defined under the Exchange Act), or any other legal entity.

“Phase I OREO Property” shall mean the Other Real Estate Owned of Miners Bank located at 201 South 26th Street, Pottsville, Pennsylvania 17901.

“Phase I OREO Property Loss” shall mean the amount equal to $525,000 less (a) any consideration received upon the disposition of the Phase I OREO Property, plus (b) any applicable Transaction Expenses in connection with the maintenance and disposition of the Phase I OREO Property, and less (c) any tax benefit to Phoenix upon such disposition. Such calculation shall be prepared in accordance with GAAP on a basis consistent with the Phoenix Audited Financial Statements.

“Phoenix” shall mean Phoenix Bancorp, Inc., a Pennsylvania corporation with its principal offices located at Route 901, Drawer L, Minersville, Pennsylvania 17954. References to Phoenix shall mean Phoenix on a consolidated basis unless the context clearly indicates otherwise.

“Phoenix Acquisition Proposal” shall have the meaning set forth in Section 6.8(a).

“Phoenix Acquisition Transaction” shall have the meaning set forth in Section 6.8(a).

“Phoenix Affiliate Letters” shall have the meaning set forth in the Recitals.

“Phoenix Benefit Plan” shall have the meaning set forth in Section 4.12(a).

“Phoenix Common Stock” shall mean the common stock, par value $1.00 per share, of Phoenix.

“Phoenix Contingent Right” shall have the meaning set forth in Section 3.1(f)

“Phoenix Continuing Employee” shall have the meaning set forth in Section 7.12(f).

“Phoenix Disclosure Schedule” shall mean a written disclosure schedule delivered by Phoenix to Mid Penn specifically referring to the appropriate section of this Agreement.

“Phoenix DRIP” shall have the meaning set forth in Section 6.14.

“Phoenix Equity Award Consideration” means $51.60.

“Phoenix Financial Statements” shall mean (i) the audited consolidated financial statements of Phoenix as of December 31, 2013, and December 31, 2012, including the notes thereto (the “Phoenix Audited Financial Statements”), and (ii) the unaudited interim consolidated financial statements of Phoenix as of the end of each calendar quarter following December 31, 2013 and for the periods then ended, including the notes thereto.

“Phoenix Material Contracts” shall have the meaning set forth in Section 4.8(c).

“Phoenix Recommendation” shall have the meaning set forth in Section 8.1(a).

“Phoenix Regulatory Agreement” shall have the meaning set forth in Section 4.11(c).

“Phoenix Regulatory Reports” means the Call Reports of Miners Bank and accompanying schedules, as filed with the FDIC, for each calendar quarter beginning with the quarter ended December 31, 2013, through the Closing Date, all reports filed with the PDB or FRB by Phoenix or Miners Bank from December 31, 2013 through the Closing Date.

“Phoenix Representative” shall have the meaning set forth in Section 6.8(a).

“Phoenix SAR” shall have the meaning set forth in Section 3.1(i).

“Phoenix SAR Cash Payment” shall have the meaning set forth in Section 3.1(i).

“Phoenix SBLF Preferred Stock” shall mean all of Phoenix’s issued and outstanding Senior Non-Cumulative Perpetual Preferred Stock, Series A, issued pursuant to the Treasury Letter.

“Phoenix Shareholders’ Meeting” shall have the meaning set forth in Section 8.1(a).

“Phoenix Stock Plan” means the Phoenix Bancorp, Inc./Miners Bank Stock Appreciation Rights Plan.

“Phoenix Subsequent Determination” shall have the meaning set forth in Section 6.8(e).

“Phoenix Subsidiary” means any corporation, partnership, limited liability company or other entity of which more than 20% of the outstanding capital stock or partnership, membership or other equity interests is owned, either directly or indirectly, by Phoenix or Miners Bank, except any corporation, partnership, limited liability company, or other entity the stock, partnership, membership or other equity interests of which is held in the ordinary course of the lending activities of Miners Bank or on the basis of a “debt previously contracted.”

“Preliminary Closing Report” shall have the meaning set forth in Section 3.4(a).

“Proxy Statement-Prospectus” shall have the meaning set forth in Section 8.2(a).

“Registration Statement” shall mean the Registration Statement on Form S-4, or other applicable form, together with all amendments, filed with the SEC under the Securities Act for the purpose of registering shares of Mid Penn Common Stock to be offered to holders of Phoenix Common Stock in connection with the Merger.

“Regulatory Approvals” shall mean the approval of any Bank Regulator that is necessary in connection with the consummation of the Merger, the Bank Merger and the related transactions contemplated by this Agreement.

“Remediation Expense” shall have the meaning set forth in Section 7.17(c).

“Remediation Expense Report” shall have the meaning set forth in Section 3.4(a).

“Representative” shall have the meaning set forth in Section 3.2(d).

“Rights” shall mean warrants, options, rights, convertible securities, stock appreciation rights and other arrangements or commitments which obligate a Person to issue or dispose of any of its capital stock or other ownership interests or which provide for compensation based on the equity appreciation of its capital stock.

“SEC” shall mean the Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Securities Laws” shall mean the Securities Act; the Exchange Act; the Investment Company Act of 1940, as amended; the Investment Advisers Act of 1940, as amended; the Trust Indenture Act of 1939, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Shortfall Number” shall have the meaning set forth in Section 3.2(g)(ii).

“Starting Date” shall have the meaning set forth in Section 10.1(j).

“Stock Election Number” shall have the meaning set forth in Section 3.2(f).

“Stock Election Shares” means shares of Phoenix Common Stock that the holders thereof have elected to convert into the Common Stock Consideration.

“Stock Proration Factor” shall have the meaning set forth in Section 3.2(g)(i).

“Superior Proposal” shall have the meaning set forth in Section 6.8(b).

“Tax” or “Taxes” shall mean all federal, state, local and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, value-added, stamp, documentation, payroll, employment, severance, withholding, duties, license, intangibles, franchise, backup withholding, environmental, occupation, alternative or add-on minimum taxes imposed by any Governmental Entity, and other taxes, charges, levies or like assessments, and including all penalties and additions to tax and interest thereon.

“Termination Date” shall mean June 15, 2015.

“Transaction Expenses” means, as of the Effective Time, any fees, expenses and amounts payable to such party’s accountants, brokers, legal counsel or any other advisors, agents or representatives in connection with the maintenance, carrying costs, disposition or sale of the applicable property, including its portion of any filing fee or other charges required by applicable law or in the ordinary course of transactions of a similar type, and property transfer taxes, whether or not paid by such party.

“Treasury Letter” shall mean the Small Business Lending Fund – Securities Purchase Agreement, effective July 19, 2011, between Phoenix and the Secretary of the Treasury, including the annexes thereto.

“Treasury Stock” shall have the meaning set forth in Section 3.1(b).

“Troubled Debt Restructurings” shall mean loans that are “troubled debt restructurings” as defined in Accounting Standards Codification Topic 310.

“Voting Debt” shall have the meaning set forth in Section 4.2(a).

Other terms used herein are defined in the Preamble, Recitals and elsewhere in this Agreement.

ARTICLE II

THE MERGER

2.1. Merger.

Subject to the terms and conditions of this Agreement, at the Effective Time: (a) Phoenix shall merge with and into Mid Penn, with Mid Penn as the resulting or surviving corporation; and (b) the separate existence of Phoenix shall cease and all of the rights, privileges, powers, franchises, properties, assets, liabilities and obligations of Phoenix shall be vested in and assumed by Mid Penn in accordance with the applicable laws of the Commonwealth of Pennsylvania. As part of the Merger, each share of Phoenix Common Stock (other than Treasury Stock) will be converted into the right to receive Merger Consideration pursuant to the terms of Article III.

2.2. Effective Time; Closing.

(a) Closing. The closing (the “Closing”) shall occur no later than the close of business on the fifth Business Day following the satisfaction or (to the extent permitted by applicable law) waiver of the conditions set forth in Article IX (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable law, waiver of those conditions), or such other date that may be agreed to in writing by the parties. The Merger shall be effected by the filing of Articles of Merger with the PDS with a stated effective time of the day of the Closing (the “Closing Date”) in accordance with the PBCL. The “Effective Time” shall mean the time specified in the Articles of Merger for the effectiveness of the Merger or, if no such time is specified, the time of filing the Articles of Merger.

(b) Time and Place of Closing. Subject to the provisions of Article IX and Section 2.2(c) hereof, the Closing of the transactions contemplated hereby shall take place at 10:00 a.m., Eastern Time, at Stevens & Lee, P.C., 17 North Second Street, 16th Floor, Harrisburg, Pennsylvania 17101, or by the electronic (PDF) facsimile or overnight courier, exchange of executed documents, or at such other place or time upon which Mid Penn and Phoenix mutually agree.

(c) Deliveries at Closing. At or prior to the Closing, there shall be delivered to Mid Penn and Phoenix the opinions, certificates, and other documents and instruments required to be delivered pursuant to Article IX hereof. At or prior to the Closing, Mid Penn shall have delivered the Merger Consideration as set forth in Section 3.2 hereof.

2.3. Articles of Incorporation and Bylaws.

The articles of incorporation and bylaws of Mid Penn as in effect immediately prior to the Effective Time shall remain in effect, until thereafter amended as provided therein and in accordance with applicable law. The articles of incorporation and the bylaws of Mid Penn Bank as in effect immediately prior to the Effective Time shall remain in effect, until thereafter amended as provided therein and in accordance with applicable law.

2.4. Directors and Officers.

(a) Except as otherwise contemplated by Sections 2.4(e) and 7.10, the directors of Mid Penn immediately prior to the Effective Time shall be the directors of Mid Penn after the Effective Time, each to hold office in accordance with the articles of incorporation and the bylaws of Mid Penn, until their respective successors are duly elected or appointed (as the case may be) and qualified, or their earlier death, resignation or removal.

(b) The officers of Mid Penn immediately prior to the Effective Time shall be the officers of Mid Penn after the Effective Time, each to hold office in accordance with the articles of incorporation and the bylaws of Mid Penn, until their respective successors are duly appointed.

(c) The directors of Mid Penn Bank immediately prior to the effective date of the Bank Merger shall be the directors of Mid Penn Bank after the effective date of the Bank Merger, each to hold office in accordance with the charter and the bylaws of Mid Penn Bank, until their respective successors are duly elected or appointed (as the case may be) and qualified, or their earlier death, resignation or removal.

(d) The officers of Mid Penn Bank immediately prior to the effective date of the Bank Merger shall be the officers of Mid Penn Bank after the effective date of the Bank Merger, each to hold office in accordance with the articles of incorporation and the bylaws of Mid Penn Bank, until their respective successors are duly appointed.

(e) At the Effective Time, Mid Penn shall cause Vincent J. Land, Noble C. Quandel, Jr. and Robert J. Moisey to be appointed to the board of directors of each of Mid Penn and Mid Penn Bank effective as of the Effective Time in accordance with Section 7.10.

2.5. Effects of the Merger.

At and after the Effective Time, the Merger shall have the effects as set forth in the PBCL.

2.6. Tax Consequences.

It is intended that the Merger shall constitute a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code. From and after the date of this Agreement and until the Closing, each party hereto shall use commercially reasonable efforts to cause the Merger to qualify, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the Merger from qualifying as a reorganization under Section 368(a)(1)(A) of the Code. Following the Closing, neither Mid Penn, Phoenix nor any of their Affiliates shall knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could cause the Merger to fail to qualify as a reorganization under Section 368(a)(1)(A) of the Code. Mid Penn and Phoenix each hereby agrees to deliver certificates substantially in compliance with IRS published advance ruling guidelines, with customary exceptions and modifications thereto, at such time or times as may reasonably be requested by counsel, including at the time Mid Penn files such opinions with the SEC as part of the Registration Statement, at the Closing Date, to enable counsel to execute such legal opinions to be filed with the Registration Statement as required by the SEC or deliver the legal opinions contemplated by Section 9.1(e), which certificates shall be effective as of the date of such opinions.

2.7. Bank Merger.

Mid Penn and Phoenix shall cause Miners Bank to merge with and into Mid Penn Bank, with Mid Penn Bank surviving such merger, immediately, or as soon as reasonably practicable, after the Effective Time in accordance with the Bank Plan of Merger, which will be substantially in the Form of Exhibit C attached hereto (the “Bank Plan of Merger”). In addition, immediately, or as soon as reasonably practicable, after the execution and delivery of this Agreement, Mid Penn will cause Mid Penn Bank, and Phoenix will cause Miners Bank, to execute and deliver the Bank Plan of Merger.

ARTICLE III

CONSIDERATION; EXCHANGE PROCEDURES

3.1. Merger Consideration; Effect on Shares.

At the Effective Time, by virtue of the Merger and without any action on the part of Mid Penn, Phoenix or the holders of any of the shares of Phoenix Common Stock, the Merger shall be effected in accordance with the following terms:

(a) Each share of Mid Penn Common Stock that is issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding following the Effective Time and shall be unchanged by the Merger.

(b) All shares of Phoenix Common Stock held in the treasury of Phoenix (“Treasury Stock”) and each share of Phoenix Common Stock owned by Mid Penn immediately prior to the Effective Time (if any) (“Mid Penn Owned Shares”) shall, at the Effective Time, cease to exist, and the certificates for such shares shall be canceled as promptly as practicable thereafter, and no payment or distribution shall be made in consideration therefor.

(c) Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of any Person, each share of Phoenix Common Stock (excluding Treasury Stock and shares of Phoenix Common Stock that are owned by Phoenix shareholders properly exercising their dissenters rights pursuant to Section 1572 of the PBCL (“Dissenter Shares”)) issued and outstanding immediately prior to the Effective Time shall be converted at the election of the holder thereof (in accordance with the election and allocation procedures set forth in Section 3.2) into either the right to receive (i) $51.60 in cash without interest (the “Cash Consideration”) or (ii) 3.167 shares (the “Exchange Ratio”) of Mid Penn Common Stock (the “Common Stock Consideration”) or a combination thereof, unless such consideration is otherwise adjusted in this Section 3.1 or pursuant to Section 10.1(j), if applicable. The Cash Consideration and the Common Stock Consideration are sometimes referred to herein collectively as the “Merger Consideration.”

(d) After the Effective Time, shares of Phoenix Common Stock shall be no longer outstanding and shall automatically be canceled and shall cease to exist, and shall represent thereafter by operation of this section only the right to receive Merger Consideration as set forth in this Article and any Dissenter Shares shall thereafter represent only the right to receive applicable payments as set forth in Section 3.3.

(e) If the aggregate amount of the Excess Expense Amount identified pursuant to Section 3.4 exceeds $400,000 (such excess amount, the “Excess Expense Amount Adjustment”), Mid Penn shall have the option to reduce the Merger Consideration to be paid to shareholders of Phoenix under Section 3.1(c) by reducing (i) the Cash Consideration to equal a quotient (rounded to the nearest one-hundredth), the numerator of which is the amount equal to the Initial Value less the product of 1.11 and the Excess Expense Amount Adjustment, and the denominator of which is the Fully Diluted Phoenix Common Stock Shares, and (ii) the Exchange Ratio to equal a quotient, the numerator of which is the Cash Consideration calculated pursuant to clause (i) above, and the denominator of which is $16.29.

(f) At the Effective Time, each then outstanding contingent right issued by Phoenix pursuant to an offering completed on December 31, 2012 which has not otherwise been converted into shares of Phoenix Common Stock (each, a “Phoenix Contingent Right”) shall automatically and in accordance with the terms of such Phoenix Contingent Rights, and without any action on behalf of the holder thereof, cease to represent a contingent right to acquire Phoenix Common Stock and will be converted into the right to receive the Common Stock Consideration, based on that number of shares of Mid Penn Common Stock equal to the product obtained by multiplying (i) the number of shares of Phoenix Common Stock issuable pursuant to such Phoenix Contingent Right immediately prior to Effective Time by (ii) the Exchange Ratio.

(g) In the event Mid Penn changes the number of shares of Mid Penn Common Stock issued and outstanding between the date hereof and the Effective Time as a result of a stock split, stock dividend, extraordinary dividend, recapitalization, reclassification, split up, combination, exchange of shares, readjustment or similar transaction and the record date therefor shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted. In addition, in the event Mid Penn enters into an agreement pursuant to which shares of Mid Penn Common Stock would be converted into shares or other securities or obligations of another corporation, proper provision shall be made in such agreement so that each holder of Phoenix Common Stock entitled to receive shares of Mid Penn Common Stock in the Merger shall be entitled to receive such number of shares or other securities or amount or obligations of such other corporation as such shareholder would be entitled to receive if the Effective Time had occurred immediately prior to the happening of such event. Furthermore, in any such event, the Cash Consideration shall also be proportionately adjusted.

(h) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Mid Penn Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to Mid Penn Common Stock shall be payable on or with respect to any fractional share interest, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Mid Penn. In lieu of the issuance of any such fractional share, Mid Penn shall pay to each former holder of Phoenix Common Stock who otherwise would be entitled to receive a fractional share of Mid Penn Common Stock, an amount in cash, rounded to the nearest cent and without interest, equal to the product of (i) the fraction of a share to which such holder would otherwise have been entitled and (ii) the closing sales price of a share of Mid Penn Common Stock reported on Nasdaq on the trading day immediately preceding the Closing Date. For purposes of determining any fractional share interest, all shares of Phoenix Common Stock owned by a Phoenix shareholder shall be combined so as to calculate the maximum number of whole shares of Mid Penn Common Stock issuable to such Phoenix shareholder.

(i) Each stock appreciation right unit to receive a cash payment based on the value thereof granted under any Phoenix Stock Plan (each, a “Phoenix SAR”) that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be adjusted and converted into the right of the holder to receive from Mid Penn an amount in cash equal to the product of (i) the total number of shares of Phoenix Common Stock subject to such Phoenix SAR immediately prior to the Effective Time and (ii) the excess, if any, of the Phoenix Equity Award Consideration over the base price per Phoenix SAR set forth in the award agreement evidencing such Phoenix SAR, less any required withholding Taxes (the “Phoenix SAR Cash Payment”), and as of the Effective Time each Phoenix SAR will be cancelled and each holder of a Phoenix SAR will cease to have any rights with respect thereto, except the right to receive the Phoenix SAR Cash Payment. The Phoenix SAR Cash Payment will be made promptly (and in any event within ten (10) Business Days) following the Effective Time.

(j) Concurrently with consummation of the Merger, each share of Phoenix SBLF Preferred Stock issued and outstanding at the Effective Time shall be converted into or exchanged for one share of a respective series of preferred stock of Mid Penn designated as a series of “Senior Non-Cumulative Perpetual Preferred Stock,” with each such series having rights, preferences, privileges and voting powers, and limitations and restrictions, taken as a whole, that are not materially less favorable to the holders of the Phoenix SBLF Preferred Stock than the rights, preferences, privileges and voting powers, and limitations and restrictions of the Phoenix SBLF Preferred Stock immediately prior to the Effective Time, taken as a whole (the “Mid Penn SBLF Preferred Stock”). Any such Mid Penn SBLF Preferred Stock shall entitle holders thereof to dividends from the date of issuance of such Mid Penn SBLF Preferred Stock on terms that are equivalent to the terms of the Phoenix SBLF Preferred Stock issued and outstanding immediately prior to such exchange, taken as a whole. Any such exchange of shares of Phoenix SBLF Preferred Stock for shares of Mid Penn SBLF Preferred Stock shall be in accordance with the articles of incorporation, bylaws and other governing documents of Phoenix, as amended, and in accordance with the terms of the Treasury Letter and/or any other agreements pursuant to which such shares of Phoenix SBLF Preferred Stock were issued or required to be entered into in order to effect such change. Mid Penn agrees to assume, honor, and perform all terms, provisions, obligations, rights, responsibilities, preferences, privileges, limitations, restrictions of the Phoenix SBLF Preferred Stock at and after the Effective Time.

3.2. Procedures for Exchange of Phoenix Common Stock.

(a) Exchange Procedures.

(i) Five (5) days prior to the Effective Time, or as soon as practical prior to the Effective Time, Mid Penn shall (A) deposit, or shall cause to be deposited, with the Exchange Agent for the benefit of the holders of Phoenix Common Stock, an amount of cash necessary to make payments of cash in accordance with this Section 3.2 to be paid as part of the Merger Consideration (together with any dividends or distributions with a record date occurring on or after the Effective Time with respect thereto without any interest on any such cash, dividends or distributions and cash for fractional shares pursuant to Section 3.1(h)) and (B) provide the Exchange Agent with the irrevocable authorization to issue sufficient shares of Mid Penn Common Stock (“New Certificates”) (such cash and certificates for shares of Mid Penn Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”).

(ii) As promptly as practicable after the Effective Time, but in any event within five (5) Business Days after the Effective Time, the Exchange Agent shall mail to each holder of a Certificate that has not previously submitted an Election Form, transmittal materials (the “Letter of Transmittal”) for use in exchanging their Certificates for New Certificates and/or cash. The Letter of Transmittal will contain instructions with respect to the surrender of the Certificates and the receipt of the Merger Consideration in exchange therefor. Upon the shareholder’s delivery to the Exchange Agent of Certificates owned by such shareholder representing shares of Phoenix Common Stock (or an indemnity affidavit reasonably satisfactory to Mid Penn and the Exchange Agent, if such certificates are lost, stolen or destroyed), and the duly completed Letter of Transmittal, the Exchange Agent shall cause New Certificates into which such shares of Phoenix Common Stock are converted at the Effective Time to be delivered to such shareholder and/or any check in respect of cash to be paid as part of the Merger Consideration (and in respect of any fractional share interests, dividends or distributions that such shareholder shall be entitled to receive). No interest will be paid on any such cash to be paid in lieu of fractional share interests or in respect of dividends or distributions that any such shareholder shall be entitled to receive pursuant to this Article III.

(iii) No dividends or other distributions with respect to Mid Penn Common Stock with a record date occurring on or after the Effective Time shall be paid to the record holder of any unsurrendered Certificate representing shares of Phoenix Common Stock converted in the Merger into the right to receive shares of such Mid Penn Common Stock until the holder thereof receives New Certificates in exchange therefor in accordance with the procedures set forth in this Section 3.2(a). After becoming so entitled in accordance with this Section 3.2(a), the record holder thereof also shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Mid Penn Common Stock, and which such holder had the right to receive upon surrender of the Certificates.

(b) Exchange of Certificates. Each holder of a Certificate or Certificates (excluding Phoenix and Mid Penn) will have the following options in connection with the exchange of their Phoenix Common Stock in connection with the Merger:

(i) at the option of the holder, all of such holder’s Phoenix Common Stock deposited with the Exchange Agent shall be converted into and become the Common Stock Consideration (such election, the “All Stock Election”), provided that fractional shares will not be issued and cash (payable by check) will be paid in lieu thereof as provided in Section 3.1(h); or

(ii) at the option of the holder, all of such holder’s Phoenix Common Stock deposited with the Exchange Agent shall be converted into and become the Cash Consideration (such election, the “All Cash Election”); or

(iii) at the option of the holder, such holder’s aggregate number of shares of Phoenix Common Stock deposited with the Exchange Agent shall be converted into and become any combination of the Common Stock Consideration and the Cash Consideration (such election, the “Mixed Election”); or

(iv) if no Election is made by the holder by the Election Deadline, all of such holder’s shares of Phoenix Common Stock shall be deemed to be “Non-Election Shares” and shall be convertible at the discretion of Mid Penn into either the Common Stock Consideration or the Cash Consideration, or a combination thereof, subject to the allocation and proration provisions in Sections 3.2(f) and (g).

(c) Procedures for Election. An election form and other appropriate transmittal materials in such form as Phoenix and Mid Penn shall mutually agree (the “Election Form”) shall be mailed to holders of a Certificate or Certificates concurrent with or immediately after the mailing of the Proxy Statement-Prospectus. The “Election Deadline” shall be 5:00 p.m., New York City time, on the Business Day prior to the date of the Phoenix Shareholders’ Meeting or, if the Closing Date is more than five (5) Business Days following the Phoenix Shareholders’ Meeting, five (5) Business Days preceding the Closing Date, after which an Election may not be made.

(d) Perfection of the Election. An Election shall be considered to have been validly made by a holder of a Certificate or Certificates only if the Exchange Agent shall have received an Election Form properly completed and executed by such shareholder prior to the Election Deadline. Holders of record of shares of Phoenix Common Stock who hold such shares as nominees, trustees or in other representative capacities (a “Representative”) may submit multiple Election Forms, provided that such Representative certifies that each such Election Form covers all the shares of Phoenix Common Stock held by that Representative for a particular beneficial owner.

(e) Revocation of Election. Any holder of a Certificate or Certificates may at any time prior to the Election Deadline revoke such holder’s Election and submit a new Election Form in accordance with the procedures in Section 3.2(b) by providing written notice that is received by the Exchange Agent by 5:00 p.m., New York City time, on the Business Day prior to the Election Deadline.

(f) Limitations on Common Stock Consideration. Notwithstanding any other provision contained in this Agreement, 80% of the total number of shares of Phoenix Common Stock outstanding at the Effective Time (excluding shares of Phoenix Common Stock to be cancelled as provided in Section 3.1(b)) (the “Anticipated Stock Conversion Number”) shall be converted into the Common Stock Consideration and the remaining outstanding shares of Phoenix Common Stock (excluding shares of Phoenix Common Stock to be canceled as provided in Section 3.1(b)) shall be converted into the Cash Consideration; provided, however, that if the number of shares of Phoenix Common Stock (excluding shares of Phoenix Common Stock to be cancelled as provided in Section 3.1(b)) with respect to which holders of a Certificate or Certificates have elected to receive the Common Stock Consideration (whether in All-Stock Elections or in Mixed Elections) (the “Stock Election Number”) exceeds the Anticipated Stock Conversion Number, then Mid Penn may, in its sole discretion, being under no requirement to do so, increase the number of such shares convertible into the Common Stock Consideration to a number not to exceed the Stock Election Number (the “Accommodation Stock Conversion Number”) and the remaining outstanding shares of Phoenix Common Stock (excluding shares of Phoenix Common Stock to be canceled as provided in Section 3.1(b)) shall be converted into the Cash Consideration.

(g) Allocation and Proration. To the extent necessary to satisfy the limitations in Section 3.2(f), within three (3) Business Days after the Election Deadline, Mid Penn shall cause the Exchange Agent to effect the allocation among holders of Phoenix Common Stock of rights to receive the Cash Consideration and the Common Stock Consideration as follows:

(i) If the Stock Election Number exceeds the Anticipated Stock Conversion Number, then all shares with respect to which holders have made the Cash Election (“Cash Election Shares”) and all Non-Election Shares shall be converted into the right to receive the Cash Consideration, and each holder of Stock Election Shares will be entitled to receive (A) the number of shares of Mid Penn Common Stock equal to the product obtained by multiplying (1) the number of Stock Election Shares held by such holder by (2) the Exchange Ratio by (3) a fraction the numerator of which is the Anticipated Stock Conversion Number and the denominator of which is the Stock Election Number (the “Stock Proration Factor”) and (B) cash in an amount equal to the product obtained by multiplying (x) the number of Stock Election Shares held by such holder by (y) the Cash Consideration by (z) one minus the Stock Proration Factor;

(ii) If the Stock Election Number is less than the Anticipated Stock Conversion Number (the amount by which the Anticipated Stock Conversion Number exceeds the Stock Election Number being referred to herein as the “Shortfall Number”), then all Stock Election Shares shall be converted into the right to receive the Common Stock Consideration and the Non-Election Shares and Cash Election Shares shall be treated in the following manner:

(A) if the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and each holder of Non-Election Shares shall receive (1) the number of shares of Mid Penn Common Stock equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) the Exchange Ratio by (z) a fraction the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares (the “Non-Election Proration Factor”) and (2) cash in an amount equal to the product obtained by multiplying (A) the number of Non-Election Shares held by such holder by (B) the Cash Consideration by (C) one minus the Non-Election Proration Factor; or

(B) if the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Common Stock Consideration, and each holder of Cash Election Shares shall receive (1) the number of shares of Mid Penn Common Stock equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) the Stock Exchange Ratio by (z) a fraction the numerator of which is the amount by which the Shortfall Number exceeds the number of Non-Election Shares and the denominator of which is the total number of Cash Election Shares (the “Cash Proration Factor”) and (2) cash in an amount equal to the product obtained by multiplying (A) the number of Cash Election Shares held by such holder by (B) the Cash Consideration by (C) one minus the Cash Proration Factor.

(iii) Notwithstanding the foregoing, the holders of one hundred (100) or fewer shares of Phoenix Common Stock of record on the date of this Agreement who have elected the All Cash Election shall not be required to have any of their shares of Phoenix Common Stock converted into Mid Penn Common Stock.

(h) Rights of Certificate Holders after the Effective Time. The holder of a Certificate that prior to the Merger represented issued and outstanding Phoenix Common Stock shall have no rights, after the Effective Time, with respect to such Phoenix Common Stock except to surrender the Certificate in exchange for the Merger Consideration as provided in this Agreement. No dividends or other distributions declared after the Effective Time with respect to Mid Penn Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Section 3.2. After the surrender of a Certificate in accordance with this Section 3.2, the record holder thereof shall be entitled to receive, without any interest thereon, any such dividends or other distributions with a record date after the Effective Time, which theretofore had become payable with respect to shares of Mid Penn Common Stock represented by such Certificate.

(i) Surrender by Persons Other than Record Holders. If the Person surrendering a Certificate and signing the accompanying Letter of Transmittal is not the record holder thereof, then it shall be a condition of the payment of the Merger Consideration that: (i) such Certificate is properly endorsed to such Person or is accompanied by appropriate stock powers, in either case signed exactly as the name of the record holder appears on such Certificate, and is otherwise in proper form for transfer, or is accompanied by appropriate evidence of the authority of the Person surrendering such Certificate and signing the Letter of Transmittal to do so on behalf of the record holder; and (ii) the Person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the payment to a Person other than the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(j) Closing of Transfer Books. From and after the Effective Time, there shall be no transfers on the stock transfer books of Phoenix of Phoenix Common Stock that was issued and outstanding immediately prior to the Effective Time other than to settle transfers of Phoenix Common Stock that occurred prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be exchanged for the Merger Consideration and canceled as provided in this Section 3.2.

(k) Return of Exchange Fund. At any time following the twelve (12) month period after the Effective Time, Mid Penn shall be entitled to require the Exchange Agent to deliver to it any portions of the Exchange Fund that had been made available to the Exchange Agent and not disbursed to holders of Certificates (including, without limitation, all interest and other income received by the Exchange Agent in respect of all funds made available to it), and thereafter such holders shall be entitled to look to Mid Penn (subject to abandoned property, escheat and other similar laws) with respect to any Merger Consideration that may be payable upon due surrender of the Certificates held by them. Notwithstanding the foregoing, neither Mid Penn nor the Exchange Agent shall be liable to any holder of a Certificate for any Merger Consideration delivered in respect of such Certificate to a public official pursuant to applicable abandoned property, escheat or other similar law.

(l) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Mid Penn, the posting by such person of a bond in such amount as Mid Penn may reasonably direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof.

(m) Withholding. Mid Penn or the Exchange Agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement or the transactions contemplated hereby to any holder of Phoenix Common Stock such amounts as Mid Penn (or any Affiliate thereof) or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the Code, or any applicable provision of U.S. federal, state, local or non-U.S. tax law. To the extent that such amounts are properly withheld by Mid Penn or the Exchange Agent, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of the Phoenix Common Stock in respect of whom such deduction and withholding were made by Mid Penn or the Exchange Agent.

(n) No Liability. None of Mid Penn, Phoenix any of their respective Affiliates or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration from the Exchange Fund delivered to any Governmental Authority or a public official pursuant to any applicable abandoned property, escheat or similar law.

(o) Reservation of Shares. Mid Penn shall reserve for issuance a sufficient number of shares of Mid Penn Common Stock for the purpose of issuing shares of Mid Penn Common Stock to the Phoenix shareholders in accordance with this Article III.

3.3. Dissenting Shareholders.

Any holder of shares of Phoenix Common Stock who perfects such holder’s appraisal rights in accordance with and as contemplated by Sections 1571 through 1580 the PBCL shall be entitled to receive from Mid Penn, in lieu of the Merger Consideration, the value of such shares as to which dissenters rights have been perfected in cash as determined pursuant to such provision of law; provided, that no such payment shall be made to any dissenting shareholder unless and until such dissenting shareholder has complied with all applicable provisions of such law, and surrendered to Mid Penn the Certificate or Certificates representing the shares for which payment is being made. In the event that after the Effective Time a dissenting shareholder of Phoenix fails to perfect, or effectively withdraws or loses, such holder’s right to appraisal of and payment for such holder’s Dissenter Shares, Mid Penn shall issue and deliver the consideration to which such holder of shares of Phoenix Common Stock is entitled under this Article III upon surrender by such holder of the Certificate or Certificates representing such shares of Phoenix Common Stock held by such holder.

3.4. Closing Statement.

(a) Not less than seventeen (17) Business Days prior to the Closing Date (or if such date is within seventeen (17) Business Days of the Termination Date, then as soon as reasonably practicable on or prior to the Closing Date), Mid Penn shall prepare and deliver to Phoenix a report (the “Remediation Expense Report”) setting forth a schedule with the aggregate amount of any Remediation Expense identified pursuant to Section 7.17(c). Not less than fifteen (15) Business Days prior to the Closing Date (or if such date is within fifteen (15) Business Days of the Termination Date, then as soon as reasonably practicable on or prior to the Closing Date), Phoenix shall prepare and deliver to Mid Penn for its review a report (the “Preliminary Closing Report”) setting forth each of the following: (i) the amount set forth in the Remediation Expense Report, (ii) a schedule with a calculation of the Phase I OREO Property Loss, (iii) a statement of Excess Phase I OREO Property Recoveries pursuant to Section 6.16(b), and (iv) detailed supporting calculations, documentation and data setting forth a reasonably specific and detailed description of its calculations with respect to each of the foregoing (the amount equal to the amount set forth in clause (i) plus the amount set forth in clause (ii) less the amount set forth in clause (iii) shall be the “Estimated Excess Expense Amount” and as determined using the amounts set forth on the Closing Report, the “Excess Expense Amount”). Mid Penn shall have a reasonable opportunity to discuss the Preliminary Closing Report with Phoenix and review such report and the underlying books and records of Phoenix related thereto. If Mid Penn objects to any amount reflected on the Preliminary Closing Report, Mid Penn and Phoenix shall in good faith attempt to resolve such objection and agree to such amounts prior to the Closing.

(b) The Preliminary Closing Report shall become final and binding on the twelfth (12th) Business Day prior to the Closing Date (or if such date is within twelve (12) Business Days of the Termination Date, then as soon as reasonably practicable on or prior to the Closing Date) unless, prior to the end of such period, Mid Penn delivers to Phoenix written notice of its disagreement (each, a “Notice of Disagreement”) specifying, in reasonable detail, the nature and amount of any disputed item (a “Disputed Item”), including supporting calculations, documentation and data to support its position. If Mid Penn and Phoenix have not resolved all Disputed Items by the end of such three (3) Business Day period, Mid Penn and Phoenix (i) shall submit, in writing, such independent public accounting firm as shall be reasonably agreed in writing by Mid Penn and Phoenix at such time (the “Independent Accounting Firm”), their respective briefs detailing their respective views as to the correct nature and amount of each remaining Disputed Item; provided, however, that if Mid Penn and Phoenix are unable to select such accounting firm within the two (2) Business Day period following delivery of a Notice of Disagreement by Mid Penn, either Mid Penn or Phoenix may request the New York, New York office of the American Arbitration Association to appoint, within five (5) Business Days from the date of such request, an independent public accounting firm of national standing; provided, that such firm shall not be the independent auditor of (or, during the five years prior to the date of such request, otherwise is or has been engaged as consultants by, or who otherwise provide services under a contractual arrangement to) Mid Penn or Phoenix (the accounting firm so selected shall be the “Independent Accounting Firm”), (ii) shall instruct the Independent Accounting Firm to make its determination with respect to such remaining Disputed Items in accordance with Section 3.4(a), (iii) shall instruct the Independent Accounting Firm to, and use their respective commercially reasonable efforts to cause the Independent Accounting Firm to, render a written decision resolving such remaining Disputed Items within ten (10) Business Days following such submission, and (iv) shall, and shall cause their respective Affiliates to, provide reasonable cooperation to the Independent Accounting Firm in connection with the resolution of such remaining Disputed Items. The Independent Accounting Firm shall (A) act in its capacity as an expert and not as an arbitrator, (B) consider only such remaining Disputed Items, (C) be authorized to resolve such remaining Disputed Items within the range of the difference between Mid Penn’s position with respect thereto and Phoenix’s position with respect thereto, as applicable (meaning, for example, that its final determination of any disputed amount will be within (and not outside of) the upper and lower bounds set forth by Mid Penn and Phoenix, as applicable, for such amount), and (D) shall issue a written report (the “Accountant’s Report”) setting forth in reasonable detail its determination as to each Disputed Item, which Accountant’s Report shall be accompanied by a certificate from the Independent Accounting Firm that it reached such determination in accordance with the provisions of this Section 3.4(a). The Accountant’s Report shall be final and binding on the parties for all purposes hereunder, and the parties acknowledge and agree that judgment may be entered upon the Accountant’s Report in any competent court. Notwithstanding anything to the contrary in this Agreement, the expenses relating to the engagement of the Independent Accounting Firm shall be borne equally by Mid Penn and Phoenix. Each party shall bear its own costs (and that of its Representatives) incurred in connection with their preparation or review of the Closing Report and preparation or review of any Notice of Disagreement, as applicable. The parties agree that the Excess Expense Amount Adjustment shall be increased by the amount equal to the out-of-pocket costs related to Phoenix’s performance under this Section 3.4 for purposes of determining the Merger Consideration pursuant to Section 3.1(e).

(c) If the Preliminary Closing Report is delivered on, or the parties are unable to resolve a Disputed Item immediately prior to, the Termination Date, the Closing Report shall be the Preliminary Closing Report revised to reflect any modifications agreed to by Mid Penn and Phoenix and, with respect to any item contained in the Preliminary Closing Report that the parties are unable to resolve, shall be deemed equal to the quotient obtained by dividing (i) the sum of (A) the estimate prepared in good faith by Phoenix contained in the Preliminary Closing Report and (B) Mid Penn’s good faith estimate of such item, by (ii) two (2).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PHOENIX

Phoenix represents and warrants to Mid Penn that the statements contained in this Article IV and the information contained in the Phoenix Disclosure Schedule delivered by Phoenix to Mid Penn on the date hereof are true, correct and complete. Phoenix has made a good faith effort to ensure that the disclosure on each schedule of the Phoenix Disclosure Schedule corresponds to the section referenced herein. However, for purposes of the Phoenix Disclosure Schedule, any item disclosed on any schedule therein is deemed to be fully disclosed with respect to all schedules under which such item may be relevant. References to the Knowledge of Phoenix shall include the Knowledge of Miners Bank.

4.1. Organization.

(a) Phoenix is a corporation duly organized and subsisting under the laws of the Commonwealth of Pennsylvania, and is duly registered as a bank holding company under the BHCA. Phoenix has the requisite corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the Commonwealth of Pennsylvania and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such license or qualification.

(b) Miners Bank is a Pennsylvania-chartered bank duly organized and subsisting under the laws of the Commonwealth of Pennsylvania and is regulated by the PDB and the FDIC. Miners Bank has the requisite corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the Commonwealth of Pennsylvania and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such license or qualification. The deposits of Miners Bank are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid by Miners Bank when due. Miners Bank is a member in good standing of the FHLB and owns the requisite amount of stock therein.

(c) Phoenix Disclosure Schedule 4.1(c) sets forth each Phoenix Subsidiary, the state of organization of each Phoenix Subsidiary and the percentage of the outstanding equity securities or membership or other interests owned by Phoenix or Miners Bank. Each Phoenix Subsidiary is a corporation, limited liability company or other entity duly organized and subsisting under the laws of its jurisdiction of incorporation or organization. Each Phoenix Subsidiary has the requisite corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the Commonwealth of Pennsylvania and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such license or qualification.

(d) The respective minute books of Phoenix, Miners Bank and each other Phoenix Subsidiary accurately record, in all material respects, all material corporate actions of their respective shareholders and boards of directors (including all committees thereof).

(e) Prior to the date of this Agreement, Phoenix has made available to Mid Penn true and correct copies of the articles of incorporation and bylaws of Phoenix and similar governing documents of Miners Bank and each other Phoenix Subsidiary, each as in effect on the date hereof.

4.2. Capitalization.

(a) The authorized capital stock of Phoenix consists of 10,000,000 shares of Phoenix Common Stock, and 40,000 shares of preferred stock, $100 par value per share. As of the date of this Agreement, there are (i) 282,206 shares of Phoenix Common Stock issued and outstanding, (ii) 2,625 shares of the Phoenix SBLF Preferred Stock issued and outstanding, all of which are held by the United States Treasury, (iii) 54,170 shares of Phoenix Common Stock held by Phoenix as Treasury Stock, (iv) 31,500 Phoenix SARs issued and outstanding, and (v) 3,400 shares of Phoenix Common Stock issuable upon settlement of the Phoenix Contingent Rights assuming the Closing occurred as of the last Business Day as of the month end immediately prior to the date of this Agreement. All of the issued and outstanding shares of Phoenix Common Stock and the Phoenix SBLF Preferred Stock, the Phoenix SARs and the Phoenix Contingent Rights have been duly authorized and validly issued, are fully paid, nonassessable and free of preemptive rights. As of the date of this Agreement, no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders may vote (“Voting Debt”) of Phoenix, nor any trust preferred or subordinated debt securities of Phoenix, are issued or outstanding. Except as set forth on Phoenix Disclosure Schedule 4.2(a), there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities of Phoenix, or otherwise obligating Phoenix to issue, transfer, sell, purchase, redeem, or otherwise acquire, to register under the Securities Act and the rules and regulations of the SEC thereunder, or to pay a dividend on any such securities. Except for the Phoenix Affiliate Letters, there are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Phoenix Common Stock or other equity interests of Phoenix.

(b) Phoenix owns all of the capital stock of Miners Bank, free and clear of any lien, claim, charge, option, encumbrance, mortgage, pledge or security interest or other restriction of any kind (collectively, “Liens”). Except for the Phoenix Subsidiaries, Phoenix does not possess, directly or indirectly, any material equity interest in any corporate entity, except for equity interests held in the investment portfolios of Phoenix Subsidiaries, equity interests held by Phoenix Subsidiaries in a fiduciary capacity, and equity interests held in connection with the lending activities of Phoenix Subsidiaries, including stock in the FHLB. Except as set forth on Phoenix Disclosure Schedule 4.2(b), either Phoenix or Miners Bank owns all of the outstanding shares of capital stock or equity interests of each Phoenix Subsidiary free and clear of all Liens.

(c) To the Knowledge of Phoenix, except as set forth on Phoenix Disclosure Schedule 4.2(c), no Person or “group” (as that term is used in Section 13(d)(3) of the Exchange Act) is the beneficial owner (as defined in Section 13(d) of the Exchange Act) of 5% or more of the outstanding shares of Phoenix Common Stock.

(d) All contractual or other rights or obligations (including preemptive rights) of Phoenix or any Phoenix Subsidiary to purchase or sell any shares of capital stock, partnership, membership or joint venture interests, or other equitable interests in any Person are set forth on Phoenix Disclosure Schedule 4.2(d).

(e) Phoenix is current on all dividends payable on the shares of Phoenix SBLF Preferred Stock and has complied with all the terms and conditions thereof.

4.3. Authority; No Violation.

(a) Phoenix has full corporate power and authority to execute and deliver this Agreement and, subject to the receipt of the Regulatory Approvals and the approval of this Agreement by Phoenix’s shareholders, to consummate the transactions contemplated hereby. Miners Bank has full corporate power and authority to execute and deliver the Bank Plan of Merger and to complete the Bank Merger, subject to receipt of all necessary Regulatory Approvals. The execution and delivery of this Agreement by Phoenix and the consummation by Phoenix of the transactions contemplated hereby, including the Merger, have been duly and validly approved and adopted by the Board of Directors of Phoenix, and no other corporate proceedings on the part of Phoenix, except for the approval of the Phoenix shareholders, is necessary to consummate the transactions contemplated hereby, including the Merger. This Agreement has been duly and validly executed and delivered by Phoenix and, subject to (i) approval by the shareholders of Phoenix, (ii) receipt of the Regulatory Approvals, and (iii) due and valid execution and delivery of this Agreement by Mid Penn, constitutes the valid and binding obligation of Phoenix, enforceable against Phoenix in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, and subject, as to enforceability, to general principles of equity. The Bank Plan of Merger, upon its execution and delivery by Miners Bank concurrently with, or as soon as practicable after, the execution and delivery of this Agreement, will constitute the valid and binding obligation of Miners Bank, enforceable against Miners Bank , subject to due and valid execution and delivery of the Bank Plan of Merger by Mid Penn Bank, in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, and subject, as to enforceability, to general principles of equity.

(b) Subject to receipt of Regulatory Approvals, approval by the required vote of Phoenix’s shareholders and Phoenix’s and Mid Penn’s compliance with any conditions contained therein, (i) the execution and delivery of this Agreement by Phoenix, (ii) the consummation of the transactions contemplated hereby, and (iii) compliance by Phoenix with any of the terms or provisions hereof will not (A) conflict with or result in a breach of any provision of the articles of incorporation or bylaws of Phoenix or similar governing document of any of the Phoenix Subsidiaries, including Miners Bank, (B) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Phoenix or any Phoenix Subsidiary or any of their respective properties or assets, or (C) except as set forth in Phoenix Disclosure Schedule 4.3(b), violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any Lien upon any of the properties or assets of Phoenix or any Phoenix Subsidiary under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Phoenix or any Phoenix Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected, except, with respect to (B) and (C), for any violations, conflicts, breaches, defaults or other occurrences which would not, individually or in the aggregate, constitute a Material Adverse Effect.

4.4. Consents.

Except as set forth on Phoenix Disclosure Schedule 4.4 and except for the Regulatory Approvals, approval of the shareholders of Phoenix, and consents, approvals, filings and registrations from or with the SEC and state “blue sky” authorities, and compliance with any conditions contained therein, no consents or approvals or waivers of, or filings or registrations with, any Governmental Entity are, or will be, necessary, and no consents or approvals of any third parties are, or will be, necessary, in connection with (a) the execution and delivery of this Agreement by Phoenix or the Bank Plan of Merger by Miners Bank and (b) the completion by Phoenix of the transactions contemplated hereby or by Miners Bank of the Bank Merger. As of the date of this Agreement, Phoenix (x) has no reason to believe that the consents and approvals set forth above will not be received or will be received with conditions, limitations or restrictions unacceptable to it or which would adversely impact the ability of Phoenix or Miners Bank to complete the transactions contemplated by this Agreement and (y) knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

4.5. Financial Statements; Undisclosed Liabilities.

(a) Phoenix has previously made available, or will make available, to Mid Penn the Phoenix Regulatory Reports. The Phoenix Regulatory Reports have been, or will be, prepared in all material respects in accordance with applicable regulatory accounting principles and practices, including, but not limited to, all applicable rules, regulations and pronouncements of applicable Bank Regulators, throughout the periods covered by such statements, and fairly present, or will fairly present, in all material respects the financial position, results of operations and changes in shareholders’ equity of Phoenix as of and for the periods ended on the dates thereof, in accordance with applicable regulatory accounting principles, including, but not limited to, all applicable rules, regulations and pronouncements of applicable Bank Regulators, applied on a consistent basis.

(b) Phoenix has previously made available, or will make available, to Mid Penn the Phoenix Financial Statements. The Phoenix Financial Statements have been, or will be, prepared in accordance with GAAP, and (including the related notes where applicable) fairly present, or will fairly present, in each case in all material respects the consolidated financial position, results of operations and cash flows of Phoenix and the Phoenix Subsidiaries on a consolidated basis as of and for the respective periods ending on the dates thereof (subject in the case of the unaudited interim statements to normal year-end adjustments and to any other adjustments described therein), in accordance with GAAP during the periods involved, except as indicated in the notes thereto and except in the case of unaudited statements to normal recurring audit adjustments and the absence of footnotes.

(c) As of the date of each balance sheet included in the Phoenix Financial Statements, neither Phoenix nor Miners Bank, as applicable, has had, or will have, any material liabilities, obligations or loss contingencies of any nature (whether absolute, accrued, contingent or otherwise) of a type required to be reflected in such Phoenix Financial Statements or Phoenix Regulatory Reports or in the footnotes thereto which are not fully reflected or reserved against therein or fully disclosed in a footnote thereto and except in the case of unaudited statements to normal recurring audit adjustments and the absence of footnotes.

(d) Except as set forth on Phoenix Disclosure Schedule 4.5(d), the records, systems, controls, data and information of Phoenix and the Phoenix Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Phoenix or any Phoenix Subsidiary or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described in this Section 4.5(d). Phoenix (i) has implemented and maintains a system of internal control over financial reporting that is designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of its financial statements for external purposes in accordance with GAAP, (ii) to the extent required by applicable law, has implemented and maintains disclosure controls and procedures to ensure that material information relating to Phoenix, including its consolidated Phoenix Subsidiaries, is made known to the chief executive officer and the chief financial officer of Phoenix by others within those entities, and (iii) has disclosed, based on its most recent evaluation prior to the date hereof, to Phoenix’s outside auditors and the audit committee of Phoenix’s Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Phoenix’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Phoenix’s internal control over financial reporting. These disclosures (if any) were made in writing by management to Phoenix’s auditors and audit committee and a copy has previously been made available to Mid Penn.

(e) Since December 31, 2011, (i) neither Phoenix nor any of the Phoenix Subsidiaries nor, to the Knowledge of Phoenix, any director, officer, employee, auditor, accountant or representative of Phoenix or any of the Phoenix Subsidiaries has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Phoenix or any of the Phoenix Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Phoenix or any of the Phoenix Subsidiaries has engaged in illegal accounting or auditing practices, and (ii) no attorney representing Phoenix or any of the Phoenix Subsidiaries, whether or not employed by Phoenix or any of the Phoenix Subsidiaries, has reported evidence of a material violation of Securities Laws, breach of fiduciary duty or similar violation by Phoenix or any of its officers, directors, employees or agents to the Board of Directors of Phoenix or any committee thereof or to any director or officer of Phoenix.

4.6. Taxes.

Except as described in Phoenix Disclosure Schedule 4.6, Phoenix and the Phoenix Subsidiaries are members of the same affiliated group within the meaning of Section 1504(a) of the Code. Phoenix has duly filed, and will file, all federal, state and local tax returns required to be filed by, or with respect to, Phoenix and every Phoenix Subsidiary on or prior to the Closing Date, taking into account any extensions (all such returns being accurate and correct in all material respects) and has duly paid or made provisions for the payment of all federal, state and local taxes which have been incurred by or are due or claimed to be due from Phoenix and any Phoenix Subsidiary by any taxing authority or pursuant to any tax sharing agreement on or prior to the Closing Date other than taxes or other charges that (a) are not delinquent, (b) are being contested in good faith, or (c) have not yet been fully determined. Except as set forth in Phoenix Disclosure Schedule 4.6, as of the date of this Agreement, Phoenix has received no written notice of, and to Phoenix’s Knowledge there is no, audit examination, deficiency assessment, tax investigation or refund litigation with respect to any taxes of Phoenix or any Phoenix Subsidiary, and no written claim has been made by any Governmental Entity in a jurisdiction where Phoenix or any Phoenix Subsidiary does not file tax returns that Phoenix or any Phoenix Subsidiary is subject to taxation in that jurisdiction. Phoenix and the Phoenix Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any material tax due that is currently in effect. Phoenix and each Phoenix Subsidiary has withheld and paid all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party, and Phoenix and each Phoenix Subsidiary, to Phoenix’s Knowledge, has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the Code and similar applicable state and local information reporting requirements. Except as set forth in Phoenix Disclosure Schedule 4.6, neither Phoenix nor any Phoenix Subsidiary is a party to any tax sharing, tax indemnity, or tax allocation agreement or similar contract or understanding.

4.7. No Material Adverse Effect.

Phoenix has not suffered any Material Adverse Effect since December 31, 2013, and no event has occurred or circumstance arisen since that date which, in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on Phoenix.

4.8. Material Contracts; Leases; Defaults.

(a) Except as set forth on Phoenix Disclosure Schedule 4.8(a), neither Phoenix nor any Phoenix Subsidiary is a party to or subject to: (i) any employment, consulting or severance contract or material arrangement with any past or present officer, director or employee of Phoenix or any Phoenix Subsidiary, except for “at will” arrangements; (ii) any plan, arrangement or contract providing for bonuses, pensions, options, deferred compensation, retirement payments, profit sharing or similar material arrangements for or with any past or present officers, directors or employees of Phoenix or any Phoenix Subsidiary; (iii) any collective bargaining agreement with any labor union relating to employees of Phoenix or any Phoenix Subsidiary; (iv) any agreement which by its terms limits the payment of dividends by Phoenix or any Phoenix Subsidiary; (v) any instrument evidencing or related to indebtedness for borrowed money in excess of $50,000 whether directly or indirectly, by way of purchase money obligation, conditional sale, lease purchase, guaranty or otherwise, in respect of which Phoenix or any Phoenix Subsidiary is an obligor to any person, which instrument evidences or relates to indebtedness other than deposits, repurchase agreements, FHLB advances, bankers’ acceptances, and “treasury tax and loan” accounts and transactions in “federal funds” in each case established in the ordinary course of business consistent with past practice, or which contains financial covenants or other restrictions (other than those relating to the payment of principal and interest when due) that would be applicable on or after the Closing Date to any Person; (vi) any other agreement, written or oral, that obligates Phoenix or any Phoenix Subsidiary for the payment of more than $25,000 annually or for the payment of more than $50,000 over its remaining term, which is not terminable without cause on 60 days’ or less notice without penalty or payment (other than agreements for commercially available “off-the-shelf” software), or (vii) any agreement (other than this Agreement), contract, arrangement, commitment or understanding (whether written or oral) that restricts or limits in any material way the conduct of business by Phoenix or any Phoenix Subsidiary (it being understood that any non-compete or similar provision shall be deemed material, but any limitation on the scope of any license granted under any such agreement shall not be deemed material).

(b) Phoenix Disclosure Schedule 4.8(b) identifies each parcel of real estate owned, leased or subleased by Phoenix, Miners Bank or any Phoenix Subsidiary. Each real estate lease that requires the consent of the lessor or its agent resulting from the Merger by virtue of the terms of any such lease, is listed in Phoenix Disclosure Schedule 4.8(b), identifying the section of the lease that contains such prohibition or restriction. Subject to any consents that may be required as a result of the transactions contemplated by this Agreement, neither Phoenix nor any Phoenix Subsidiary is in default under any material contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its assets, business, or operations may be bound or affected, or under which it or its assets, business, or operations receive benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

(c) True and correct copies of agreements, contracts, arrangements and instruments referred to in Section 4.8(a) and 4.8(b) (collectively, the “Phoenix Material Contracts”) have been made available to Mid Penn on or before the date hereof, and are in full force and effect on the date hereof, and neither Phoenix nor any Phoenix Subsidiary (nor, to the Knowledge of Phoenix, any other party to any Phoenix Material Contract) has materially breached any provision of, or is in default in any respect under any term of, any Phoenix Material Contract. Except as listed on Phoenix Disclosure Schedule 4.8(c), no party to any Phoenix Material Contract will have the right to terminate any or all of the provisions of any such Phoenix Material Contract as a result of the execution of, and the consummation of the transactions contemplated by, this Agreement.

(d) Except as listed on Phoenix Disclosure Schedule 4.8(d), since December 31, 2013, through and including the date of this Agreement, neither Phoenix nor any Phoenix Subsidiary has (i) except for normal increases for employees made in the ordinary course of business consistent with past practice or as required by applicable law, increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of December 31, 2013 (which amounts have been previously made available to Mid Penn), granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay (except as required under the terms of agreements or severance plans listed on Phoenix Disclosure Schedule 4.12, as in effect as of the date hereof), or paid any bonus other than the customary bonuses in amounts consistent with past practice, (ii) granted any options or warrants to purchase shares of Phoenix Common Stock, or any Right to any executive officer, director or employee other than grants made in the ordinary course of business consistent with past practice under any option or benefit plan, (iii) increased or established any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, (iv) made any material election for federal or state income tax purposes, (v) made any material change in the credit policies or procedures of Phoenix or any of the Phoenix Subsidiaries, the effect of which was or is to make any such policy or procedure less restrictive in any material respect, (vi) made any material acquisition or disposition of any assets or properties, or any contract for any such acquisition or disposition entered into other than loans and loan commitments except at the direction or request of any Bank Regulator, (vii) entered into any lease of real or personal property requiring annual payments in excess of $10,000, other than in connection with foreclosed property or in the ordinary course of business consistent with past practice, (viii) changed any accounting methods, principles or practices of Phoenix or the Phoenix Subsidiaries affecting its assets, liabilities or businesses, including any reserving, renewal or residual method, practice or policy except in accordance with any changes in GAAP, or (ix) suffered any strike, work stoppage, slow-down, or other labor disturbance.

4.9. Ownership of Property; Insurance Coverage.

(a) Phoenix and each Phoenix Subsidiary has good and, as to real property and securities, marketable title to all material assets and properties owned, and as to securities held, by Phoenix or any Phoenix Subsidiary in the conduct of their businesses, whether such assets and properties are real or personal, tangible or intangible, including assets and property reflected in the balance sheets contained in the Phoenix Regulatory Reports and in the Phoenix Financial Statements or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value in the ordinary course of business since the date of such balance sheets), subject to no material Liens, except (i) those items which secure liabilities for public or statutory obligations or any discount with, borrowing from or other obligations to FHLB, inter-bank credit facilities, or any transaction by a Phoenix Subsidiary acting in a fiduciary capacity, (ii) statutory liens for amounts not yet delinquent or that are being contested in good faith, (iii) non-monetary liens affecting real property which do not adversely affect the value or use of such real property, and (iv) those described and reflected in the Phoenix Financial Statements. Such securities are valued on the books of Phoenix and each of the Phoenix Subsidiaries in accordance with GAAP. Phoenix and the Phoenix Subsidiaries, as lessee, have the right under valid and existing leases of real and personal properties used by Phoenix and the

Phoenix Subsidiaries in the conduct of their businesses to occupy or use all such properties as presently occupied and used by each of them. Neither Phoenix nor any Phoenix Subsidiary is in default in any material respect under any lease for any real or personal property to which either Phoenix or any Phoenix Subsidiary is a party, and there has not occurred any event that, with lapse of time or the giving of notice or both, would constitute such default, except for such defaults that, either individually or in the aggregate, will not have a Material Adverse Effect on Phoenix.

(b) With respect to all agreements pursuant to which Phoenix or any Phoenix Subsidiary has purchased securities subject to an agreement to resell, if any, Phoenix or such Phoenix Subsidiary, as the case may be, has a valid, perfected first Lien in the securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby. Phoenix and each of the Phoenix Subsidiaries employs investment, securities risk management and other policies, practices and procedures that Phoenix and each such Phoenix Subsidiary believes are prudent and reasonable in the context of such businesses.

(c) Phoenix and each Phoenix Subsidiary currently maintain insurance considered by Phoenix to be reasonable for their respective operations in accordance with industry practice. Neither Phoenix nor any Phoenix Subsidiary, except as set forth in Phoenix Disclosure Schedule 4.9(c), has received notice from any insurance carrier that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs (other than with respect to health or disability insurance) with respect to such policies of insurance will be substantially increased. Except as set forth on Phoenix Disclosure Schedule 4.9(c), there are presently no material claims pending under such policies of insurance and no notices have been given by Phoenix or any Phoenix Subsidiary under such policies (other than with respect to health or disability insurance). All such insurance is valid and enforceable and in full force and effect, and within the last three years Phoenix and each Phoenix Subsidiary has received each type of insurance coverage for which it has applied and during such periods has not been denied indemnification for any material claims submitted under any of its insurance policies. Phoenix Disclosure Schedule 4.9(c) identifies all material policies of insurance maintained by Phoenix and each Phoenix Subsidiary as well as the other matters required to be disclosed under this Section 4.9(c).

4.10. Legal Proceedings.

Except as set forth in Phoenix Disclosure Schedule 4.10, neither Phoenix nor any Phoenix Subsidiary is a party to any, and there are no pending or, to Phoenix’s Knowledge, threatened legal, administrative, arbitration or other proceedings, claims (whether asserted or unasserted), actions or governmental investigations or inquiries of any material nature (a) against Phoenix or any Phoenix Subsidiary, (b) to which Phoenix or any Phoenix Subsidiary’s material assets are or may be subject, (c) challenging the validity or propriety of any of the transactions contemplated by this Agreement, or (d) that would reasonably be expected to adversely affect the ability of Phoenix or Miners Bank to perform under this Agreement in any material respect.

4.11. Compliance With Applicable Law.

(a) Each of Phoenix and each Phoenix Subsidiary is in compliance in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it, its properties, assets and deposits, its business, and its conduct of business and its relationship with its employees, including, without limitation, the USA PATRIOT Act, the Bank Secrecy Act, OFAC regulations, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act of 1977, the Home Mortgage Disclosure Act, the Fair Credit Reporting Act, the Fair Debt Collections Practices Act, the Truth in Lending Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices, and neither Phoenix nor any Phoenix Subsidiary has received any written notice to the contrary except where the failure to comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Phoenix. The Board of Directors of Miners Bank has adopted, and Miners Bank has implemented, an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Entity and that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act and the regulations thereunder.

(b) Each of Phoenix and each Phoenix Subsidiary has all material permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities and Bank Regulators that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted except where the failure to hold such permits, licensees, authorizations, orders or approvals, or the failure to make such filings, applications or registrations would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Phoenix; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect in all material respects, and no suspension or cancellation of any such permit, license, certificate, order or approval is threatened or will result from the consummation of the transactions contemplated by this Agreement, subject to obtaining Regulatory Approvals.

(c) Other than those listed on Phoenix Disclosure Schedule 4.11(c), since January 1, 2012, neither Phoenix nor any Phoenix Subsidiary has received any written notification or any other communication from any Bank Regulator (i) asserting that Phoenix or any Phoenix Subsidiary is not in material compliance with any of the statutes, regulations or ordinances which such Bank Regulator enforces; (ii) threatening to revoke any license, franchise, permit or governmental authorization which is material to Phoenix or any Phoenix Subsidiary; (iii) requiring, or threatening to require, Phoenix or any Phoenix Subsidiary, or indicating that Phoenix or any Phoenix Subsidiary may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement with any Governmental Entity or Bank Regulator which is charged with the supervision or regulation of banks or engages in the insurance of bank deposits restricting or limiting, or purporting to restrict or limit, in any material respect the operations of Phoenix or any Phoenix Subsidiary, including without limitation any restriction on the payment of dividends; or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit, in any manner the operations of Phoenix or any Phoenix Subsidiary, including without limitation any restriction on the payment of dividends (any such notice, communication, memorandum, agreement or order described in this sentence is hereinafter referred to as an “Phoenix Regulatory Agreement”). Copies of all Phoenix Regulatory Agreements, if any, and all related correspondence between or among Phoenix or any Phoenix Subsidiary and any Bank Regulator have heretofore been made available to Mid Penn. Neither Phoenix nor any Phoenix Subsidiary has consented to or entered into any Phoenix Regulatory Agreement that is currently in effect or that was in effect since January 1, 2012. The most recent regulatory rating given to Miners Bank as to compliance with the Community Reinvestment Act (“CRA”) is satisfactory or better.

(d) Each of Phoenix and Miners Bank are “well capitalized” or words of similar import in future regulations within the meaning of the regulations of the FRB and the FDIC, respectively, and neither Phoenix nor Miners Bank knows of any facts or circumstances that would reflect adversely on the financial and managerial standards to be applied by the FRB under the BHCA in determining whether to approve the Merger.

4.12. Employee Benefit Plans.

(a) Phoenix Disclosure Schedule 4.12 contains a true and complete list of each “employee benefit plan” (within the meaning of Section 3(3) of ERISA), and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor), including, without limitation, supplemental executive retirement plans, stock purchase plans, stock option plans, restricted stock plans, stock appreciation rights plans, severance arrangements, employment agreements, consulting agreements, settlement agreements, release agreements, change-in-control agreements, fringe benefit plans, bonus plans, incentive plans, director deferred agreements, director retirement agreements, deferred compensation plans and all other benefit practices, policies and arrangements (including vacation) under which any current or former employee, director or independent contractor of Phoenix or any Phoenix Subsidiary has any present or future right to benefits or under which Phoenix or any Phoenix Subsidiary has any present or future liability. All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the “Phoenix Benefit Plans.”

(b) With respect to each Phoenix Benefit Plan, Phoenix has made available to Mid Penn a current, accurate and complete copy thereof (or a written summary of the material terms of any unwritten plan) and, to the extent applicable: (i) any related trust agreement or other funding instrument; (ii) the most recent determination letter issued by the IRS and any current application to the IRS for such letter, if applicable; (iii) the most recent summary plan description and any subsequent summaries of material modifications or planned modification; and (iv) annual return/reports on Form 5500 for the last three plan years with respect to each Phoenix Benefit Plan which is required to file such annual return/report.

(c) (i) Except as would not have, individually or in the aggregate, a Material Adverse Effect, each Phoenix Benefit Plan that is subject to ERISA and the Code has been established and administered in all respects in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code and other applicable laws, rules and regulations; (ii) each Phoenix Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter as to its qualification, and with respect to all plan document qualification requirements for which the applicable remedial amendment period under Section 401(b) of the Code has closed, any amendments required by such determination letter were made as and when required by such determination letter, and to the Knowledge of Phoenix, nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification; (iii) to the Knowledge of Phoenix, no event has occurred and no condition exists that is reasonably likely to subject Phoenix or any Phoenix Subsidiary, solely by reason of its affiliation with any past or present “ERISA Affiliate” (defined as any organization which is a member of a controlled group of organizations within the meaning of Sections 414(b), (c), (m) or (o) of the Code), to any Tax, fine, Lien, penalty or other liability imposed by ERISA or the Code; (iv) except as set forth in Phoenix Disclosure Schedule 4.12, no Phoenix Benefit Plan provides, and Phoenix and the Phoenix Subsidiaries have no obligation to provide, any welfare benefits to any employee or service provider (or any beneficiary thereof) after the employee’s termination of employment and/or the service provider’s termination of service other than as required by Section 4980B of the Code and/or other applicable law; and (v) all contributions required to be made under the terms of any Phoenix Benefit Plan have been timely made or, if not yet due, have been properly reflected in Phoenix’s financial statements in accordance with GAAP.

(d) Except as set forth in Phoenix Disclosure Schedule 4.12, Phoenix and the Phoenix Subsidiaries do not maintain, and have not maintained within the last ten years, a defined benefit plan. None of the Phoenix Benefit Plans is a “multiemployer plan” (within the meaning of ERISA Section 3(37)) and none of Phoenix, the Phoenix Subsidiaries or any ERISA Affiliate has any liability with respect to a multiemployer plan that remains unsatisfied.

(e) Except as set forth in Phoenix Disclosure Schedule 4.12, with respect to any Phoenix Benefit Plan, the assets of any trust under such Phoenix Benefit Plan, Phoenix Benefit Plan sponsor, Phoenix Benefit Plan fiduciary or Phoenix Benefit Plan administrator, (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of Phoenix, threatened and (ii) to the Knowledge of Phoenix, no facts or circumstances exist that could reasonably be expected to give rise to any such actions, suits or claims.

(f) Except as set forth in Phoenix Disclosure Schedule 4.12, the consummation of the transactions contemplated herein will not, separately or together with any other event, (i) entitle any employee, officer or director of Phoenix or any Phoenix Subsidiary to severance pay, unemployment compensation or any other payment, or (ii) accelerate the time of payment or vesting of, or increase the amount of, compensation due to any such employee, officer or director.

(g) Except as would not, individually or in the aggregate, have a Material Adverse Effect, all Phoenix Benefit Plans which provide for the deferral of compensation, within the meaning of Section 409A of the Code, have been administered in good faith compliance with Section 409A of the Code. Except as set forth in Phoenix Disclosure Schedule 4.12, no outstanding stock options and no shares of restricted stock are subject to Section 409A of the Code. In addition, Phoenix Disclosure Schedule 4.12 sets forth the amounts of any deferred compensation payable to any employee or director of Phoenix.

(h) Phoenix has not communicated to any current or former employee thereof any intention or commitment to modify in any material respect any Phoenix Benefit Plan or contract to establish or implement any other employee or retiree benefit or compensation plan or arrangement.

4.13. Environmental Matters.

Except as may be set forth in Phoenix Disclosure Schedule 4.13, to the Knowledge of Phoenix, with respect to Phoenix and each Phoenix Subsidiary:

(a) Neither (i) the conduct nor operation of the business of Phoenix or any Phoenix Subsidiary nor (ii) any condition of any property currently or previously owned or operated by Phoenix or any Phoenix Subsidiary (including, without limitation, in a fiduciary or agency capacity), results or resulted in a violation of any Environmental Laws that is reasonably likely to impose a material liability (including a material remediation obligation) upon Phoenix or any Phoenix Subsidiary. No condition exists or has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in any material liability to Phoenix or any Phoenix Subsidiary by reason of any Environmental Laws. Neither Phoenix nor any Phoenix Subsidiary during the past five years has received any written notice from any Person or Governmental Entity that Phoenix or any Phoenix Subsidiary or the operation or condition of any property ever owned, operated, or held as collateral or in a fiduciary capacity by any of them (including any Other Real Estate Owned or property pledged as collateral for any loan held by Phoenix or any Phoenix Subsidiary) are currently in violation of or otherwise are alleged to have liability under any Environmental Laws or relating to Materials of Environmental Concern (including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any Materials of Environmental Concern at, on, beneath, or originating from any such property) for which a material liability is reasonably likely to be imposed upon Phoenix or any Phoenix Subsidiary;

(b) There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the Phoenix’s Knowledge, threatened, before any court, Governmental Entity or other forum against Phoenix or any Phoenix Subsidiary (i) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (ii) relating to the presence of or release into the environment of any Materials of Environmental Concern (as defined herein), whether or not occurring at or on a site owned, leased or operated by Phoenix or any Phoenix Subsidiary; and

(c) There are no underground storage tanks on, in or under any properties owned or operated by Phoenix or any of the Phoenix Subsidiaries, and no underground storage tanks have been closed or removed from any properties owned or operated by Phoenix or any of the Phoenix Subsidiaries except in compliance with Environmental Laws in all material respects.

4.14. Brokers, Finders and Financial Advisors.

Neither Phoenix nor any Phoenix Subsidiary, nor any of their respective officers, directors, employees or agents, has employed any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement, or incurred any liability or commitment for any fees or commissions to any such person in connection with the transactions contemplated by this Agreement except for the retention of Griffin Financial Group LLC (“Griffin”) by Phoenix and the fee payable pursuant thereto.

4.15. Loan Matters.

(a) The allowance for loan losses reflected in Phoenix’s audited consolidated balance sheet at December 31, 2013 was, and the allowance for loan losses shown on Phoenix’s balance sheets for periods ending after December 31, 2013 was, or will be, adequate, as of the date thereof, under GAAP.

(b) Phoenix Disclosure Schedule 4.15(b) sets forth a listing, as of July 31, 2014, by account, of: (i) all loans (including loan participations) of Miners Bank or any other Phoenix Subsidiary that have been accelerated during the past twelve months; (ii) all loan commitments or lines of credit of Miners Bank or any other Phoenix Subsidiary which have been terminated by Miners Bank or any other Phoenix Subsidiary during the past twelve months by reason of a default or adverse developments in the condition of the borrower or other events or circumstances affecting the credit of the borrower; (iii) each borrower, customer or other party which has notified Miners Bank or any other Phoenix Subsidiary during the past twelve months of, or has asserted against Miners Bank or any other Phoenix Subsidiary, in each case in writing, any “lender liability” or similar claim, and, to the Knowledge of Phoenix, each borrower, customer or other party which has given Miners Bank or any other Phoenix Subsidiary any oral notification of, or orally asserted to or against Miners Bank or any other Phoenix Subsidiary, any such claim; (iv) all loans (A) that are contractually past due 90 days or more in the payment of principal and/or interest, (B) that are on non-accrual status, (C) that as of the date of this Agreement are classified as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the obligor thereunder, (D) where, during the past three years, the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, or (E) where a specific reserve allocation exists in connection therewith; and (v) all assets classified by Miners Bank or any Phoenix Subsidiary as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure. Except as set forth on Phoenix Disclosure Schedule 4.15(b), all loans of Miners Bank have been classified as of July 31, 2014 in accordance with the loan policies and procedures of Miners Bank.

(c) Except as set forth on Phoenix Disclosure Schedule 4.15(e), all loans receivable (including discounts) and accrued interest entered on the books of Phoenix and the Phoenix Subsidiaries arose out of bona fide arm’s-length transactions, were made for good and valuable consideration in the ordinary course of Phoenix’s or the appropriate Phoenix Subsidiary’s respective business, and the notes or other evidences of indebtedness with respect to such loans (including discounts) are true and genuine and are what they purport to be. The loans, discounts and the accrued interest reflected on the books of Phoenix and the Phoenix Subsidiaries are subject to no defenses, set-offs or counterclaims (including, without limitation, those afforded by usury or truth-in-lending laws), except as may be provided by bankruptcy, insolvency or similar laws affecting creditors’ rights generally or by general principles of equity. All such loans are owned by Phoenix or the appropriate Phoenix Subsidiary free and clear of any Liens.

(d) The notes and other evidences of indebtedness evidencing the loans described above, and all pledges, mortgages, deeds of trust and other collateral documents or security instruments relating thereto are, in all material respects, valid, true and genuine, and what they purport to be.

(e) Phoenix Disclosure Schedule 4.15(e) sets forth, as of July 31, 2014, a schedule of all executive officers and directors of Phoenix who have outstanding loans from Phoenix or Miners Bank, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the two years immediately preceding the date hereof.

(f) To the Knowledge of Phoenix, no shares of Phoenix Common Stock were purchased with the proceeds of a loan made by Phoenix or any Phoenix Subsidiary.

4.16. Related Party Transactions.

Except as set forth in Phoenix Disclosure Schedule 4.16 and except for any intracompany transactions, neither Phoenix nor any Phoenix Subsidiary is a party to any transaction (including any loan or other credit accommodation) with any Affiliate of Phoenix or any Phoenix Subsidiary. All such transactions (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons, and (c) did not involve substantially more than the normal risk of collectability or present other unfavorable features. Except as set forth in Phoenix Disclosure Schedule 4.16, no loan or credit accommodation to any Affiliate of Phoenix or any Phoenix Subsidiary is presently in default or, during the three year period prior to the date of this Agreement, has been in default or has been restructured, modified or extended. Neither Phoenix nor any Phoenix Subsidiary has been notified that principal and interest with respect to any such loan or other credit accommodation will not be paid when due or that the loan grade classification accorded such loan or credit accommodation by Phoenix is inappropriate. Except as set forth in Phoenix Disclosure Schedule 4.16, no shareholder or Affiliate of Phoenix (other than Phoenix and the Phoenix Subsidiaries) owns any material property or asset used in the conduct of the business of Phoenix and the Phoenix Subsidiaries.

4.17. Credit Card Accounts and Merchant Processing.

(a) Credit Card Accounts. Neither Phoenix nor any Phoenix Subsidiary originates, maintains or administers credit card accounts.

(b) Merchant Processing. Except as set forth on Phoenix Disclosure Schedule 4.17(b), neither Phoenix nor any Phoenix Subsidiary provides, or has provided, merchant credit card processing services to any merchants.

4.18. Required Vote.

The affirmative vote of at least seventy percent (70%) of the outstanding shares of Phoenix Common Stock at the Phoenix Shareholders’ Meeting by the holders of shares of Phoenix Common Stock is required to approve this Agreement and the Merger under Phoenix’s articles of incorporation and the PBCL.

4.19. Registration Obligations.

Neither Phoenix nor any Phoenix Subsidiary is under any obligation, contingent or otherwise, that will survive the Effective Time by reason of any agreement to register any transaction involving any of its securities under the Securities Act.

4.20. Risk Management Instruments.

All material interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for Phoenix’s own account, or for the account of one or more of the Phoenix Subsidiaries or their customers (all of which are set forth in Phoenix Disclosure Schedule 4.20), were in all material respects entered into in compliance with all applicable laws, rules, regulations and regulatory policies, and with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of Phoenix or any Phoenix Subsidiary, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect. Neither Phoenix nor any Phoenix Subsidiary, nor to the Knowledge of Phoenix any other party thereto, is in breach of any of its obligations under any such agreement or arrangement in any material respect.

4.21. Fairness Opinion.

Phoenix has received a written opinion from Griffin to the effect that, subject to the terms, conditions and qualifications set forth therein, as of the date hereof, the Merger Consideration is fair to Phoenix shareholders from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement.

4.22. Fiduciary Accounts.

To the Knowledge of Phoenix, Miners Bank and each Phoenix Subsidiary has properly administered all accounts for which it acts as a fiduciary in all material respects, including but not limited to accounts for which it serves as trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations. Except as set forth in Phoenix Disclosure Schedule 4.22, to the Knowledge of Phoenix, neither Miners Bank nor any other Phoenix Subsidiary, nor has any of their respective directors, officers or employees, committed any breach of trust with respect to any such fiduciary account and the records for each such fiduciary account.

4.23. Intellectual Property.

Phoenix and each Phoenix Subsidiary owns or possesses valid and binding licenses and other rights (subject to expirations in accordance with their terms) to use all patents, copyrights, trade secrets, trade names, service marks and trademarks, which are material to the conduct of their business as currently conducted, each without payment, except for all license agreements under which license fees or other payments are due in the ordinary course of Phoenix’s or each of the Phoenix Subsidiaries’ business, and neither Phoenix nor any Phoenix Subsidiary has received any notice of conflict with respect thereto that asserts the rights of others. Phoenix and each Phoenix Subsidiary has performed all the material obligations required to be performed, and are not in default in any material respect, under any contract, agreement, arrangement or commitment relating to any of the foregoing. To Phoenix’s Knowledge, the conduct of the business of Phoenix and each Phoenix Subsidiary as currently conducted or proposed to be conducted does not, in any material respect, infringe upon, dilute, misappropriate or otherwise violate any intellectual property owned or controlled by any third party.

4.24. Labor Matters.

There are no labor or collective bargaining agreements to which Phoenix or any Phoenix Subsidiary is a party. To the Knowledge of Phoenix, there is no activity involving Phoenix or any Phoenix Subsidiary seeking to certify a collective bargaining unit involving any of their employees. There is no labor strike, labor dispute (other than routine employee grievances that are not related to union employees), work slowdown, stoppage or lockout pending or threatened against Phoenix or any Phoenix Subsidiary. There is no unfair labor practice or labor arbitration proceeding pending or, to the Knowledge of Phoenix, threatened against Phoenix or any Phoenix Subsidiary (other than routine employee grievances that are not related to union employees). Phoenix and each Phoenix Subsidiary is in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and are not engaged in any unfair labor practice.

4.25. Phoenix Information Supplied.

None of the information supplied or to be supplied by Phoenix for inclusion or incorporation by reference in the Proxy Statement–Prospectus and/or in the Registration Statement, as applicable, or in any other application, notification or other document filed with any Regulatory Agency or other Governmental Entity in connection with the transactions contemplated by this Agreement, in each case or in any amendment or supplement thereto will, at the time the Proxy Statement-Prospectus or any such supplement or amendment thereto is first mailed to the shareholders of Phoenix or at the time Phoenix shareholders vote on the matters at the Phoenix Shareholders’ Meeting or at the time the Registration Statement or any such amendment or supplement thereto becomes effective under the Securities Act or at the Effective Time, or at the time any such other applications, notifications or other documents or any such amendments or supplements thereto are so filed, as the case may be, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No representation or warranty is made by Phoenix in this Section 4.25 with respect to statements made or incorporated by reference therein based on information supplied by Mid Penn in writing expressly for inclusion or incorporation by reference in the Proxy Statement-Prospectus, the Registration Statement or such other applications, notifications or other documents. If at any time prior to the Effective Time any event should be discovered by Phoenix or any of the Phoenix Subsidiaries which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement-Prospectus, or in any amendment or supplement to any such other applications, notifications or other documents, Phoenix shall promptly so inform Mid Penn.

4.26. Takeover Laws.

The adoption and approval by the board of directors of Phoenix of this Agreement, the Merger and the other transactions contemplated in this Agreement represent all the action necessary to render inapplicable to this Agreement, the Merger and such other transactions, the provisions of any potentially applicable anti-takeover, control share, fair price, moratorium, interested shareholder or similar Law, and, to the extent applicable, the provisions of Article 9 of Phoenix’s articles of incorporation.

4.27. Quality of Representations.

The representations made by Phoenix in this Agreement are true, correct and complete in all material respects and do not omit statements necessary to make the representations not misleading under the circumstances.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF MID PENN

Mid Penn represents and warrants to Phoenix that the statements contained in this Article V and in the Mid Penn Disclosure Schedules delivered by Mid Penn to Phoenix on the date hereof are true, correct and complete, except as disclosed in any report, schedule, form or other document filed with the SEC by Mid Penn prior to the date hereof and on or after the date on which Mid Penn filed with the SEC its Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or predictive or forward-looking in nature). Mid Penn has made a good faith effort to ensure that the disclosure on each schedule of the Mid Penn Disclosure Schedule corresponds to the section referenced herein. However, for purposes of the Mid Penn Disclosure Schedule, any item disclosed on any schedule therein is deemed to be fully disclosed with respect to all schedules under which such item may be relevant. References to the Knowledge of Mid Penn shall include the Knowledge of Mid Penn Bank.

5.1. Organization.

(a) Mid Penn is a corporation duly organized and subsisting under the laws of the Commonwealth of Pennsylvania, and is duly registered as a bank holding company under the BHCA. Mid Penn has the requisite corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the Commonwealth of Pennsylvania and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such license or qualification.

(b) Mid Penn Bank is a Pennsylvania-chartered bank duly organized and subsisting under the laws of the Commonwealth of Pennsylvania. Mid Penn Bank has the requisite corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the Commonwealth of Pennsylvania and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such license or qualification. The deposits of Mid Penn Bank are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due. Mid Penn Bank is a member in good standing of the FHLB and owns the requisite amount of stock therein.

(c) Mid Penn Disclosure Schedule 5.1(c) sets forth each Mid Penn Subsidiary, the state of organization of each Mid Penn Subsidiary and the percentage of the outstanding equity securities, membership or other interests of such Mid Penn Subsidiary owned by Mid Penn or Mid Penn Bank. Each Mid Penn Subsidiary is a corporation, limited liability company or other entity duly organized and subsisting under the laws of its jurisdiction of incorporation or organization. Each Mid Penn Subsidiary has the requisite corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the Commonwealth of Pennsylvania and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such license or qualification.

(d) The respective minute books of Mid Penn and each Mid Penn Subsidiary accurately records, in all material respects, all material corporate actions of their respective shareholders and boards of directors (including all committees thereof).

(e) Prior to the date of this Agreement, Mid Penn has made available to Phoenix true and correct copies of the articles of incorporation and bylaws of Mid Penn and similar governing documents of Mid Penn Bank and each other Mid Penn Subsidiary, each as in effect on the date hereof.

5.2. Capitalization.

(a) The authorized capital stock of Mid Penn consists of 10,000,000 shares of Mid Penn Common Stock, and 10,000,000 shares of preferred stock, par value $1.00 per share (“Mid Penn Preferred Stock”). As of the date of this Agreement, there are (i) 3,496,054 shares of Mid Penn Common Stock issued and outstanding, (ii) 5,000 shares of 7% Non-Cumulative Non-Voting Non-Convertible Perpetual Preferred Stock, Series B (the “Mid Penn Series B Preferred Stock”) issued and outstanding, and (iii) 100,000 shares of Mid Penn Common Stock reserved for issuance under Mid Penn’s equity compensation plans (the “Mid Penn Stock Plan”). As of the date of this Agreement, except pursuant to (A) this Agreement and (B) the Mid Penn Stock Plan, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities of Mid Penn, or otherwise obligating Mid Penn to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities. As of the date of this Agreement, there is no Voting Debt of Mid Penn, nor any trust preferred or subordinated debt securities of Mid Penn are issued or outstanding. The shares of Mid Penn Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights. Except for the Mid Penn Affiliate Letters, there are no voting trusts, shareholder agreements, proxies or other agreements in effect with regard to the voting or transfer of the Mid Penn Common Stock or other equity interests of Mid Penn. Mid Penn has, or as of the Effective Time will have, sufficient authorized and unissued shares of Mid Penn Common Stock to issue the Merger Consideration at the Effective Time and sufficient authorized and unissued shares of Mid Penn Preferred Stock to issue shares of Mid Penn SBLF Preferred Stock pursuant to Section 3.1(j). Mid Penn Disclosure Schedule 5.2(a) sets forth the name of each holder and the number of outstanding rights to purchase, and securities convertible or exchangeable into Mid Penn Common Stock or Mid Penn Preferred Stock, the number of shares each holder may acquire pursuant to the exercise of such options, the grant and vesting dates, and the exercise price relating to the options held.

(b) Mid Penn owns all of the capital stock of Mid Penn Bank free and clear of any Lien. Except for the Mid Penn Subsidiaries, Mid Penn does not possess, directly or indirectly, any material equity interest in any corporate entity, except for equity interests held in the investment portfolios of Mid Penn Subsidiaries, equity interests held by Mid Penn Subsidiaries in a fiduciary capacity, and equity interests held in connection with the lending activities of Mid Penn Subsidiaries, including stock in the FHLB. Either Mid Penn or Mid Penn Bank owns all of the outstanding shares of capital stock or equity interests of each Mid Penn Subsidiary free and clear of all Liens.

(c) To Mid Penn’s Knowledge, except as set forth on Mid Penn Disclosure Schedule 5.2(c), no Person or “group” (as that term is used in Section 13(d)(3) of the Exchange Act), is the beneficial owner (as defined in Section 13(d) of the Exchange Act) of 5% or more of the outstanding shares of Mid Penn Common Stock.

(d) All contractual or other rights or obligations (including preemptive rights) of Mid Penn or any Mid Penn Subsidiary to purchase or sell any shares of capital stock, partnership, membership or joint venture interests, or other equitable interests in any Person are set forth on Mid Penn Disclosure Schedule 5.2(d).

(e) Mid Penn has complied with all the terms and conditions of the Mid Penn Series B Preferred Stock.

5.3. Authority; No Violation.

(a) Mid Penn has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Regulatory Approvals and the approval of this Agreement by Mid Penn’s shareholders, to consummate the transactions contemplated hereby. Mid Penn Bank has full corporate power and authority to execute and deliver the Bank Plan of Merger and to complete the Bank Merger, subject to receipt of all necessary Regulatory Approvals. The execution and delivery of this Agreement by Mid Penn and the consummation by Mid Penn of the transactions contemplated hereby, including the Merger have been duly and validly approved and adopted by the Board of Directors of Mid Penn, and no other corporate proceedings on the part of Mid Penn, except for the approval of Mid Penn’s shareholders, are necessary to consummate the transactions contemplated hereby, including the Merger. This Agreement has been duly and validly executed and delivered by Mid Penn and, subject to the receipt of the Regulatory Approvals and approval by the required vote of Mid Penn’s shareholders and due and valid execution and delivery of this Agreement by Phoenix, constitutes the valid and binding obligations of Mid Penn, enforceable against Mid Penn in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, and subject, as to enforceability, to general principles of equity. The Bank Plan of Merger, upon its execution and delivery by Mid Penn Bank concurrently with, or as soon as practicable after, the execution and delivery of this Agreement, will constitute the valid and binding obligation of Mid Penn Bank, enforceable against Mid Penn Bank, subject to due and valid execution and delivery of the Bank Plan of Merger by Miners Bank, in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, and subject, as to enforceability, to general principles of equity.

(b) Subject to receipt of Regulatory Approvals, approval by the required vote of Mid Penn’s shareholders and Phoenix’s and Mid Penn’s compliance with any conditions contained therein, (i) the execution and delivery of this Agreement by Mid Penn or the Bank Plan of Merger by Mid Penn Bank, (ii) the consummation of the transactions contemplated hereby or by Mid Penn Bank of the Bank Merger, and (iii) compliance by Mid Penn with any of the terms or provisions hereof will not (A) conflict with or result in a breach of any provision of the articles of incorporation or bylaws of Mid Penn or any similar governing documents of any Mid Penn Subsidiary, including Mid Penn Bank, (B) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Mid Penn or any Mid Penn Subsidiary or any of their respective properties or assets, or (C) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any Lien upon any of the properties or assets of Mid Penn or any Mid Penn Subsidiary under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which any of them is a party, or by which they or any of their respective properties or assets may be bound or affected, except, with respect to (B) and (C), for any violations, conflicts, breaches, defaults or other occurrences which would not, individually or in the aggregate, constitute a Material Adverse Effect.

5.4. Consents.

Except for the Regulatory Approvals, approval of the shareholders of Mid Penn, and consents, approvals, filings and registrations from or with the SEC and state “blue sky” authorities, and compliance with any conditions contained therein, no consents or approvals or waivers of, or filings or registrations with, any Governmental Entity are or will be necessary, and no consents or approvals of any third parties are or will be necessary, in connection with (a) the execution and delivery of this Agreement by Mid Penn and (b) the completion by Mid Penn of the transactions contemplated hereby. Mid Penn (x) has no reason to believe that the consents and approvals set forth above will not be received or will be received with conditions, limitations or restrictions unacceptable to it or which would adversely impact the ability of Mid Penn or Mid Penn Bank to complete the transactions contemplated by this Agreement and (y) knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

5.5. Financial Statements; Undisclosed Liabilities.

(a) Mid Penn has previously made available, or will make available, to Phoenix the Mid Penn Regulatory Reports. The Mid Penn Regulatory Reports have been, or will be, prepared in all material respects in accordance with applicable regulatory accounting principles and practices, including, but not limited to, all applicable rules, regulations and pronouncements of applicable Bank Regulators, throughout the periods covered by such statements, and fairly present or will fairly present in all material respects the financial position, results of operations and changes in shareholders’ equity of Mid Penn as of and for the periods ended on the dates thereof, in accordance with applicable regulatory accounting principles, including, but not limited to, all applicable rules, regulations and pronouncements of applicable Bank Regulators, applied on a consistent basis.

(b) Mid Penn has previously made available, or will make available, to Phoenix the Mid Penn Financial Statements. The Mid Penn Financial Statements have been or will be prepared in accordance with GAAP, and (including the related notes where applicable) fairly present, or will fairly present, in each case in all material respects the consolidated financial position, results of operations and cash flows of Mid Penn and the Mid Penn Subsidiaries on a consolidated basis as of and for the respective periods ending on the dates thereof (subject in the case of the unaudited interim statements to normal year-end adjustments), in accordance with GAAP during the periods involved, except as indicated in the notes thereto and except in the case of any unaudited statements to normal recurring audit adjustments.

(c) At the date of each balance sheet included in the Mid Penn Financial Statements, neither Mid Penn nor Mid Penn Bank has had or will have any material liabilities, obligations or loss contingencies of any nature (whether absolute, accrued, contingent or otherwise) of a type required to be reflected in such Mid Penn Financial Statements or Mid Penn Regulatory Reports or in the footnotes thereto that are not fully reflected or reserved against therein or fully disclosed in a footnote thereto and except in the case of any unaudited statements to normal, recurring audit adjustments and, in the case of Mid Penn Regulatory Reports, the absence of footnotes.

(d) The records, systems, controls, data and information of Mid Penn and the Mid Penn Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Mid Penn or any Mid Penn Subsidiary or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described below in this Section 5.5(d). Mid Penn (i) has implemented and maintains a system of internal control over financial reporting that is designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of its financial statements for external purposes in accordance with GAAP, (ii) has implemented and maintains disclosure controls and procedures to ensure that material information relating to Mid Penn, including its consolidated Mid Penn Subsidiaries, is made known to the chief executive officer and the chief financial officer of Mid Penn by others within those entities, and (iii) has disclosed, based on its most recent evaluation prior to the date hereof, to Mid Penn’s outside auditors and the audit committee of Mid Penn’s Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Mid Penn’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Mid Penn’s internal controls over financial reporting. These disclosures (if any) were made in writing by management to Mid Penn’s auditors and audit committee and a copy has previously been made available to Phoenix.

(e) Since December 31, 2011, (i) neither Mid Penn nor any of the Mid Penn Subsidiaries nor, to the Knowledge of Mid Penn, any director, officer, employee, auditor, accountant or representative of Mid Penn or any Mid Penn Subsidiary has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Mid Penn or any Mid Penn Subsidiary or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Mid Penn or any Mid Penn Subsidiary has engaged in illegal accounting or auditing practices, and (ii) no attorney representing Mid Penn or any Mid Penn Subsidiary, whether or not employed by Mid Penn or any Mid Penn Subsidiary, has reported evidence of a material violation of Securities Laws, breach of fiduciary duty or similar violation by Mid Penn or any of its officers, directors, employees or agents to the Board of Directors of Mid Penn or any committee thereof or to any director or officer of Mid Penn.

5.6. No Material Adverse Effect.

Mid Penn has not suffered any Material Adverse Effect since December 31, 2013, and no event has occurred or circumstance arisen since that date that, in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on Mid Penn.

5.7. Material Contracts; Leases; Defaults.

(a) Except as set forth in Mid Penn Disclosure Schedule 5.7(a), neither Mid Penn nor any Mid Penn Subsidiary is a party to or subject to: (i) any employment, consulting or severance contract or material arrangement with any past or present officer, director or employee of Mid Penn or any Mid Penn Subsidiary, except for “at will” arrangements; (ii) any plan, arrangement or contract providing for bonuses, pensions, options, deferred compensation, retirement payments, profit sharing or similar material arrangements for or with any past or present officers, directors or employees of Mid Penn or any Mid Penn Subsidiary; (iii) any collective bargaining agreement with any labor union relating to employees of Mid Penn or any Mid Penn Subsidiary; (iv) any agreement which by its terms limits the payment of dividends by Mid Penn or any Mid Penn Subsidiary; (v) any instrument evidencing or related to indebtedness for borrowed money in excess of $250,000 whether directly or indirectly, by way of purchase money obligation, conditional sale, lease purchase, guaranty or otherwise, in respect of which Mid Penn or any Mid Penn Subsidiary is an obligor to any person, which instrument evidences or relates to indebtedness other than deposits, repurchase agreements, FHLB advances, bankers’ acceptances, and “treasury tax and loan” accounts and transactions in “federal funds” in each case established in the ordinary course of business consistent with past practice, or which contains financial covenants or other restrictions (other than those relating to the payment of principal and interest when due) that would be applicable on or after the Closing Date to any Person; (vi) any other agreement, written or oral, that obligates Mid Penn or any Mid Penn Subsidiary for the payment of more than $150,000 annually or for the payment of more than $750,000 over its remaining term, which is not terminable without cause on 60 days’ or less notice without penalty or payment (other than agreements for commercially available “off-the- shelf” software), or (vii) any agreement (other than this Agreement), contract, arrangement, commitment or understanding (whether written or oral) that restricts or limits in any material way the conduct of business by Mid Penn or any Mid Penn Subsidiary (it being understood that any non-compete or similar provision shall be deemed material, but any limitation on the scope of any license granted under any such agreement shall not be deemed material).

(b) Mid Penn Disclosure Schedule 5.7(b) identifies each parcel of real estate owned, leased or subleased by Mid Penn, Mid Penn Bank or any Mid Penn Subsidiary. Subject to any consents that may be required as a result of the transactions contemplated by this Agreement, neither Mid Penn nor any Mid Penn Subsidiary is in default under any material contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its assets, business, or operations may be bound or affected, or under which it or its assets, business, or operations receive benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

(c) True and correct copies of agreements, contracts, arrangements and instruments referred to in Section 5.7(a) and 5.7(b) (collectively, the “Mid Penn Material Contracts”) have been made available to Phoenix on or before the date hereof, and are in full force and effect on the date hereof, and neither Mid Penn nor any Mid Penn Subsidiary (nor, to the Knowledge of Mid Penn, any other party to any Mid Penn Material Contract)

has materially breached any provision of, or is in default in any respect under any term of, any Mid Penn Material Contract. Except as listed on Mid Penn Disclosure Schedule 5.7(c), no party to any Mid Penn Material Contract will have the right to terminate any or all of the provisions of any such Mid Penn Material Contract as a result of the execution of, and the consummation of the transactions contemplated by, this Agreement.

(d) Since December 31, 2013, through and including the date of this Agreement, neither Mid Penn nor any Mid Penn Subsidiary has (i) except for normal increases for employees made in the ordinary course of business consistent with past practice or as required by applicable law, increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of December 31, 2013 (which amounts have been previously made available to Phoenix), granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay (except as required under the terms of agreements or severance plans listed on Mid Penn Disclosure Schedule 5.11, as in effect as of the date hereof), or paid any bonus other than the customary bonuses in amounts consistent with past practice, (ii) granted any options or warrants to purchase shares of Mid Penn Common Stock, or any Right to any executive officer, director or employee other than grants made in the ordinary course of business consistent with past practice under any option or benefit plan and set forth on Mid Penn Disclosure Schedule 5.2(a), (iii) increased or established any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, (iv) made any material election for federal or state income tax purposes, (v) made any material change in the credit policies or procedures of Mid Penn or any of the Mid Penn Subsidiaries, the effect of which was or is to make any such policy or procedure less restrictive in any material respect, (vi) made any material acquisition or disposition of any assets or properties, or any contract for any such acquisition or disposition entered into other than loans and loan commitments except at the direction or request of any Bank Regulator, (vii) entered into any lease of real or personal property requiring annual payments in excess of $100,000, other than in connection with foreclosed property or in the ordinary course of business consistent with past practice, (viii) changed any accounting methods, principles or practices of Mid Penn or the Mid Penn Subsidiaries affecting its assets, liabilities or businesses, including any reserving, renewal or residual method, practice or policy except in accordance with any changes in GAAP, or (ix) suffered any strike, work stoppage, slow-down, or other labor disturbance.

5.8. Ownership of Property; Insurance Coverage.

(a) Mid Penn and each Mid Penn Subsidiary has good and, as to real property and securities, marketable title to all material assets and properties owned, and as to securities held, by Mid Penn or any Mid Penn Subsidiary in the conduct of their businesses, whether such assets and properties are real or personal, tangible or intangible, including assets and property reflected in the balance sheets contained in the Mid Penn Regulatory Reports and in the Mid Penn Financial Statements or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value in the ordinary course of business since the date of such balance sheets), subject to no material Liens, except (i) those items which secure liabilities for public or statutory obligations or any discount with, borrowing from or other obligations to FHLB, inter-bank credit facilities, or any transaction by a Mid Penn Subsidiary acting in a fiduciary capacity, (ii) statutory liens for amounts not yet delinquent or that are being contested in good faith, (iii) non-monetary liens affecting real property which do not adversely affect the value or use of such real property, and (iv) those described and reflected in the Mid Penn Financial Statements. Such securities are valued on the books of Mid Penn and each of the Mid Penn Subsidiaries in accordance with GAAP. Mid Penn and the Mid Penn Subsidiaries, as lessee, have the right under valid and existing leases of real and personal properties used by Mid Penn and Mid Penn Subsidiaries in the conduct of their businesses to occupy or use all such properties as presently occupied and used by each of them. Neither Mid Penn nor any Mid Penn Subsidiary is in default in any material respect under any lease for any real or personal property to which either Mid Penn or any Mid Penn Subsidiary is a party, and there has not occurred any event that, with lapse of time or the giving of notice or both, would constitute such default, except for such defaults that, either individually or in the aggregate, will not have a Material Adverse Effect on Mid Penn.

(b) With respect to all agreements pursuant to which Mid Penn or any Mid Penn Subsidiary has purchased securities subject to an agreement to resell, if any, Mid Penn or such Mid Penn Subsidiary, as the case may be, has a valid, perfected first Lien in the securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby. Mid Penn and each of the Mid Penn Subsidiaries employs investment, securities risk management and other policies, practices and procedures that Mid Penn and each such Mid Penn Subsidiary believes are prudent and reasonable in the context of such businesses.

(c) Mid Penn and each Mid Penn Subsidiary currently maintain insurance considered by Mid Penn to be reasonable for their respective operations in accordance with industry practice. Neither Mid Penn nor any Mid Penn Subsidiary, except as set forth in Mid Penn Disclosure Schedule 5.8(c), has received notice from any insurance carrier that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs (other than with respect to health or disability insurance) with respect to such policies of insurance will be substantially increased. There are presently no material claims pending under such policies of insurance and no notices have been given by Mid Penn or any Mid Penn Subsidiary under such policies (other than with respect to health or disability insurance). All such insurance is valid and enforceable and in full force and effect, and within the last three years Mid Penn and each Mid Penn Subsidiary has received each type of insurance coverage for which it has applied and during such periods has not been denied indemnification for any material claims submitted under any of its insurance policies. Mid Penn Disclosure Schedule 5.8(c) identifies all material policies of insurance maintained by Mid Penn and each Mid Penn Subsidiary as well as the other matters required to be disclosed under this Section 5.8(c).

5.9. Legal Proceedings.

(a) Except as set forth in Mid Penn Disclosure Schedule 5.9, neither Mid Penn nor any Mid Penn Subsidiary is a party to any, and there are no pending or, to the Knowledge of Mid Penn, threatened legal, administrative, arbitration or other proceedings, claims (whether asserted or unasserted), actions or governmental investigations or inquiries of any material nature (i) against Mid Penn or any Mid Penn Subsidiary, (ii) to which Mid Penn or any Mid Penn Subsidiary’s material assets are or may be subject, (iii) challenging the validity or propriety of any of the transactions contemplated by this Agreement, or (iv) that would reasonably be expected to adversely affect the ability of Mid Penn or Mid Penn Bank to perform under this Agreement in any material respect.

5.10. Compliance With Applicable Law.

(a) Each of Mid Penn and each Mid Penn Subsidiary is in compliance in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it, its properties, assets and deposits, its business, and its conduct of business and its relationship with its employees, including, without limitation, the USA PATRIOT Act, the Emergency Economic Stabilization Act of 2008, as amended, the Bank Secrecy Act, OFAC regulations, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act of 1977, the Home Mortgage Disclosure Act, the Fair Credit Reporting Act, the Fair Debt Collections Practices Act, the Truth in Lending Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices, and neither Mid Penn nor any Mid Penn Subsidiary has received any written notice to the contrary except where the failure to comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Mid Penn. The Board of Directors of Mid Penn Bank has adopted and Mid Penn Bank has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Entity and that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act and the regulations thereunder.

(b) Each of Mid Penn and each Mid Penn Subsidiary has all material permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities and Bank Regulators that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted except where the failure to hold such permits, licensees, authorizations, orders or approvals, or the failure to make such filings, applications or registrations would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Mid Penn; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect in all material respects, and no suspension or cancellation of any such permit, license, certificate, order or approval is threatened or will result from the consummation of the transactions contemplated by this Agreement, subject to obtaining the Regulatory Approvals.

(c) Since January 1, 2012, neither Mid Penn nor any Mid Penn Subsidiary has received any written notification or any other communication from any Bank Regulator (i) asserting that Mid Penn or any Mid Penn Subsidiary is not in material compliance with any of the statutes, regulations or ordinances which such Bank Regulator enforces; (ii) threatening to revoke any license, franchise, permit or governmental authorization that is material to Mid Penn or any Mid Penn Subsidiary; (iii) requiring or threatening to require Mid Penn or any Mid Penn Subsidiary, or indicating that Mid Penn or any Mid Penn Subsidiary may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement with any Governmental Entity or Bank Regulator that is charged with the supervision or regulation of banks or engages in the insurance of bank deposits restricting or limiting, or purporting to restrict or limit, in any material respect the operations of Mid Penn or any Mid Penn Subsidiary, including without limitation any restriction on the payment of dividends; or (iv) except as disclosed in Mid Penn Disclosure Schedule 5.10(c), directing, restricting or limiting, or purporting to direct, restrict or limit, in any manner the operations of Mid Penn or any Mid Penn Subsidiary, including without limitation any restriction on the payment of dividends (any such notice, communication, memorandum, agreement or order described in this sentence is hereinafter referred to as an “Mid Penn Regulatory Agreement”). Copies of all Mid Penn Regulatory Agreements, if any, and all related correspondence between or among Mid Penn or any Mid Penn Subsidiary and any Bank Regulator have heretofore been made available to Phoenix. Neither Mid Penn nor any Mid Penn Subsidiary has consented to or entered into any Mid Penn Regulatory Agreement that is currently in effect or that was in effect since January 1, 2012. The most recent regulatory rating given to Mid Penn Bank as to compliance with the CRA is satisfactory or better.

(d) Each of Mid Penn and Mid Penn Bank are “well capitalized” or words of similar import in future regulations within the meaning of the regulations of the FRB and the FDIC, respectively, and neither Mid Penn nor Mid Penn Bank knows of any facts or circumstances that would reflect adversely on the financial and managerial standards to be applied by the FRB under the BHCA in determining whether to approve the Merger. As of the date hereof, to the Knowledge of Mid Penn, Mid Penn has no reason to believe that it will not have as of the Effective Time sufficient capital to effect the transactions contemplated by this Agreement.

5.11. Employee Benefit Plans.

(a) Mid Penn Disclosure Schedule 5.11 contains a true and complete list of each “employee benefit plan” (within the meaning of Section 3(3) of ERISA), and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor), including, without limitation, supplemental executive retirement plans, stock purchase plans, stock option plans, restricted stock plans, stock appreciation rights plans, severance arrangements, employment agreements, consulting agreements, settlement agreements, release agreements, change-in-control agreements, fringe benefit plans, bonus plans, incentive plans, director deferred agreements, director retirement agreements, deferred compensation plans and all other benefit practices, policies and arrangements (including vacation) under which any current or former employee, director or independent contractor of Mid Penn or any Mid Penn Subsidiary has any present or future right to benefits or under which Mid Penn or any Mid Penn Subsidiary has any present or future liability. All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the “Mid Penn Benefit Plans.”

(b) With respect to each Mid Penn Benefit Plan, Mid Penn has made available to Phoenix a current, accurate and complete copy thereof (or a written summary of the material terms of any unwritten plan) and, to the extent applicable: (i) any related trust agreement or other funding instrument; (ii) the most recent determination letter issued by the IRS and any current application to the IRS for such letter, if applicable; (iii) the most recent summary plan description and any subsequent summaries of material modifications or planned modification; and (iv) annual return/reports on Form 5500 for the last three plan years with respect to each Mid Penn Benefit Plan which is required to file such annual return/report.

(c) (i) Except as would not, individually or in the aggregate, have a Material Adverse Effect, each Mid Penn Benefit Plan that is subject to the requirements of ERISA and the Code has been established and administered in all respects in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code and other applicable laws, rules and regulations; (ii) each Mid Penn Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter as to its qualification, and with respect to all plan document qualification requirements for which the applicable remedial amendment period under Section 401(b) of the Code has closed, any amendments required by such determination letter were made as and when required by such determination letter, and, to the Knowledge of Mid Penn, nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification; (iii) to the Knowledge of Mid Penn, no event has occurred and no condition exists that is reasonably likely to subject Mid Penn or any Mid Penn Subsidiary, solely by reason of its affiliation with any past or present “ERISA Affiliate”, to any Tax, fine, Lien, penalty or other liability imposed by ERISA or the Code; (iv) except as set forth in Mid Penn Disclosure Schedule 5.11, no Mid Penn Benefit Plan provides, and Mid Penn and the Mid Penn Subsidiaries have no obligation to provide, any welfare benefits to any employee or service provider (or any beneficiary thereof) after the employee’s termination of employment and/or the service provider’s termination of service other than as required by Section 4980B of the Code and/or other applicable law; and (v) all contributions required to be made under the terms of any Mid Penn Benefit Plan have been timely made or, if not yet due, have been properly reflected in Mid Penn’s financial statements in accordance with GAAP.

(d) Mid Penn currently maintains a defined benefit pension plan within the meaning of ERISA Section 3(2) participation in which is limited to its directors. None of the Mid Penn Benefit Plans is a “multiemployer plan” (within the meaning of ERISA Section 3(37)) and none of Mid Penn, the Mid Penn Subsidiaries, or any ERISA Affiliate has any liability with respect to a multiemployer plan that remains unsatisfied.

(e) No Mid Penn Benefit Plan that is subject to Section 436 of the Code has an adjusted funding target attainment percentage (as such term is defined in Section 436 of the

Code) that is less than, or presumed to be less than, eighty percent (80%). No Mid Penn Benefit Plan that is subject to Section 430 of the Code is considered at-risk (as such term is defined in Section 430 of the Code). No accumulated funding deficiency (as such term is defined in Section 412 of the Code) has been incurred with respect to any Mid Penn Benefit Plan subject to Section 412 of the Code, whether or not waived.

(f) Except as set forth in Mid Penn Disclosure Schedule 5.11, with respect to any Mid Penn Benefit Plan, the assets of any trust under such Mid Penn Benefit Plan, Mid Penn Benefit Plan sponsor, Mid Penn Benefit Plan fiduciary or Mid Penn Benefit Plan administrator, (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of Mid Penn, threatened and (ii) to the Knowledge of Mid Penn, no facts or circumstances exist that could reasonably be expected to give rise to any such actions, suits or claims.

(g) Except as set forth in Mid Penn Disclosure Schedule 5.11, the consummation of the transactions contemplated herein will not, separately or together with any other event, (i) entitle any employee, officer or director of Mid Penn or any Mid Penn Subsidiary to severance pay, unemployment compensation or any other payment, or (ii) accelerate the time of payment or vesting of, or increase the amount of, compensation due to any such employee, officer or director.

(h) Except as would not, individually or in the aggregate, have a Material Adverse Effect, all Mid Penn Benefit Plans which provide for the deferral of compensation, within the meaning of Section 409A of the Code, have been administered in good faith compliance with Section 409A of the Code. Except as set forth in Mid Penn Disclosure Schedule 5.11, no outstanding stock options and no shares of restricted stock are subject to Section 409A of the Code.

(i) Except as set forth in Mid Penn Disclosure Schedule 5.11(i), Mid Penn has not communicated to any current or former employee thereof any intention or commitment to modify in any material respect any Mid Penn Benefit Plan or contract to establish or implement any other employee or retiree benefit or compensation plan or arrangement.

(j) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by Mid Penn or any Mid Penn Subsidiary with respect to any ongoing, frozen, or terminated Mid Penn Benefit Plan.

(k) No notice of a reportable event within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has been waived, has been required to be filed for any Mid Penn Benefit Plan within the past twelve (12) months.

5.12. Environmental Matters.

Except as may be set forth in Mid Penn Disclosure Schedule 5.12, to the Knowledge of Mid Penn, with respect to Mid Penn and each Mid Penn Subsidiary:

(a) Neither (i) the conduct nor operation of the business of Mid Penn or any Mid Penn Subsidiary nor (ii) any condition of any property currently or previously owned or operated by Mid Penn or any Mid Penn Subsidiary (including, without limitation, in a fiduciary or agency capacity), results or resulted in a violation of any Environmental Laws that is reasonably likely to impose a material liability (including a material remediation obligation) upon Mid Penn or any Mid Penn Subsidiary. No condition exists or has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in any material liability to Mid Penn or any Mid Penn Subsidiary by reason of any Environmental Laws. Neither Mid Penn nor any Mid Penn Subsidiary during the past five years has received any written notice from any Person or Governmental Entity that Mid Penn or any Mid Penn Subsidiary or the operation or condition of any property ever owned, operated, or held as collateral or in a fiduciary capacity by any of them (including any Other Real Estate Owned or property pledged as collateral for any loan held by Mid Penn or any Mid Penn Subsidiary) are currently in violation of or otherwise are alleged to have liability under any Environmental Laws or relating to Materials of Environmental Concern (including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any Materials of Environmental Concern at, on, beneath, or originating from any such property) for which a material liability is reasonably likely to be imposed upon Mid Penn or any Mid Penn Subsidiary;

(b) There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the Mid Penn’s Knowledge, threatened, before any court, Governmental Entity or other forum against Mid Penn or any Mid Penn Subsidiary (i) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (ii) relating to the presence of or release into the environment of any Materials of Environmental Concern (as defined herein), whether or not occurring at or on a site owned, leased or operated by Mid Penn or any Mid Penn Subsidiary; and

(c) There are no underground storage tanks on, in or under any properties owned or operated by Mid Penn or any of the Mid Penn Subsidiaries, and no underground storage tanks have been closed or removed from any properties owned or operated by Mid Penn or any of the Mid Penn Subsidiaries except in compliance with Environmental Laws in all material respects.

5.13. Brokers, Finders and Financial Advisors.

Neither Mid Penn nor any Mid Penn Subsidiary, nor any of their respective officers, directors, employees or agents, has employed any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement, or incurred any liability or commitment for any fees or commissions to any such person in connection with the transactions contemplated by this Agreement except for the retention of Keefe, Bruyette & Woods, Inc. (“KBW”) and the fee payable pursuant thereto.

5.14. Loan Matters.

(a) The allowance for loan losses reflected in Mid Penn’s audited consolidated balance sheet at December 31, 2013 was, and the allowance for loan losses shown on Mid Penn’s balance sheets for periods ending after December 31, 2013 was, or will be, adequate, as of the date thereof, under GAAP.

(b) Mid Penn Disclosure Schedule 5.14(b) sets forth a listing, as of July 31, 2014, by account, of: (i) all loans (including loan participations) of Mid Penn Bank or any other Mid Penn Subsidiary that have been accelerated during the past twelve months; (ii) all loan commitments or lines of credit of Mid Penn Bank or any other Mid Penn Subsidiary which have been terminated by Mid Penn Bank or any other Mid Penn Subsidiary during the past twelve months by reason of a default or adverse developments in the condition of the borrower or other events or circumstances affecting the credit of the borrower; (iii) each borrower, customer or other party which has notified Mid Penn Bank or any other Mid Penn Subsidiary during the past twelve months of, or has asserted against Mid Penn Bank or any other Mid Penn Subsidiary, in each case in writing, any “lender liability” or similar claim, and, to the Knowledge of Mid Penn, each borrower, customer or other party which has given Mid Penn Bank or any other Mid Penn Subsidiary any oral notification of, or orally asserted to or against Mid Penn Bank or any other Mid Penn Subsidiary, any such claim; (iv) all loans (A) that are contractually past due 90 days or more in the payment of principal and/or interest, (B) that are on non-accrual status, (C) that as of the date of this Agreement are classified as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the obligor thereunder, (D) where, during the past three years, the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, or (E) where a specific reserve allocation exists in connection therewith; and (v) all assets classified by Mid Penn Bank or any Mid Penn Subsidiary as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure. Except as set forth on Mid Penn Disclosure Schedule 5.14(b), all loans of Mid Penn Bank have been classified as of July 31, 2014 in accordance with the loan policies and procedures of Mid Penn Bank.

(c) All loans receivable (including discounts) and accrued interest entered on the books of Mid Penn and the Mid Penn Subsidiaries arose out of bona fide arm’s-length transactions, were made for good and valuable consideration in the ordinary course of Mid Penn’s or the appropriate Mid Penn Subsidiary’s respective business, and the notes or other evidences of indebtedness with respect to such loans (including discounts) are true and genuine and are what they purport to be. The loans, discounts and the accrued interest reflected on the books of Mid Penn and the Mid Penn Subsidiaries are subject to no defenses, set-offs or counterclaims (including, without limitation, those afforded by usury or truth-in-lending laws), except as may be provided by bankruptcy, insolvency or similar laws affecting creditors’ rights generally or by general principles of equity. All such loans are owned by Mid Penn or the appropriate Mid Penn Subsidiary free and clear of any Liens.

(d) The notes and other evidences of indebtedness evidencing the loans described above, and all pledges, mortgages, deeds of trust and other collateral documents or security instruments relating thereto are, in all material respects, valid, true and genuine, and what they purport to be.

(e) Mid Penn Disclosure Schedule 5.14(e) sets forth, as of July 31, 2014, a schedule of all executive officers and directors of Mid Penn who have outstanding loans from Mid Penn or Mid Penn Bank, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the two years immediately preceding the date hereof.

(f) To the Knowledge of Mid Penn, no shares of Mid Penn Common Stock were purchased with the proceeds of a loan made by Mid Penn or any Mid Penn Subsidiary.

5.15. Related Party Transactions.

Except as set forth in Mid Penn Disclosure Schedule 5.15 and except for any intracompany transactions, neither Mid Penn nor any Mid Penn Subsidiary is a party to any transaction (including any loan or other credit accommodation) with any Affiliate of Mid Penn or any Mid Penn Subsidiary. All such transactions (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons, and (c) did not involve substantially more than the normal risk of collectability or present other unfavorable features. No loan or credit accommodation to any Affiliate of Mid Penn or any Mid Penn Subsidiary is presently in default or, during the three year period prior to the date of this Agreement, has been in default or has been restructured, modified or extended. Neither Mid Penn nor any Mid Penn Subsidiary has been notified that principal and interest with respect to any such loan or other credit accommodation will not be paid when due or that the loan grade classification accorded such loan or credit accommodation by Mid Penn is inappropriate. No shareholder or Affiliate of Mid Penn (other than Mid Penn and the Mid Penn Subsidiaries) owns any material property or asset used in the conduct of the business of Mid Penn and the Mid Penn Subsidiaries.

5.16. No Phoenix Capital Stock.

Neither Mid Penn nor any Mid Penn Subsidiary beneficially owns, directly or indirectly, any shares of Phoenix Common Stock, or any options, warrants or other rights to acquire any Phoenix Common Stock, except pursuant to the Merger as contemplated in this Agreement.

5.17. SEC Reports.

Mid Penn has timely filed with or furnished to, as applicable, the SEC all registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference) required to be filed or furnished by it with the SEC since January 1, 2013 (the “Mid Penn SEC Reports”). As of their respective filing dates (or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date hereof), each of the Mid Penn SEC Reports complied as to form in all material respects with the applicable requirements of the Exchange Act, and the rules and regulations of the SEC thereunder, applicable to such Mid Penn SEC Reports.

None of the Mid Penn SEC Reports, including any financial statements, schedules or exhibits included or incorporated by reference therein at the time they were filed (or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date hereof), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of Mid Penn Subsidiaries is required to file or furnish any forms, reports or other documents with the SEC. As of the date of this Agreement, no executive officer of Mid Penn has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act.

5.18. Required Vote.

The affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of Mid Penn Common Stock at the Mid Penn Shareholders’ Meeting by the holders of shares of Mid Penn Common Stock is required to approve this Agreement and the Merger under Mid Penn’s articles of incorporation and the PBCL; provided that this Agreement and the Merger were approved by the Mid Penn Board of Directors.

5.19. Registration Obligations.

Except for the shares of Mid Penn Common Stock to be issued under Article III of this Agreement, neither Mid Penn nor any Mid Penn Subsidiary is under any obligation, contingent or otherwise, that will survive the Effective Time by reason of any agreement to register any transaction involving any of its securities under the Securities Act.

5.20. Risk Management Instruments.

All material interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for Mid Penn’s own account, or for the account of one or more of the Mid Penn Subsidiaries or their customers (all of which are set forth in Mid Penn Disclosure Schedule 5.20), were in all material respects entered into in compliance with all applicable laws, rules, regulations and regulatory policies, and with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of Mid Penn or any Mid Penn Subsidiary, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect. Neither Mid Penn nor any Mid Penn Subsidiary, nor to the Knowledge of Mid Penn any other party thereto, is in breach of any of its obligations under any such agreement or arrangement in any material respect.

5.21. Fairness Opinion.

Mid Penn has received a written opinion from KBW to the effect that, subject to the terms, conditions and qualifications set forth therein, as of the date hereof, the Merger Consideration is fair to Mid Penn shareholders from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement.

5.22. Fiduciary Accounts.

To the Knowledge of Mid Penn, Mid Penn Bank and each Mid Penn Subsidiary has properly administered all accounts for which it acts as a fiduciary in all material respects, including but not limited to accounts for which it serves as trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulators. To the Knowledge of Mid Penn, neither Mid Penn Bank nor any other Mid Penn Subsidiary, nor has any of their respective directors, officers or employees, committed any breach of trust with respect to any such fiduciary account and the records for each such fiduciary account.

5.23. Mid Penn Information Supplied.

The information relating to Mid Penn and any Mid Penn Subsidiary to be contained in the Proxy Statement-Prospectus and/or Registration Statement, or in any other document filed with any Bank Regulator or other Governmental Entity in connection herewith (other than the information provided by Phoenix specifically for inclusion), will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

5.24. Taxes.

Except as described in Mid Penn Disclosure Schedule 5.24, Mid Penn and the Mid Penn Subsidiaries are members of the same affiliated group within the meaning of Section 1504(a) of the Code. Mid Penn has duly filed, and will file, all federal, state and local tax returns required to be filed by, or with respect to, Mid Penn and every Mid Penn Subsidiary on or prior to the Closing Date, taking into account any extensions (all such returns being accurate and correct in all material respects) and has duly paid or made provisions for the payment of all federal, state and local taxes which have been incurred by or are due or claimed to be due from Mid Penn and any Mid Penn Subsidiary by any taxing authority or pursuant to any tax sharing agreement on or prior to the Closing Date other than taxes or other charges that (a) are not delinquent, (b) are being contested in good faith, or (c) have not yet been fully determined. Except as set forth in Mid Penn Disclosure Schedule 5.24, as of the date of this Agreement, Mid Penn has received no written notice of, and to Mid Penn’s Knowledge there is no, audit examination, deficiency assessment, tax investigation or refund litigation with respect to any taxes of Mid Penn or any Mid Penn Subsidiary, and no written claim has been made by any Governmental Entity in a jurisdiction where Mid Penn or any Mid Penn Subsidiary does not file tax returns that Mid Penn or any Mid Penn Subsidiary is subject to taxation in that jurisdiction. Mid Penn and the Mid Penn Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any material tax due that is currently in effect. Mid Penn and each Mid Penn Subsidiary has withheld and paid all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party, and Mid Penn and each Mid Penn Subsidiary, to Mid Penn’s Knowledge, has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the Code and similar applicable state and local information reporting requirements. Except as set forth in Mid Penn Disclosure Schedule 5.24, neither Mid Penn nor any Mid Penn Subsidiary is a party to any tax sharing, tax indemnity, or tax allocation agreement or similar contract or understanding.

5.25. No Financing.

Mid Penn has, or will have available to it prior to the Closing, all funds necessary to satisfy all of its obligations hereunder.

5.26. Quality of Representations.

The representations made by Mid Penn in this Agreement are true, correct and complete in all material respects and do not omit statements necessary to make the representations not misleading under the circumstances.

ARTICLE VI

COVENANTS OF PHOENIX

6.1. Conduct of Business.

(a) Affirmative Covenants. From the date of this Agreement to the Effective Time, except with the written consent of Mid Penn (which shall not be unreasonably withheld, conditioned or delayed), Phoenix will, and it will cause each Phoenix Subsidiary to, (i) operate its business only in the usual, regular and ordinary course of business, (ii) use commercially reasonable efforts to preserve intact its business organization and assets and maintain its rights and franchises, and (iii) voluntarily take no action that would, or would be reasonably likely to, materially adversely affect the ability of the parties to obtain any Regulatory Approvals or other approvals of Governmental Entities required for the transactions contemplated hereby or materially increase the period of time necessary to obtain such approvals, or materially adversely affect its ability to perform its covenants and agreements under this Agreement. For the avoidance of doubt, nothing herein shall prevent Phoenix from declaring and paying a dividend on its issued and outstanding shares of Phoenix SBLF Preferred Stock in such amount as required thereunder.

(b) Negative Covenants. Phoenix agrees that from the date of this Agreement to the Effective Time, except as (i) otherwise specifically permitted or required by this Agreement, (ii) consented to by Mid Penn in writing and, except with respect to paragraphs 1, 2, 4, 5, 7 and 8 of this Section 6.1(b), such consent not to be unreasonably withheld, conditioned or delayed (it being understood that Mid Penn shall be deemed to have consented if no written response is provided within two Business Days of delivery of a written request for consent), or (iii) required by any Bank Regulator, Phoenix will not, and it will cause each Phoenix Subsidiary not to:

(1) change or waive any provision of its articles of incorporation, charter or bylaws, except as required by law, or appoint any new directors to its board of directors, except to fill any vacancy in accordance with its bylaws;

(2) except as set forth on Phoenix Disclosure Schedule 6.1(b)(2), change the number of authorized or issued shares of its capital stock, issue any shares of Phoenix capital stock, including any shares that are held as Treasury Stock as of the date of this Agreement, or issue or grant any right or agreement of any character relating to its authorized or issued capital stock or any securities convertible into shares of such stock, make any grant or award under any option or benefit plan, or split, combine or reclassify any shares of capital stock, or declare, set aside or pay any dividend or other distribution in respect of capital stock, or redeem or otherwise acquire any shares of capital stock, except that any Phoenix Subsidiary may pay dividends to its parent company (as permitted under applicable law or regulations) consistent with past practice;

(3) except as set forth on Phoenix Disclosure Schedule 6.1(b)(3), enter into, amend in any material respect or terminate any material contract or agreement (including without limitation any settlement agreement with respect to litigation) except in the ordinary course of business or as required by law;

(4) make application for the opening or closing of any, or open or close any, branch or automated banking facility;

(5) except as set forth on Phoenix Disclosure Schedule 6.1(b)(5), grant or agree to pay any bonus, severance or termination to, or enter into, renew or amend any employment agreement, severance agreement and/or supplemental executive agreement with, or increase in any manner the compensation or fringe benefits of, any of its directors, officers or employees, except (i) as may be required pursuant to commitments existing on the date hereof or as agreed to by the parties and set forth on Phoenix Disclosure Schedule 4.8(a) and Phoenix Disclosure Schedule 4.12, (ii) pay increases in the ordinary course of business consistent with past practice to employees, (iii) quarterly production bonuses payable to commercial lenders in an amount not to exceed ten basis points of such lenders’ quarterly production consistent with past practices; (iv) quarterly production bonuses payable to retail lenders in an amount not to exceed three percent of the fees generated by such lenders during the quarter consistent with past practices; and (v) as required by statute, regulations or regulatory guidance. Neither Phoenix nor any Phoenix Subsidiary shall hire or promote any employee to a rank having a title of vice president or other more senior rank or hire any new employee at an annual rate of compensation in excess of $75,000 except as set forth in Phoenix Disclosure Schedule 6.1(b)(5), provided that Phoenix or a Phoenix Subsidiary may hire at-will, non-officer employees to fill vacancies that may from time to time arise in the ordinary course of business;

(6) except as otherwise expressly permitted under this Agreement or as set forth on Phoenix Disclosure Schedule 6.1(b)(6), enter into or, except as may be required by law, materially modify any pension, retirement, stock option, stock purchase, stock appreciation right, stock grant, savings, profit sharing, deferred compensation, supplemental retirement, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or employees; or make any contributions to any defined contribution plan not in the ordinary course of business consistent with past practice;

(7) except as set forth on Phoenix Disclosure Schedule 6.1(b)(7), merge or consolidate Phoenix or any Phoenix Subsidiary with any other corporation; sell or lease all or any substantial portion of the assets or business of Phoenix or any Phoenix Subsidiary; make any acquisition of all or any substantial portion of the business or assets of any other Person other than in connection with foreclosures, settlements in lieu of foreclosure, troubled loan or debt restructuring, or the collection of any loan or credit arrangement between Phoenix, or any Phoenix Subsidiary, and any other Person; enter into a purchase and assumption transaction with respect to deposits and liabilities; voluntarily revoke or surrender by any Phoenix Subsidiary of its certificate of authority to maintain, or file an application for the relocation of, any existing branch office, or file an application for a certificate of authority to establish a new branch office;

(8) except as set forth on Phoenix Disclosure Schedule 6.1(b)(8), sell or otherwise dispose of the capital stock of Phoenix or any Phoenix Subsidiary or sell or otherwise dispose of any asset of Phoenix or of any Phoenix Subsidiary other than in the ordinary course of business consistent with past practice; except for transactions with the FHLB, subject any asset of Phoenix or of any Phoenix Subsidiary to a Lien (other than in connection with deposits, repurchase agreements, bankers acceptances, “treasury tax and loan” accounts established in the ordinary course of business and transactions in “federal funds” and the satisfaction of legal requirements in the exercise of trust powers), unless such Lien is subject to a stay or appeal proceeding, other than in the ordinary course of business consistent with past practice; incur any indebtedness for borrowed money (or guarantee any indebtedness for borrowed money), except in the ordinary course of business consistent with past practice;

(9) voluntarily take any action that would result in any of the representations and warranties of Phoenix or Miners Bank set forth in this Agreement becoming untrue in any material respect as of any date after the date hereof or any of the conditions set forth in Article IX hereof not being satisfied, except in each case as may be required by applicable law or any Bank Regulator;

(10) change any method, practice or principle of accounting, except as may be required from time to time by GAAP (without regard to any optional early adoption date) or any Bank Regulator responsible for regulating Phoenix or Miners Bank;

(11) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material agreement or indebtedness with an annual value of $1,000,000 or greater to which Phoenix or any Phoenix Subsidiary is a party;

(12) purchase any securities, including equity or debt securities, except in accordance with past practice pursuant to its investment securities portfolio policies approved by the Phoenix Board of Directors and in effect on the date hereof; provided that any such individual purchase shall not exceed $500,000 with the aggregate of all purchases not exceeding $1,000,000;

(13) except as permitted under Section 6.1(b)(2), issue or sell any equity or debt securities of Phoenix or any Phoenix Subsidiary;

(14) make or acquire any loan or other credit facility commitment (including, without limitation, lines of credit and letters of credit) or issue a commitment (including a letter of credit) or renew or extend an existing commitment for any loan, other credit facility commitment, or amend or modify in any material respect any loan, other credit facility commitment (including in any manner that would result in any additional extension of credit, principal forgiveness, or effect any uncompensated release of collateral, i.e., at a value below the fair market value thereof as determined by Phoenix), except (i) in accordance with past practice pursuant to policies approved by the Phoenix Board of Directors and in effect on the date hereof, (ii) with respect to each such loan or other commitment with a classification of less than “Satisfactory” or words of similar import, in accordance with its internal rating system, the aggregate borrowings from

Miners Bank of such relationship does not exceed 75% of the general limit on indebtedness to one customer (as such amount would be calculated pursuant to 7 P.S. Section 306, without regard to section (d) of 7 P.S. Section 306) of Miners Bank as of the date of such loan or other commitment, and (iii) with respect to each other such loan or other commitment, does not exceed the general limit on indebtedness to one customer (as defined above) of Miners Bank as of the date of such loan or other commitment;

(15) except as set forth on the Phoenix Disclosure Schedule 6.1(b)(15), enter into, renew, extend or modify any other transaction (other than a deposit transaction) with any Affiliate;

(16) except as set forth on Phoenix Disclosure Schedule 6.1(b)(16), enter into any futures contract, option, interest rate caps, interest rate floors, interest rate exchange agreement or other agreement or take any other action for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

(17) except for the execution of this Agreement, and actions taken or that will be taken in accordance with this Agreement and performance thereunder, take any action that would give rise to a right of payment to any individual under any employment agreement;

(18) enter into any new line of business;

(19) make any material change in policies in existence on the date of this Agreement with regard to (i) underwriting, the extension of credit, or the establishment of reserves with respect to the possible loss thereon or the charge off of losses incurred thereon, (ii) investments, (iii) asset/liability management, (iv) deposit pricing or gathering, or (v) other material banking policies except as may be required by changes in applicable law or regulations or by a Bank Regulator;

(20) except for the execution of this Agreement, and the transactions contemplated herein, take any action that would give rise to an acceleration of the right to payment to any individual under any Phoenix Employee Plan;

(21) except as set forth in Phoenix Disclosure Schedule 6.1(b)(21), make any capital expenditures in excess of $25,000 individually or $100,000 in the aggregate, other than pursuant to binding commitments existing on the date hereof and other than expenditures necessary to maintain existing assets in good repair;

(22) except as set forth in Phoenix Disclosure Schedule 6.1(b)(22), purchase or otherwise acquire any assets or incur any liabilities other than in the ordinary course of business consistent with past practices and policies;

(23) except as set forth Phoenix Disclosure Schedule 6.1(b)(23), undertake, renew, extend or enter into any lease, contract or other commitment for its account, other than in the normal course of providing credit to customers as part of its banking business, involving (i) a payment by Phoenix or Miners Bank of more than $25,000 annually, (ii) containing any financial commitment extending beyond 24 months from the date hereof, or (iii) any Affiliate of Phoenix or Miners Bank; provided that the aggregate payments under clauses (i) and (ii) shall not exceed $50,000;

(24) except as set forth on Phoenix Disclosure Schedule 6.1(b)(24), pay, discharge, settle or compromise any claim, action, litigation, arbitration or proceeding, other than any such payment, discharge, settlement or compromise in the ordinary course of business consistent with past practice that involves solely money damages in the amount not in excess of $25,000 individually or $60,000 in the aggregate, provided that Phoenix may not charge-off through settlement, compromise or discharge more than $100,000 of the outstanding principal balance of any loan that is 90 or more days contractually past due without first discussing the decision with Mid Penn;

(25) foreclose upon or take a deed or title to or possession or control of any real estate or entity thereon without first obtaining a Phase I environmental assessment of such property which indicates that the property is free of the presence of a Materials of Environmental Concern;

(26) purchase or sell any mortgage loan servicing rights other than in the ordinary course of business consistent with past practice;

(27) issue any broadly distributed communication to employees (including general communications relating to benefits and compensation) relating to post-Closing employment, benefit or compensation information without the prior consent of Mid Penn (which shall not be unreasonably withheld, conditioned or delayed) or issue any broadly distributed communication of a general nature to customers regarding the Merger without the prior approval of Mid Penn (which shall not be unreasonably withheld, conditioned or delayed), except as required by law; or

(28) agree to do any of the foregoing.

6.2. Financial and Other Statements.

(a) Promptly upon receipt thereof, Phoenix will furnish to Mid Penn copies of each annual, interim or special audit of the books of Phoenix and the Phoenix Subsidiaries made by its independent auditors and copies of all internal control reports submitted to Phoenix by such auditors in connection with each annual, interim or special audit of the books of Phoenix and the Phoenix Subsidiaries made by such auditors.

(b) Phoenix will furnish to Mid Penn copies of all documents, statements and reports as it or any Phoenix Subsidiary shall send to its shareholders, any Bank Regulator or any Governmental Entity, except as legally prohibited thereby. Within a reasonable time after the end of each month, Phoenix will deliver to Mid Penn a consolidated balance sheet and a consolidated statement of income, without related notes, for such month prepared in accordance with current financial reporting practices.

(c) Phoenix will advise Mid Penn promptly of the receipt of any examination report of any Bank Regulator with respect to the condition or activities of Phoenix or any of the Phoenix Subsidiaries.

(d) With reasonable promptness, Phoenix will furnish to Mid Penn such additional financial data that Phoenix possesses and as Mid Penn may reasonably request, including without limitation, detailed monthly financial statements, loan reports and Phoenix Regulatory Reports.

6.3. Maintenance of Insurance.

Phoenix shall maintain, and cause each Phoenix Subsidiary to maintain, insurance in such amounts as are reasonable to cover such risks as are customary in relation to the character and location of their properties and the nature of their business, consistent with past practice.

6.4. Disclosure Supplements.

From time to time prior to the Effective Time, Phoenix will promptly supplement or amend the Phoenix Disclosure Schedule delivered in connection herewith with respect to any matter hereafter arising that, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Phoenix Disclosure Schedule or that is necessary to correct any information in such Phoenix Disclosure Schedule that has been rendered materially inaccurate thereby. No supplement or amendment to such Phoenix Disclosure Schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Article IX.

6.5. Consents and Approvals of Third Parties.

Phoenix shall use commercially reasonable efforts to obtain as soon as practicable all consents and approvals necessary or desirable for the consummation of the transactions contemplated by this Agreement.

6.6. Commercially Reasonable Efforts.

Subject to the terms and conditions herein provided, Phoenix agrees to use commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement; provided, however, such efforts do not significantly decrease the benefits of the transaction to Phoenix.

6.7. Failure to Fulfill Conditions.

In the event that Phoenix determines that a condition of Mid Penn to its obligation to complete the Merger cannot be fulfilled and that it will not waive that condition, it will promptly notify Mid Penn that it will not waive the condition.

6.8. No Other Bids and Related Matters.

(a) So long as this Agreement remains in effect, except as otherwise expressly permitted in this Agreement, Phoenix shall not, and shall not authorize, permit or cause each Phoenix Subsidiary and their respective officers, directors, employees, investment bankers, financial advisors, attorneys, accountants, consultants, Affiliates and other agents (collectively, the “Phoenix Representatives”) to, directly or indirectly, (i) initiate, solicit, induce or encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, relates or could reasonably be expected to lead to a Phoenix

Acquisition Proposal; (ii) respond to any inquiry relating to a Phoenix Acquisition Proposal or a Phoenix Acquisition Transaction; (iii) recommend or endorse a Phoenix Acquisition Transaction; (iv) participate in any discussions or negotiations regarding any Phoenix Acquisition Proposal or furnish, or otherwise afford access, to any Person (other than Mid Penn) any information or data with respect to Phoenix or any Phoenix Subsidiary or otherwise relating to a Phoenix Acquisition Proposal; (v) release any Person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which Phoenix is a party; or (vi) enter into any agreement, agreement in principle or letter of intent with respect to any Phoenix Acquisition Proposal or approve or resolve to approve any Phoenix Acquisition Proposal or any agreement, agreement in principle or letter of intent relating to a Phoenix Acquisition Proposal. Any violation of the foregoing restrictions by Phoenix or any Phoenix Representative, whether or not such Phoenix Representative is so authorized and whether or not such Phoenix Representative is purporting to act on behalf of Phoenix or otherwise, shall be deemed to be a breach of this Agreement by Phoenix. Phoenix and each Phoenix Subsidiary shall, and shall cause each of the Phoenix Representatives to, immediately cease and cause to be terminated any and all existing discussions, negotiations, and communications with any Persons with respect to any existing or potential Phoenix Acquisition Proposal. Phoenix shall notify Mid Penn immediately if any such discussions or negotiations are sought to be initiated with Phoenix by any Person other than Mid Penn or if any such requests for information, inquiries, proposals or communications are received from any Person other than Mid Penn.

For purposes of this Agreement, “Phoenix Acquisition Proposal” shall mean any inquiry, offer or proposal (other than an inquiry, offer or proposal from Mid Penn), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, a Phoenix Acquisition Transaction. For purposes of this Agreement, “Phoenix Acquisition Transaction” shall mean (A) any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving Phoenix or any Phoenix Subsidiary; (B) any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, any assets of Phoenix or any Phoenix Subsidiary representing, in the aggregate, twenty-five percent (25%) or more of the assets of Phoenix and each Phoenix Subsidiary on a consolidated basis; (C) any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing fifteen percent (15%) or more of the votes attached to the outstanding securities of Phoenix or any Phoenix Subsidiary; (D) any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning twenty-five percent (25%) or more of any class of equity securities of Phoenix or any Phoenix Subsidiary; or (E) any transaction which is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing.

(b) Notwithstanding Section 6.8(a), Phoenix may take any of the actions described in clause (ii) or (iv) of Section 6.8(a) if but only if, (i) Phoenix has received a bona fide unsolicited written Phoenix Acquisition Proposal that did not result from a breach of this Section 6.8; (ii) the Phoenix Board of Directors determines in good faith, after consultation with and having considered the advice of its outside legal counsel and its independent financial advisor, that such Phoenix Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal (as defined below); (iii) Phoenix has provided Mid Penn with at least one Business Day’s prior notice of such determination; and (iv) prior to furnishing or affording access to any information or data with respect to Phoenix or any of the Phoenix Subsidiaries or otherwise relating to a Phoenix Acquisition Proposal, Phoenix receives from such Person a confidentiality agreement with terms no less favorable to such other party than those contained in the Confidentiality Agreement. Phoenix shall promptly provide to Mid Penn any non-public information regarding Phoenix or any Phoenix Subsidiary provided to any other Person that was not previously provided to Mid Penn, such additional information to be provided no later than the date of provision of such information to such other party.

For purposes of this Agreement, “Superior Proposal” means any bona fide written proposal (or its most recently amended or modified terms, if amended or modified) made by a third party to enter into a Phoenix Acquisition Transaction on terms that the Phoenix Board of Directors determines in its good faith judgment, after consultation with and having considered the advice of outside legal counsel and financial advisor: (i) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of Phoenix Common Stock or all, or substantially all, of the assets of Phoenix and the Phoenix Subsidiaries on a consolidated basis; (ii) would result in a transaction that (A) involves consideration to the holders of the shares of Phoenix Common Stock that is more favorable than the consideration to be paid to Phoenix’s shareholders pursuant to this Agreement, considering, among other things, the nature of the consideration being offered and any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond or in addition to those specifically contemplated hereby, and which proposal is not conditioned upon obtaining additional financing and (B) is, in light of the other terms of such proposal, more favorable to Phoenix than the Merger and the transactions contemplated by this Agreement; and (iii) is reasonably likely to be completed on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of the proposal.

(c) Phoenix shall promptly (and in any event within twenty-four (24) hours) notify Mid Penn in writing if any proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, Phoenix or any Phoenix Representatives, in each case in connection with any Phoenix Acquisition Proposal, and such notice shall indicate the name of the Person initiating such discussions or negotiations or making such proposal, offer or information request and the material terms and conditions of any proposals or offers (and, in the case of written materials relating to such proposal, offer, information request, negotiations or discussion, providing copies of such materials (including e-mails or other electronic communications) unless (i) such materials constitute confidential information of the party making such offer or proposal under an effective confidentiality agreement, (ii) disclosure of such materials jeopardizes the attorney-client privilege, or (iii) disclosure of such materials contravenes any law, rule, regulation, order, judgment or decree. Phoenix agrees that it shall keep Mid Penn informed, on a current basis, of the status and terms of any such proposal, offer, information request, negotiations or discussions (including any amendments or modifications to such proposal, offer or request).

(d) Neither the Phoenix Board of Directors nor any committee thereof shall (i) withdraw, qualify or modify, or propose to withdraw, qualify or modify, in a manner adverse to Mid Penn in connection with the transactions contemplated by this Agreement (including the Merger), the Phoenix Recommendation, or make any statement, filing or release, in connection with the Phoenix Shareholders’ Meeting or otherwise, inconsistent with the Phoenix Recommendation (it being understood that taking a neutral position or no position with respect to a Phoenix Acquisition Proposal shall be considered an adverse modification of the Phoenix Recommendation); (ii) approve or recommend, or publicly propose to approve or recommend, any Phoenix Acquisition Proposal; or (iii) enter into (or cause Phoenix or any Phoenix Subsidiary to enter into) any letter of intent, agreement in principle, acquisition agreement or other agreement (A) related to any Phoenix Acquisition Transaction (other than a confidentiality agreement entered into in accordance with the provisions of Section 6.8(b)) or (B) requiring Phoenix to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement.

(e) Notwithstanding Section 6.8(d) above, prior to the date of Phoenix Shareholders’ Meeting, the Phoenix Board of Directors may approve or recommend to the shareholders of Phoenix a Superior Proposal and withdraw, qualify or modify the Phoenix Recommendation in connection therewith or take any of the other actions otherwise prohibited by Section 6.8(d) (a “Phoenix Subsequent Determination”) after the third (3rd) Business Day following the receipt by Mid Penn of a notice (the “Notice of Superior Proposal”) from Phoenix advising Mid Penn that the Phoenix Board of Directors has decided that a bona fide unsolicited written Phoenix Acquisition Proposal that it received (that did not result from a breach of this Section 6.8) constitutes a Superior Proposal (it being understood that Phoenix shall be required to deliver a new Notice of Superior Proposal in respect of any materially revised Superior Proposal from such third party or its affiliates that Phoenix proposes to accept and the subsequent notice period shall be three (3) Business Days) if, but only if, (i) the Phoenix Board of Directors has reasonably determined in good faith, after consultation with and having considered the advice of outside legal counsel and its financial advisor, that the failure to take such actions would be inconsistent with its fiduciary duties to Phoenix’s shareholders under applicable law and (ii) at the end of such three (3) Business Day period, after taking into account any such adjusted, modified or amended terms as may have been committed to in writing by Mid Penn since its receipt of such Notice of Superior Proposal (provided, however, that Mid Penn shall not have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of this Agreement), the Phoenix Board of Directors has again in good faith made the determination (A) in clause (i) of this Section 6.8(e) and (B) that such Phoenix Acquisition Proposal constitutes a Superior Proposal.

(f) Nothing contained in this Section 6.8 or elsewhere in this Agreement shall prohibit Phoenix from (i) taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act, to the extent applicable, or (ii) making any disclosure to its shareholders if, in each case, the Board of Directors, after consultation with outside counsel to Phoenix, determines that the failure to make such disclosure to Phoenix’s shareholders would be reasonably likely to result in a breach of their fiduciary duty under Pennsylvania law.

6.9. Reserves and Merger-Related Costs.

Phoenix agrees to consult with Mid Penn with respect to its loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves). Mid Penn and Phoenix shall also consult with respect to the character, amount and timing of restructuring charges to be taken by each of them in connection with the transactions contemplated hereby and shall take such charges as Mid Penn shall reasonably request and which are not inconsistent with GAAP, provided that no such actions need be effected until (a) immediately prior to the Effective Time and (b) Mid Penn shall have irrevocably certified to Phoenix that all conditions set forth in Article IX to the obligation of Mid Penn to consummate the transactions contemplated hereby (other than the delivery of certificates or opinions) have been satisfied or, where legally permissible, waived.

6.10. Phoenix Board and Committee Information.

Phoenix shall provide to Mid Penn a copy of the minutes (including supporting documentation and schedules) of any meeting of the board of directors or any Subsidiary, or any committee thereof, or any senior management committee (including, but not limited to, the loan committee of Miners Bank), except to the extent the exclusion may be required for the board of directors to exercise its fiduciary duties under Pennsylvania law or applicable law or as may be required by applicable Bank Regulators, but in any event within fifteen (15) days of the meeting of such board or committee to which such minutes relate, except that with respect to any meeting held within fifteen (15) days of the Effective Time, such minutes shall be provided prior to the Effective Time.

6.11. Affiliate Letters.

Phoenix shall deliver to Mid Penn, concurrently with the execution of this Agreement, the Phoenix Affiliate Letters.

6.12. Proxy Solicitor.

If Mid Penn requests, Phoenix shall retain a proxy solicitor in connection with the solicitation of Phoenix shareholder approval of this Agreement.

6.13. Phoenix Dividends.

From the date hereof until the Effective Time, Phoenix shall consult with Mid Penn regarding the record dates and the payment dates relating to any dividends in respect of Phoenix Common Stock, it being the intention of Phoenix and Mid Penn that holders of Phoenix Common Stock shall not receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to their shares of Phoenix Common Stock and/or any Mid Penn Common Stock that any such holder receives in exchange therefor pursuant to the Merger.

6.14. Phoenix Dividend Reinvestment.

Phoenix shall take all such necessary action to suspend the acceptance of dividends and other contributions of participants in the Phoenix Dividend Reinvestment and Stock Purchase Plan

(the “Phoenix DRIP”) effective promptly after the date of this Agreement (taking into account any Phoenix dividends that have been declared but not yet paid as of the date hereof). In addition, prior to the Effective Time, Phoenix shall take such action as is necessary to terminate the Phoenix DRIP and shall distribute all shares of Phoenix Common Stock and the value of all cash held in participant’s plan accounts in accordance with the terms of the Phoenix DRIP.

6.15. Approval of Bank Plan of Merger.

Phoenix shall take all action necessary and appropriate to approve the Bank Plan of Merger as sole shareholder of Miners Bank and obtain the approval of, and cause the execution and delivery of, the Bank Plan of Merger by Miners Bank in accordance with applicable laws and regulations and as soon as practicable after completion of the Merger on the Effective Time.

6.16. Real Estate.

(a) Phoenix hereby agrees to permit Mid Penn to engage, at the sole expense of Mid Penn, qualified consultants, mutually agreeable to Phoenix and Mid Penn, to conduct a Phase I environmental site assessment and any other environmental site assessments of the Phase I OREO Property.

(b) During the period from the date hereof to the eighteenth (18th) Business Day prior to the Effective Time, Miners Bank may, from time to time, sell or dispose of any excess parcels of land on the Phase I OREO Property, on such terms and conditions as it may determine, in its sole discretion (such proceeds, net of related Transaction Expenses, the “Excess Phase I OREO Property Recoveries”).

ARTICLE VII

COVENANTS OF MID PENN

7.1. Conduct of Business.

(a) Affirmative Covenants. From the date of this Agreement to the Effective Time, except with the written consent of Phoenix (which shall not be unreasonably withheld, conditioned or delayed) Mid Penn will, and it will cause each Mid Penn Subsidiary to, (i) operate its business only in the usual, regular and ordinary course of business, (ii) use commercially reasonable efforts to preserve intact its business organization and assets and maintain its rights and franchises, and (iii) voluntarily take no action that would, or would be reasonably likely to, materially adversely affect the ability of the parties to obtain any Regulatory Approvals or other approvals of Governmental Entities required for the transactions contemplated hereby or materially increase the period of time necessary to obtain such approvals, or materially adversely affect its ability to perform its covenants and agreements under this Agreement.

(b) Negative Covenants. Mid Penn agrees that, from the date of this Agreement to the Effective Time, except as (i) otherwise specifically permitted or required by this Agreement, (ii) set forth in Mid Penn Disclosure Schedule 7.1(b), (iii) consented to by Phoenix in writing and such consent shall not be unreasonably withheld, conditioned or delayed (it being understood that Phoenix shall be deemed to have consented if no written response is provided within two Business Days of delivery of a written request for consent), or (iv) required by any Bank Regulator, Mid Penn will not, and it will cause each Mid Penn Subsidiary not to:

(1) amend its articles of incorporation or bylaws or similar governing documents of any of the Mid Penn Subsidiaries in a manner that would materially and adversely affect the economic benefits of the Merger to the holders of Phoenix Common Stock or that would materially impede Mid Penn’s ability to consummate the transactions contemplated by this Agreement;

(2) take any action that is intended to, would or would be reasonably likely to result in any of the conditions set forth in Article IX not being satisfied or prevent or materially delay the consummation of the transactions contemplated hereby, except, in every case, as may be required by applicable law;

(3) take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(4) agree to or make any commitment to, take, or adopt any resolutions of board of directors of Mid Penn in support of, any of the actions prohibited by this Section 7.1(b); or

(5) other than the issuance of shares of Mid Penn Common Stock constituting the Merger Consideration, increase the number of issued and outstanding shares of capital stock of Mid Penn in an amount greater than ten (10) percent of the issued and outstanding shares of capital stock of Mid Penn as of the date of this Agreement.

7.2. Financial and Other Statements.

(a) Promptly upon receipt thereof, Mid Penn will furnish to Phoenix copies of each annual, interim or special audit of the books of Mid Penn and the Mid Penn Subsidiaries made by its independent auditors and copies of all internal control reports submitted to Mid Penn by such auditors in connection with each annual, interim or special audit of the books of Mid Penn and the Mid Penn Subsidiaries made by such auditors.

(b) Mid Penn will furnish to Phoenix copies of all documents, statements and reports as it or any Mid Penn Subsidiary shall send to its shareholders, any Bank Regulator or any Governmental Entity, except as legally prohibited thereby. Within a reasonable time after the end of each month, Mid Penn will deliver to Phoenix a consolidated balance sheet and a consolidated statement of income, without related notes, for such month prepared in accordance with current financial reporting practices.

(c) Mid Penn will advise Phoenix promptly of the receipt of any examination report of any Bank Regulator with respect to the condition or activities of Mid Penn or any of the Mid Penn Subsidiaries.

(d) With reasonable promptness, Mid Penn will furnish to Phoenix such additional financial data that Mid Penn possesses and as Phoenix may reasonably request, including without limitation, detailed monthly financial statements and loan reports.

7.3. Maintenance of Insurance.

Mid Penn shall maintain, and cause each Mid Penn Subsidiary to maintain, insurance in such amounts as are reasonable to cover such risks as are customary in relation to the character and location of their properties and the nature of their business, consistent with past practice.

7.4. Disclosure Supplements.

From time to time prior to the Effective Time, Mid Penn will promptly supplement or amend the Mid Penn Disclosure Schedule delivered in connection herewith with respect to any matter hereafter arising that, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Mid Penn Disclosure Schedule or that is necessary to correct any information in such Mid Penn Disclosure Schedule that has been rendered materially inaccurate thereby. No supplement or amendment to such Mid Penn Disclosure Schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Article IX.

7.5. Consents and Approvals of Third Parties.

Mid Penn shall use commercially reasonable efforts to obtain as soon as practicable all consents and approvals necessary or desirable for the consummation of the transactions contemplated by this Agreement.

7.6. Commercially Reasonable Efforts.

Subject to the terms and conditions herein provided, Mid Penn agrees to use commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement; provided, however, such efforts do not significantly decrease the benefits of the transaction to Mid Penn.

7.7. Failure to Fulfill Conditions.

In the event that Mid Penn determines that a condition to its obligation to complete the Merger cannot be fulfilled and that it will not waive that condition, it will promptly notify Phoenix.

7.8. Affiliate Letters.

Mid Penn shall deliver to Phoenix, concurrently with the execution of this Agreement, the Mid Penn Affiliate Letters.

7.9. Miners Bank Post-Closing Operation.

Following the effective date of the Bank Merger and for three (3) years immediately thereafter, Mid Penn agrees to continue to operate Miners Bank as a separate division of Mid Penn Bank under the name “Miners Bank, a Division of Mid Penn Bank.”

7.10. Post-Closing Governance.

On or prior to the Effective Time, Mid Penn shall take such actions as are necessary (including waiving any bylaw restrictions) to cause the individuals identified in Section 2.4(e) to be appointed to the board of directors of each of Mid Penn and Mid Penn Bank. Mr. Land shall serve as a director of Mid Penn in the class of directors whose term expires in 2016, and each of Messrs. Moisey and Quandel shall serve as a director of Mid Penn in the class of directors whose term expires in 2017. For so long as such individual serves as a director of Mid Penn, Mid Penn shall cause such individual to serve on the board of directors of Mid Penn Bank.

7.11. Proxy Solicitor.

If Phoenix requests, Mid Penn shall retain a proxy solicitor in connection with the solicitation of Mid Penn shareholder approval of this Agreement.

7.12. Employee Matters.

(a) Commencing at the Effective Time and unless otherwise determined by the Board of Directors of Miners Bank, Mid Penn shall, and shall cause each of the Mid Penn Subsidiaries to, provide the employees of Phoenix and the Phoenix Subsidiaries who remain employed immediately after the Effective Time with (i) base compensation that is, in the aggregate, no less favorable to the base compensation provided by Phoenix and the Phoenix Subsidiaries on the date of this Agreement and (ii) employee benefits that are substantially comparable, in the aggregate, to the employee benefits provided to similarly situated employees of Mid Penn and the Mid Penn Subsidiaries.

(b) After the Closing Date, the Phoenix Benefit Plans may, at Mid Penn’s election and subject to the requirements of the Code and ERISA, continue to be maintained separately, consolidated, merged, frozen or terminated; provided, however, that after the Closing Date, Mid Penn shall amend the Phoenix 401(k) plan to freeze participation and contributions under such plan contemporaneously with the participation of all eligible Phoenix employees in the applicable Mid Penn 401(k) plan. Following such action, Mid Penn will continue to maintain the individual participant accounts under the Phoenix 401(k) plan until such time as the Phoenix 401(k) plan assets are merged with and into the applicable Mid Penn 401(k) plan in accordance with the requirements of Code Section 414(1).

(c) Employees of Phoenix or any Phoenix Subsidiary who become participants in a Mid Penn Benefit Plan shall, except with respect to any Mid Penn Excluded Benefit Plan, be given credit for service as an employee of Phoenix or Miners Bank or any predecessor thereto prior to the Effective Time for purposes of determining eligibility to participate in such plans, vesting purposes under such plans and benefit levels (but not benefit accrual) under such plans. Notwithstanding the foregoing, employees of Phoenix or any Phoenix Subsidiary who become eligible to participate in a Mid Penn Excluded Benefit Plan within the meaning of ERISA Section 3(2) shall be treated as new employees (without any credit for service prior to the Closing Date) for all purposes under any such Mid Penn Excluded Benefit Plan.

(d) This Agreement shall not be construed to limit the ability of Mid Penn or Mid Penn Bank to terminate the employment of any employee or to review employee benefits programs from time to time and to make such changes (including terminating any benefit plan or program) as it deems appropriate.

(e) In the event of any termination or consolidation of any Phoenix health plan with any Mid Penn health plan, Mid Penn shall make available to employees of Phoenix or any Phoenix Subsidiary and their dependents health coverage on the same basis as it provides such coverage to Mid Penn employees. Unless an employee of Phoenix or any Phoenix Subsidiary affirmatively terminates coverage under a Phoenix health plan prior to the time that such employee becomes eligible to participate in the Mid Penn health plan, no coverage of any of the employees of Phoenix or any Phoenix Subsidiary or their dependents shall terminate under any of the Phoenix health plans prior to the time such employees and their dependents become eligible to participate in the health plans, programs and benefits common to all employees of Mid Penn and their dependents. In the event of a termination or consolidation of any Phoenix health plan, terminated Phoenix and Phoenix Subsidiary employees and qualified beneficiaries will have the right to continuation coverage under group health plans of Mid Penn in accordance with COBRA and/or other applicable law. With respect to any employee of Phoenix or any Phoenix Subsidiary, any coverage limitation under the Mid Penn health plan due to any pre-existing condition shall be waived by the Mid Penn health plan to the degree that such condition was covered by the Phoenix health plan and such condition would otherwise have been covered by the Mid Penn health plan in the absence of such coverage limitation. Mid Penn shall cause the applicable Mid Penn Benefit Plan to recognize any medical or other health expense incurred by an employee of Phoenix or any Phoenix Subsidiary in the plan year that includes the Closing Date for purposes of determining any applicable deductible and annual out of pocket expense thereunder.

(f) In the event (i) Mid Penn terminates the employment (other than for circumstances reasonably constituting cause) of any active employees of Phoenix or Miners Bank (other than employees of Phoenix or Miners Bank who are subject to employment, change of control or similar contracts) who were employees as of the date of this Agreement, and immediately prior to the Effective Time (each such employee, a “Phoenix Continuing Employee”), or (ii) such Phoenix Continuing Employee is not offered or retained in substantially comparable employment, with respect to job description, responsibilities and pay, with Mid Penn or Mid Penn Bank, as applicable, then Mid Penn shall pay severance benefits to such employees as follows: (A) in the event employment is terminated on or prior to the date which is twelve (12) months after the Closing Date, two (2) weeks’ salary for each full year of continuous service with Phoenix or Miners Bank, with a minimum severance benefit of two (2) weeks and a maximum severance benefit of twenty-six (26) weeks; (B) in the event employment is terminated thereafter, in accordance with the then existing severance policy of Mid Penn or its successor; or (C) as otherwise agreed between Phoenix and Mid Penn.

(g) Mid Penn agrees to honor, or cause one of the Mid Penn Subsidiaries to honor, in accordance with their terms, all employment and change of control agreements listed on Phoenix Disclosure Schedule 4.8(a), subject to any limitations imposed under applicable law or by any Regulatory Authority; provided, however, that the foregoing shall not prevent Mid Penn or any of the Mid Penn Subsidiaries from amending or terminating any such agreement in accordance with its terms and applicable law.

(h) Mid Penn shall establish a retention bonus pool of up to $150,000 for employees jointly designated in writing by Mid Penn and Phoenix (other than employees of Phoenix who are subject to employment contracts or other contracts providing for severance or after payments upon termination of employment or upon change of control of Phoenix) in order to help retain such designated employees. Such bonuses shall be payable after the Effective Time on a date jointly determined by Mid Penn and Phoenix in the event that the designated employee remains employed by Phoenix, Miners Bank, Mid Penn or Mid Penn Bank, as the case may be, until the Effective Time or a date thereafter jointly determined by Mid Penn and Phoenix; provided that the employee satisfactorily fulfills the duties of such employee’s position through such date. For the avoidance of any doubt, Mid Penn shall establish the amount of the retention bonus for each such employee in its sole discretion.

(i) The provisions of this Section 7.12 are solely for the benefit of the parties to this Agreement, and no current or former director, officer, employee, other service provider or independent contractor or any other person shall be a third-party beneficiary of this Agreement, and nothing herein shall be construed as an amendment to any Phoenix or Mid Penn Benefit Plan or other compensation or benefit plan or arrangement for any purpose.

7.13. Directors and Officers Indemnification and Insurance.

(a) For a period of six (6) years after the Effective Time, Mid Penn shall indemnify, defend and hold harmless each person who is now, or who has been at any time before the date hereof or who becomes before the Effective Time, an officer, director or employee of Phoenix or Miners Bank (the “Indemnified Parties”) against all losses, claims, damages, costs, expenses (including attorney’s fees), liabilities or judgments or amounts that are paid in settlement (which settlement shall require the prior written consent of Mid Penn, which consent shall not be unreasonably withheld, conditioned or delayed) of or in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, or administrative (each a “Claim”), in which an Indemnified Party is, or is threatened to be made, a party or witness in whole or in part or arising in whole or in part out of the fact that such person is or was a director, officer or employee of Phoenix or a Phoenix Subsidiary if such Claim pertains to any matter of fact arising, existing or occurring at or before the Effective Time (including, without limitation, the Merger and the other transactions contemplated hereby), regardless of whether such Claim is asserted or claimed before, or after, the Effective Time, to the fullest extent as would have been permitted by Phoenix under the PBCL and under Phoenix’s articles of incorporation and bylaws. Mid Penn shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the fullest extent as would have been permitted by Phoenix under the PBCL and under Phoenix’s articles of incorporation and bylaws, upon receipt of an undertaking to repay such advance payments if such Indemnified Party shall be adjudicated or determined to be not entitled to indemnification in the manner set forth below. Any Indemnified Party wishing to claim indemnification under this subsection upon learning of any Claim, shall notify Mid Penn (but the failure so to notify Mid Penn shall not relieve it from any liability that it may have under this subsection, except to the extent such failure materially prejudices Mid Penn) and shall deliver to Mid Penn the undertaking referred to in the previous sentence.

(b) In the event that either Mid Penn or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving bank or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Mid Penn shall assume the obligations set forth in this Section 7.13.

(c) Mid Penn shall maintain, or shall cause Mid Penn to maintain, in effect for six years following the Effective Time, the current directors’ and officers’ liability insurance policies covering the officers and directors of Phoenix (provided, that Mid Penn may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring at or prior to the Effective Time; provided, however, that in no event shall Mid Penn be required to expend pursuant to this subsection more than 150% of the annual cost currently expended by Phoenix with respect to such insurance (the “Maximum Amount”); provided, further, that if the amount of the annual premium necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Mid Penn shall maintain the most advantageous policies of directors’ and officers’ insurance obtainable for a premium equal to the Maximum Amount. In connection with the foregoing, Phoenix agrees in order for Mid Penn to fulfill its agreement to provide directors and officers liability insurance policies for six years to provide such insurer or substitute insurer with such reasonable and customary representations as such insurer may request with respect to the reporting of any prior claims.

(d) The obligations of Mid Penn provided under this Section 7.13 are intended to be enforceable against Mid Penn directly by the Indemnified Parties and shall be binding on all respective successors and permitted assigns of Mid Penn.

7.14. Stock Reserve.

Mid Penn agrees at all times from the date of this Agreement until the Merger Consideration has been paid in full to reserve a sufficient number of shares of Mid Penn Common Stock, to reserve a sufficient number of shares of Mid Penn Preferred Stock to issue the Mid Penn SBLF Preferred Stock and to maintain sufficient liquid accounts or borrowing capacity to fulfill its obligations under this Agreement.

7.15. Exchange Listing.

Mid Penn shall use its reasonable best efforts to list, prior to the Effective Time, on Nasdaq the shares of Mid Penn Common Stock to be issued as Merger Consideration pursuant to the Merger, and Mid Penn shall give all notices and make all filings with Nasdaq required in connection with the transactions contemplated herein.

7.16. Approval of Bank Plan of Merger.

Mid Penn shall take all action necessary and appropriate to approve the Bank Plan of Merger as sole shareholder of Mid Penn Bank and obtain the approval of, and cause the execution and delivery of, the Bank Plan of Merger by Mid Penn Bank in accordance with applicable laws and regulations and as soon as practicable after completion of the Merger on the Effective Time.

7.17. Real Estate.

(a) As promptly as reasonably practicable, but in any event within fourteen (14) days following the date of receipt of a preliminary report previously ordered by Mid Penn, if recommended by the environmental consultant engaged to perform such preliminary report, Mid Penn shall cause a Phase I environmental site assessment of the Phase I OREO Property to be commenced. Mid Penn shall promptly notify and provide to Phoenix any written reports it receives in connection with such Phase I environmental site assessment.

(b) If such Phase I environmental site assessment reports the existence of Materials of Environmental Concern, Mid Penn will reasonably determine, in consultation with the environmental consultant, the necessity and scope of a Phase II environmental site assessment to investigate the possible Materials of Environmental Concern. The environmental consultant will be instructed to explicitly recommend, or not recommend, the commission of a Phase II environmental site assessment. If, within fifteen (15) days of receipt of such Phase I environmental site assessment, such environmental consultant is unwilling to perform such service, another environmental consultant mutually agreed upon by Mid Penn and Phoenix will make such determination. The cost of any such Phase II environmental site assessment shall be borne equally by Mid Penn and Phoenix.

(c) If such Phase II environmental site assessment shall confirm the presence of Materials of Environmental Concern, such consultant shall estimate the amount of expense to remediate the Phase I OREO Property to commercially reasonable and recognized standards under relevant state or federal standards (such amount, the “Remediation Expense”).

ARTICLE VIII

ADDITIONAL AGREEMENTS

8.1. Shareholder Meetings.

(a) Phoenix will (i) as promptly as practicable after the Registration Statement is declared effective by the SEC, take all steps necessary to duly call, give notice of, convene and hold a meeting of its shareholders (the “Phoenix Shareholders’ Meeting”), for the purpose of considering this Agreement and the Merger, and for such other purposes as may be, in Phoenix’s reasonable judgment, necessary or desirable, and (ii) have its Board of Directors unanimously recommend approval of this Agreement to the Phoenix shareholders (the “Phoenix Recommendation”) and otherwise support the Merger.

(b) Mid Penn will (i) as promptly as practicable after the Registration Statement is declared effective by the SEC, take all steps necessary to duly call, give notice of, convene and hold a meeting of its shareholders (the “Mid Penn Shareholders’ Meeting”), for the purpose of considering this Agreement and the Merger, and for such other purposes as may be, in Mid Penn’s reasonable judgment, necessary or desirable, and (ii) have its Board of Directors unanimously recommend approval of this Agreement to the Mid Penn shareholders (the “Mid Penn Recommendation”) and otherwise support the Merger.

8.2. Proxy Statement-Prospectus.

(a) For the purposes of (i) registering Mid Penn Common Stock to be offered to holders of Phoenix Common Stock in connection with the Merger with the SEC under the Securities Act and (ii) holding the Phoenix Shareholders’ Meeting and the Mid Penn Shareholders’ Meeting, Mid Penn shall draft and prepare, and Phoenix shall cooperate in the preparation of, the Registration Statement, including a combined proxy statement and prospectus satisfying all applicable requirements of applicable state securities and banking laws, and of the Securities Act and the Exchange Act, and the rules and regulations thereunder (such proxy statement/prospectus in the form mailed to the Phoenix shareholders and the Mid Penn shareholders, together with any and all amendments or supplements thereto, being herein referred to as the “Proxy Statement-Prospectus”). Mid Penn shall file the Registration Statement, including the Proxy Statement-Prospectus, with the SEC. Each of Mid Penn and Phoenix shall use commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and each of Phoenix and Mid Penn shall thereafter promptly mail the Proxy Statement-Prospectus to the Phoenix shareholders and the Mid Penn shareholders. Mid Penn shall also use commercially reasonable efforts to obtain all necessary state securities law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Phoenix shall furnish all information concerning Phoenix and the holders of Phoenix Common Stock as may be reasonably requested in connection with any such action.

(b) Phoenix shall provide Mid Penn with any information concerning itself that Mid Penn may reasonably request in connection with the drafting and preparation of the Proxy Statement-Prospectus, and Mid Penn shall notify Phoenix promptly of the receipt of any comments of the SEC with respect to the Proxy Statement-Prospectus and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide to Phoenix promptly copies of all correspondence between Mid Penn or any of its representatives and the SEC. Mid Penn shall give Phoenix and its counsel the opportunity to review and comment on the Proxy Statement-Prospectus prior to its being filed with the SEC and shall give Phoenix and its counsel the opportunity to review and comment on all amendments and supplements to the Proxy Statement-Prospectus and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. Each of Mid Penn and Phoenix agrees to use commercially reasonable efforts, after consultation with the other party hereto, to respond promptly to all such comments of and requests by the SEC and to cause the Proxy Statement-Prospectus and all required amendments and supplements thereto to be mailed to the holders of Phoenix Common Stock entitled to vote at the Phoenix Shareholders’ Meeting and to the holders of the Mid Penn Common Stock entitled to vote at the Mid Penn Shareholders’ Meeting at the earliest practicable time.

(c) Phoenix and Mid Penn shall promptly notify the other party if at any time it becomes aware that the Proxy Statement-Prospectus or the Registration Statement contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. In such event, Phoenix shall cooperate with Mid Penn in the preparation of a supplement or amendment to such Proxy Statement-Prospectus that corrects such misstatement or omission, and Mid Penn shall file an amended Registration Statement with the SEC, and Phoenix shall mail an amended Proxy Statement-Prospectus to the Phoenix shareholders and Mid Penn shall mail an amended Proxy Statement-Prospectus to the Mid Penn shareholders. If requested by Mid Penn, Phoenix shall obtain a “comfort” letter from its independent registered public accounting firm, dated as of the date of the Proxy Statement-Prospectus and updated as of the date of consummation of the Merger, with respect to certain financial information regarding Phoenix, in form and substance that is customary in transactions such as the Merger.

8.3. Regulatory Approvals.

Each of Phoenix and Mid Penn will cooperate with the other and use commercially reasonable efforts to promptly prepare all necessary documentation, to effect all necessary filings and to obtain all necessary permits, consents, waivers, approvals and authorizations of the SEC, the Bank Regulators and any other third parties or Governmental Entities, necessary to consummate the transactions contemplated by this Agreement. Phoenix and Mid Penn will furnish each other and each other’s counsel with all information concerning themselves, their subsidiaries, directors, officers and shareholders and such other matters as may be necessary or advisable in connection with any application, petition or any other statement or application made by or on behalf of Phoenix or Mid Penn to any Bank Regulator or Governmental Entity in connection with the Merger, and the other transactions contemplated by this Agreement. Phoenix shall have the right to review and approve in advance all characterizations of the information relating to Phoenix and any Phoenix Subsidiary which appear in any filing made in connection with the transactions contemplated by this Agreement with any Governmental Entity. Mid Penn shall give Phoenix and its counsel the opportunity to review and comment on each filing prior to its being filed with a Bank Regulator and shall give Phoenix and its counsel the opportunity to review and comment on all regulatory filings, amendments and supplements to such filings and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, a Bank Regulator. Mid Penn shall notify Phoenix promptly of the receipt of any comments of any Bank Regulator with respect to such filings.

8.4. Current Information.

(a) During the period from the date of this Agreement to the Effective Time, each party will cause one or more of its representatives to confer with representatives of the other party and report the general status of its ongoing operations at such times as the other party may reasonably request. Each party will promptly notify the other party of any material change in the normal course of its business or in the operation of the properties of such party or the Mid Penn Subsidiaries or the Phoenix Subsidiaries, as applicable, and, to the extent permitted by applicable law, of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation involving such party or any Mid Penn Subsidiary or Phoenix Subsidiary, as applicable. Without limiting the foregoing, senior officers of Mid Penn and Phoenix shall confer at the reasonable request of the other, and shall meet on a reasonably regular basis, to review the financial and operational affairs of Phoenix and the Phoenix Subsidiaries, in accordance with applicable law, and Phoenix shall give due consideration to Mid Penn’s input on such matters, with the understanding that, notwithstanding any other provision contained in this Agreement, neither Mid Penn nor any Mid Penn Subsidiary shall, under any circumstance, be permitted to exercise control of Phoenix or any Phoenix Subsidiary prior to the Effective Time. Provided, however, neither Mid Penn nor Phoenix shall be required to take any action that would provide access to or disclose information where such access or disclosure would, in such disclosing party’s reasonable judgment, violate or prejudice the rights, business interests, or confidences of any customer or other person or would result in the waiver by such disclosing party of the privilege protecting communications between such disclosing party and any of its legal counsel.

(b) Miners Bank shall provide Mid Penn Bank, within a reasonable period of time after the end of each calendar month, a written list of Nonperforming Assets, its asset quality report and a written list of its investment security purchases during the calendar month then ended. On a monthly basis, Phoenix shall provide Mid Penn Bank with a schedule of all loan approvals, which schedule shall indicate the loan amount, loan type and other material features of the loan. To the extent requested by Mid Penn, Phoenix and Miners Bank shall each provide Mid Penn copies of minutes of meetings of the Board of Directors and the committees thereof.

(c) Each of Mid Penn and Phoenix shall promptly inform the other upon receiving notice of any legal, administrative, arbitration or other proceedings, demands, notices, audits or investigations (by any federal, state or local commission, agency or board) relating to the alleged liability of such party or any Phoenix Subsidiary or Mid Penn Subsidiary, as applicable, under any labor or employment law.

8.5. Access; Confidentiality.

(a) From the date of this Agreement through the Effective Time, Phoenix shall, and shall cause each Phoenix Subsidiary to, afford to Mid Penn and its authorized agents and representatives, complete access to its properties, assets, books and records and personnel, during normal business hours and after reasonable notice; and the officers of Phoenix and each Phoenix Subsidiary will furnish Mid Penn and its representatives with such financial and operating data and other information with respect to its businesses, properties, assets, books and records and personnel as Mid Penn or its representatives shall from time to time reasonably request.

(b) Mid Penn agrees to conduct such investigation and discussions hereunder in a manner so as not to interfere unreasonably with normal operations and customer and employee relationships of Phoenix and the Phoenix Subsidiaries.

(c) In addition, Phoenix shall permit employees of Mid Penn reasonable access to and participation in matters relating to problem loans, loan restructurings and loan workouts, investments, derivatives, and other asset/liability activities of Phoenix and any Phoenix Subsidiary, provided that nothing contained in this subparagraph shall be construed to grant Mid Penn or any Mid Penn employee any final decision-making authority with respect to such matters.

(d) Prior to the Effective Time, Mid Penn shall hold in confidence all confidential information of Phoenix on the terms and subject to the conditions of the Confidentiality Agreement in accordance with Section 11.1. If the transactions contemplated by this Agreement shall not be completed, Mid Penn will continue to comply with the terms of such Confidentiality Agreement.

ARTICLE IX

CLOSING CONDITIONS

9.1. Conditions to Each Party’s Obligations under this Agreement.

The respective obligations of each party under this Agreement shall be subject to the fulfillment at or prior to the Closing Date of the following conditions, none of which may be waived:

(a) Shareholder Approval. This Agreement and the transactions contemplated hereby shall have been approved by the requisite vote of the shareholders of Phoenix and by the requisite vote of the shareholders of Mid Penn.

(b) Injunctions. None of the parties hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the transactions contemplated by this Agreement and no statute, rule or regulation shall have been enacted, entered, promulgated, interpreted, applied or enforced by any Governmental Entity or Bank Regulator, that enjoins or prohibits the consummation of the transactions contemplated by this Agreement.

(c) Regulatory Approvals. All Regulatory Approvals, and other necessary approvals, authorizations and consents of any Governmental Entities required to consummate the transactions contemplated by this Agreement, the failure of which to obtain would reasonably be expected to have a Material Adverse Effect, shall have been obtained and shall remain in full force and effect and all waiting periods relating to such approvals, authorizations or consents shall have expired; and no such approval, authorization or consent shall include any condition or requirement, excluding standard conditions that are normally imposed by the regulatory authorities in bank merger transactions, that would, in the good faith reasonable judgment of the Board of Directors of either Phoenix or Mid Penn, materially and adversely affect the business, operations, financial condition, property or assets of the combined enterprise of Phoenix, Miners Bank, Mid Penn Bank, and Mid Penn or materially impair the value of Phoenix or Miners Bank to Mid Penn or of Mid Penn and Mid Penn Bank to Phoenix.

(d) Effectiveness of Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or threatened by the SEC and, if the offer and sale of Mid Penn Common Stock in the Merger is subject to the blue sky laws of any state, shall not be subject to a stop order of any state securities commissioner.

(e) Tax Opinions. On the basis of facts, representations and assumptions which shall be consistent with the state of facts existing at the Closing Date, Mid Penn shall have received an opinion of Stevens & Lee, P.C., and Phoenix shall have received an opinion of Bybel Rutledge LLP, each reasonably acceptable in form and substance to Mid Penn and Phoenix, dated as of the Closing Date, substantially to the effect that for federal income tax purposes, the Merger will qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Code. In rendering the legal opinions described in this Section 9.1(e), the law firms may require and rely upon customary representations contained in certificates of officers of Mid Penn and Phoenix and their respective subsidiaries. The receipt of such legal opinions may not be waived by either party to this Agreement unless the Proxy Statement-Prospectus is re-circulated to the Phoenix shareholders and the Mid Penn shareholders for solicitation of their approval of the consummation of the Merger without fulfillment of the condition described in this Section 9.1(e).

(f) Listing of Mid Penn Common Stock. The shares of Mid Penn Common Stock issuable pursuant to the Merger shall have been approved for listing on Nasdaq.

(g) Assumption of Phoenix SBLF Preferred Stock. Mid Penn and Phoenix shall have taken all actions reasonably necessary to provide for, and shall have received all approvals required for the exchange of the then-outstanding shares of Phoenix SBLF Preferred Stock for shares of Mid Penn SBLF Preferred Stock pursuant to Section 3.1(j), all in accordance with the articles of incorporation, bylaws and other governing documents of Phoenix, as amended, and in accordance with the terms of the Treasury Letter and/or any other agreements pursuant to which such shares of Phoenix SBLF Preferred Stock were issued or required to be entered into in order to effect such change.

9.2. Conditions to the Obligations of Mid Penn under this Agreement.

The obligations of Mid Penn under this Agreement shall be further subject to the satisfaction of the following conditions at or prior to the Closing Date:

(a) Representations and Warranties. Each of the representations and warranties of Phoenix set forth in this Agreement or in any certificate or agreement delivered by Phoenix pursuant to the provisions hereof shall be true and correct, in all respects as of the date of this Agreement and immediately prior to the Effective Time with the same effect as though all such representations and warranties had been made at and as of such time (except to the extent such representations and warranties speak as of a particular date, which shall be true and correct in all respects as of that date). For purposes of this condition to Closing, no representation or warranty of Phoenix contained in Article IV shall be deemed untrue or incorrect, and Phoenix shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any paragraph of Article IV, has had or is reasonably expected to have a Material Adverse Effect on Phoenix.

(b) Agreements and Covenants. Phoenix shall have performed in all material respects all obligations and complied in all material respects with all agreements or covenants to be performed or complied with by it at or prior to the Effective Time.

(c) Permits, Authorizations, Etc. Phoenix shall have obtained any and all material permits, authorizations, consents, waivers, clearances or approvals required for the lawful consummation of the Merger.

(d) No Change Resulting in Material Adverse Effect. From the date hereof through the Closing Date, there shall not have occurred, on a consolidated basis, any change that individually or in the aggregate has a Material Adverse Effect with respect to Phoenix or any Phoenix Subsidiary.

(e) Appraisal Rights. Not more than 7% of the outstanding shares of the Phoenix Common Stock shall constitute Dissenter Shares.

(f) Officer’s Certificate. Phoenix shall have delivered to Mid Penn a certificate and such other documents, dated the Closing Date and signed, without personal liability, by its chief executive officer and chief financial officer, to the effect that the conditions set forth in subsections (a) through (e) of this Section 9.2 have been satisfied.

9.3. Conditions to the Obligations of Phoenix under this Agreement.

The obligations of Phoenix under this Agreement shall be further subject to the satisfaction of the following conditions at or prior to the Closing Date:

(a) Representations and Warranties. Each of the representations and warranties of Mid Penn set forth in this Agreement or in any certificate or agreement delivered by Mid Penn pursuant to the provisions hereof shall be true and correct, in all respects as of the date of this Agreement and immediately prior to the Effective Time with the same effect as though all such representations and warranties had been made at and as of such time (except to the extent such representations and warranties speak as of a particular date, which shall be true and correct in all respects as of that date). For the purposes of this condition to Closing, no representation or warranty of Mid Penn contained in Article V shall be deemed untrue or incorrect, and Mid Penn shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any paragraph of Article V, has had or is reasonably expected to have a Material Adverse Effect on Mid Penn.

(b) Agreements and Covenants. Mid Penn shall have performed in all material respects all obligations and complied in all material respects with all agreements or covenants to be performed or complied with by it at or prior to the Effective Time.

(c) Permits, Authorizations, Etc. Mid Penn shall have obtained any and all material permits, authorizations, consents, waivers, clearances or approvals required for the lawful consummation of the Merger.

(d) No Change Resulting in Material Adverse Effect. From the date hereof through the Closing Date, there shall not have occurred, on a consolidated basis, any change that individually or in the aggregate has a Material Adverse Effect with respect to Mid Penn or Mid Penn Bank.

(e) Payment of Merger Consideration. Mid Penn shall have delivered the Exchange Fund to the Exchange Agent on or before the Closing Date and the Exchange Agent shall provide Phoenix with a certificate evidencing such delivery.

(f) Officer’s Certificate. Mid Penn shall have delivered to Phoenix a certificate and such other documents, dated the Closing Date and signed, without personal liability, by its chief executive officer and chief financial officer, to the effect that the conditions set forth in subsections (a) through (e) of this Section 9.3 have been satisfied.

ARTICLE X

TERMINATION, AMENDMENT AND WAIVER

10.1. Termination.

This Agreement may be terminated at any time prior to the Closing Date, whether before or after approval of the Merger by the shareholders of Phoenix:

(a) at any time by the mutual written agreement of Mid Penn and Phoenix;

(b) by either party (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach by its nature cannot be cured prior to the Termination Date or shall not have been cured within 30 days after written notice of such breach by the terminating party to the other party; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 10.1(b) unless the breach of representation or warranty, together with all other such breaches, would entitle the terminating party not to consummate the transactions contemplated hereby under Section 9.2(a) (in the case of a breach of a representation or warranty by Phoenix) or Section 9.3(a) (in the case of a breach of a representation or warranty by Mid Penn);

(c) by either party (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material failure to perform or comply with any of the covenants or agreements set forth in this Agreement on the part of the other party, which failure by its nature cannot be cured prior to the Termination Date or shall not have been cured within 30 days after written notice of such failure by the terminating party to the other party; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 10.1(c) unless the breach of covenant or agreement, together with all other such breaches, would entitle the terminating party not to consummate the transactions contemplated hereby under Section 9.2(b) (in the case of a breach of covenant by Phoenix) or Section 9.3(b) (in the case of a breach of covenant by Mid Penn);

(d) by either party if the Closing shall not have occurred by the Termination Date, or such later date as shall have been agreed to in writing by Mid Penn and Phoenix; provided, that no party may terminate this Agreement pursuant to this Section 10.1(d) if the failure of the Closing to have occurred on or before said date was due to such party’s material breach of any representation, warranty, covenant or other agreement contained in this Agreement;

(e) by either party if (i) the shareholders of Phoenix fail to approve the transactions contemplated by this Agreement at the Phoenix Shareholders’ Meeting called for that purpose; or (ii) the shareholders of Mid Penn fail to approve the transactions contemplated by this Agreement at the Mid Penn Shareholders’ Meeting called for that purpose;

(f) by either party if (i) final action has been taken by a Bank Regulator whose approval is required in connection with this Agreement and the transactions contemplated hereby, which final action (A) has become nonappealable and (B) does not approve this Agreement or the transactions contemplated hereby, or (ii) any court of competent jurisdiction or other Governmental Entity shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable;

(g) by the Board of Directors of Mid Penn if Phoenix has received a Superior Proposal, and in accordance with Section 6.8 of this Agreement, the Phoenix Board of Directions has entered into any letter of intent, agreement in principle or acquisition agreement with respect to the Superior Proposal, withdrawn its recommendation of this Agreement or failed to make such recommendation at any time a recommendation is required to be made under this Agreement or modified or qualified such recommendation in manner adverse to Mid Penn, or has otherwise made a determination to accept such Superior Proposal;

(h) by the Board of Directors of Phoenix if Phoenix has received a Superior Proposal, and in accordance with Section 6.8 of this Agreement, the Phoenix Board of Directors has made a determination to accept such Superior Proposal;

(i) INTENTIONALLY OMITTED; or

(j) by Phoenix, if the Phoenix Board of Directors so determines by a majority vote of its members, at any time during the five (5) Business Day period commencing with the Determination Date, if both of the following conditions are satisfied:

(i) the Mid Penn Determination Date Market Value shall be less than the Initial Mid Penn Market Value multiplied by 0.80; and

(ii) (A) the quotient obtained by dividing the Mid Penn Determination Date Market Value by the Initial Mid Penn Market Value (such quotient being the “Mid Penn Ratio”) shall be less than (B) the Index Ratio and subtracting 0.20 from the Index Ratio; subject, however, to the following: if Phoenix elects to exercise its termination right pursuant to this Section 10.1(j), it shall give prompt written notice thereof to Mid Penn and Mid Penn shall, for a period of five (5) Business Days after its receipt of such notice, have the option of increasing the consideration to be received by holders of Phoenix Common Stock, in the form of Mid Penn Common Stock, cash, or a combination of Mid Penn Common Stock and cash (the “Additional Consideration”), by adjusting the Exchange Ratio to an amount which, when multiplied by the Mid Penn Determination Date Market Value equals the lesser of (x) $41.28 or (y) the product of the Index Ratio and the Initial Mid Penn Market Value multiplied by the Exchange Ratio. If within such five (5) Business Day period, Mid Penn delivers written notice to Phoenix that it intends to proceed by paying the Additional Consideration, as contemplated by the preceding sentence, then no termination shall occur pursuant to this Section 10.1(j) and this Agreement shall remain in full force and effect in accordance with its terms (except that the Merger Consideration shall have been so modified).

For purposes of this Section 10.1(j), the following terms shall have the meanings indicated below:

“Determination Date” shall mean the later of (i) the date on which the last required approval of a Regulatory Authority is obtained with respect to the transactions contemplated by the Agreement without regard to any requisite waiting period or (ii) the date of the Phoenix Shareholders’ Meeting.

“Final Index Price” means the closing price of the Nasdaq Bank Index as of the Determination Date.

“Index Group” means the Nasdaq Bank Index.

“Index Ratio” means the quotient obtained by dividing the Final Index Price by the Initial Index Price.

“Initial Index Price” means the closing price of the Nasdaq Bank Index as of the Starting Date.

“Initial Mid Penn Market Value” means the closing price of Mid Penn Common Stock on the Starting Date, adjusted as indicated in the last sentence of this Section 10.1(j).

“Mid Penn Determination Date Market Value” shall be the average of the daily closing sales prices of a share of Mid Penn Common Stock as reported on Nasdaq for the twenty consecutive trading days immediately preceding the Determination Date.

“Mid Penn Ratio” means the quotient obtained by dividing Mid Penn Determination Date Market Value by the Initial Mid Penn Market Value.

“Starting Date” means the last trading day before the date of this Agreement.

If Mid Penn or any company belonging to the Index Group declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices for Mid Penn Common Stock or the common stock of such company, as applicable, shall be appropriately adjusted for the purposes of applying this Section 10.1(j).

10.2. Effect of Termination.

(a) In the event of termination of this Agreement pursuant to any provision of Section 10.1, this Agreement shall forthwith become void and have no further force, except that the provisions of Sections 10.2, 11.1, 11.2, 11.4, 11.5, 11.7, 11.10, and 11.11 and the last sentence of Section 11.12, and any other Section which, by its terms, relates to post-termination rights or obligations, shall survive such termination of this Agreement and remain in full force and effect.

(b) If this Agreement is terminated, expenses and damages of the parties hereto shall be determined as follows:

(i) Except as provided below, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

(ii) In the event of a termination of this Agreement because of a willful breach of any representation, warranty, covenant or agreement contained in this Agreement, the breaching party shall remain liable for any and all damages, costs and expenses (including those for accountants, financial advisors, and investment bankers), including all reasonable attorneys’ fees, sustained or incurred by the non-breaching party as a result thereof or in connection therewith or with respect to the enforcement of its rights hereunder.

(iii) In the event that this Agreement is terminated by Mid Penn pursuant to Section 10.1(g) or by Phoenix pursuant to Section 10.1(h), Phoenix shall pay to Mid Penn the Mid Penn Termination Fee within five (5) Business Days after Mid Penn makes written demand therefor. Such payments shall be made by wire transfer of immediately available funds to an account designated by Mid Penn.

(c) For purposes of this Agreement, the “Mid Penn Termination Fee” shall mean $580,000.

(d) The right to receive payment of the Mid Penn Termination Fee under Section 10.2(b)(iii) constitutes the sole and exclusive remedy of either party against the other and their respective officers and directors with respect to a termination under that Section.

10.3. Amendment, Extension and Waiver.

Subject to applicable law, and except as provided in this Agreement, at any time prior to the Effective Time (whether before or after approval thereof by the shareholders of Phoenix), the parties hereto by action of their respective Boards of Directors, may (a) amend this Agreement, (b) extend the time for the performance of any of the obligations or other acts of any other party hereto, (c) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (d) waive compliance with any of the agreements or conditions contained herein; provided, however, that after any approval of this Agreement and the transactions contemplated hereby by the shareholders of Phoenix and Mid Penn, there may not be, without further approval of such shareholders, any amendment of this Agreement which reduces the amount or value or changes the form of consideration to be delivered to Phoenix’s shareholders pursuant to this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party, but such waiver or failure to insist on strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE XI

MISCELLANEOUS

11.1. Confidentiality.

Except as specifically set forth herein, Mid Penn and Phoenix mutually agree to be bound by the terms of the confidentiality agreement dated as of November 27, 2013 (the “Confidentiality Agreement”) previously executed by the parties hereto, which Confidentiality Agreement is hereby incorporated herein by reference. The parties hereto agree that such Confidentiality Agreement shall continue in accordance with its respective terms, notwithstanding the termination of this Agreement.

11.2. Public Announcements.

Phoenix and Mid Penn shall cooperate with each other in the development and distribution of all news releases and other public disclosures with respect to this Agreement, and except as may be otherwise required by law, neither Phoenix nor Mid Penn shall issue any news release, or other public announcement or communication with respect to this Agreement unless such news release, public announcement or communication has been mutually agreed upon by the parties hereto.

11.3. Survival.

All representations, warranties and covenants in this Agreement or in any instrument delivered pursuant hereto or thereto shall expire on and be terminated and extinguished at the Effective Time, except for those covenants and agreements contained herein which by their terms apply in whole or in part after the Effective Time, including Section 2.4, Article III, Section 7.9, Section 7.10, Section 7.12, and Section 7.13.

11.4. Expenses.

Except as otherwise provided in Section 10.2, and except for the cost of printing and mailing the Proxy Statement-Prospectus which shall be shared equally, each party hereto shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated hereby, including fees and expenses of its own financial advisors, accountants and legal counsel and, in the case of Mid Penn, the registration fee to be paid to the SEC in connection with the Registration Statement.

11.5. Notices.

All notices or other communications hereunder shall be in writing and shall be deemed given if delivered by receipted hand delivery, mailed by United States prepaid registered or certified mail (return receipt requested), or by a nationally recognized overnight courier promising next Business Day delivery, addressed as follows:

If to Phoenix, to:

If to Phoenix, to:	George H. Groves President and Chief Executive Officer Phoenix Bancorp, Inc. Rockwood Center 1504 Rte. 61 South Pottsville, PA 17901

With required copies (which shall not constitute notice) to:	Nicholas Bybel, Jr., Esq. Bybel Rutledge, LLP 1017 Mumma Road, Suite 302 Lemoyne, PA 17043 Fax: (717) 731-8205

If to Mid Penn, to:	Rory G. Ritrievi President and Chief Executive Officer Mid Penn Bancorp, Inc. 349 Union Street Millersburg, PA 17061

With required copies (which shall not constitute notice) to:	Christopher M. Cicconi, Esq. Stevens & Lee, P.C. 17 N. 2nd Street Harrisburg, PA 17101 Fax: (610) 371-7363

or such other address as shall be furnished in writing by any party, and any such notice or communication shall be deemed to have been given: (a) as of the date delivered by hand; (b) three (3) Business Days after being delivered to the U.S. mail, postage prepaid; or (c) one (1) Business Day after being delivered to the overnight courier and requesting next Business Day delivery.

11.6. Parties in Interest.

This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other party. Except for the provisions of Article III and Section 7.13(d) and except as otherwise expressly provided by this Agreement, following the Effective Time, nothing in this Agreement, express or implied, is intended to confer upon any person, other than the parties hereto and their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

11.7. Complete Agreement.

This Agreement, including the Exhibits and Disclosure Schedules hereto and the documents and other writings referred to herein or therein or delivered pursuant hereto, and the Confidentiality Agreement, referred to in Section 11.1, contains the entire agreement and understanding of the parties with respect to its subject matter. There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties other than those expressly set forth herein or therein. This Agreement supersedes all prior agreements and understandings (other than the Confidentiality Agreement referred to in Section 11.1 hereof) between the parties, both written and oral, with respect to its subject matter.

11.8. Counterparts.

This Agreement may be executed in one or more counterparts all of which shall be considered one and the same agreement and each of which shall be deemed an original. A facsimile copy or electronic transmission of a signature page shall be deemed to be an original signature page.

11.9. Severability.

In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use commercially reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.

11.10. Governing Law.

This Agreement shall be governed by the laws of the Commonwealth of Pennsylvania, without giving effect to its laws or principles of conflicts of laws.

11.11. Interpretation.

When a reference is made in this Agreement to Sections or Exhibits, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. The recitals hereto constitute an integral part of this Agreement. References to Sections include subsections, which are part of the related Section (e.g., a section numbered “Section 2.2(a)” would be part of

“Section 2.2” and references to “Section 2.2” would also refer to material contained in the subsection described as “Section 2.2(a)”). The table of contents, index and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The phrases “the date of this Agreement”, “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date set forth in the Recitals to this Agreement. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

11.12. Specific Performance; Jurisdiction.

The parties hereto agree that irreparable damage would occur in the event that the provisions contained in this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions thereof in the United States District Court for the Middle District of Pennsylvania or in any state court in the Commonwealth of Pennsylvania, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the United States District Court for the Middle District of Pennsylvania or of any state court located in the Commonwealth of Pennsylvania in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other United States District Court for the Middle District of Pennsylvania or a state court located in the Commonwealth of Pennsylvania.

[Remainder of page intentionally blank]

IN WITNESS WHEREOF, Mid Penn and Phoenix have caused this Agreement to be executed under seal by their duly authorized officers as of the date first set forth above.

MID PENN BANCORP, INC.

By:	/s/ Rory G. Ritrievi
	Name:	Rory G. Ritrievi
	Title:	President and Chief Executive Officer

PHOENIX BANCORP, INC.

By:	/s/ George H. Groves
	Name:	George H. Groves
	Title:	President and Chief Executive Officer